Manulife Second Quarter Report to Shareholders three and six months ended June 30, 2023 Manulife Financial Corporation

Manulife reports strong topline results in 2Q23 with APE sales up 12%, NBV up 10%, new business CSM of $592 million up 15% and Global Wealth and Asset Management net inflows of $2.2 billion. Net income attributed to shareholders was $1.0 billion in 2Q23 and core earnings were $1.6 billion with strong EPS and core EPS growth

Today, Manulife announced its second quarter of 2023 (“2Q23”) results. Key highlights include:

•

Net income attributed to shareholders of $1.0 billion in 2Q23, up $0.9 billion compared with transitional net income attributed to shareholders[1] for the second quarter of 2022 (“2Q22”), and up $3.1 billion compared with 2Q22 net loss attributed to shareholders

•	Core earnings[1] of $1.6 billion in 2Q23, up 4% on a constant exchange rate basis[2] from 2Q22

•

Core EPS[3] of $0.83 in 2Q23, up 6%[2] compared with 2Q22, and diluted earnings per common share (“EPS”) of $0.50 in 2Q23, up $0.44 compared with transitional EPS[3] of $0.06 in 2Q22, and up $1.63 compared with EPS of -$1.13 in 2Q22

•	Core ROE[3] of 15.5% and ROE of 9.3% in 2Q23

•	APE sales[4] of $1.6 billion in 2Q23, up 12%[4] from 2Q22

•	NBV[4] of $585 million in 2Q23, up 10% from 2Q22

•	New business contractual service margin (“CSM”)[5] of $592 million in 2Q23, up 15%[2] from 2Q22

•	CSM balance net of NCI of $17.4 billion and post-tax CSM net of NCI[1] of $14.9 billion as at June 30, 2023, an increase of $140 million and $218 million from December 31, 2022, respectively

•	Global Wealth and Asset Management (“Global WAM”) net inflows[4] of $2.2 billion in 2Q23, compared with net inflows of $1.7 billion in 2Q22

•	LICAT ratio[6] of 136%

•	Purchased for cancellation 0.9% of common shares outstanding, or approximately 17.3 million common shares, for $443 million in 2Q23

•	Adjusted book value per common share[3] of $29.42 and book value per common share of $21.30 as of June 30, 2023, an increase of $1.36 and $0.68 from June 30, 2022, respectively

“We are pleased to report strong topline performance during the second quarter including double-digit year-over-year growth in new business metrics7 from our global insurance business, particularly with new business CSM growing at our medium-term target of 15%,” said Roy Gori, Manulife President & Chief Executive Officer. “Our Asia business generated 26% growth in both APE sales and new business CSM, as we capitalize on the recovery across the region, mainly in Hong Kong. In addition, Global WAM generated net inflows of $2.2 billion while core EBITDA margin improved by 2.2 percentage points quarter-over-quarter to 24.6%3. I am encouraged by the momentum we are driving across our global business and the future earnings we expect that these sales will generate.”

“We delivered solid operating results in 2Q23, including core earnings of $1.6 billion, core ROE of 15.5% and core EPS growth of 6%,” Mr. Gori continued. “Our net income of $1.0 billion increased from the prior year despite the impact of downward pressure on real estate valuations.”

[1]

Transitional net income attributed to shareholders, core earnings and post-tax CSM net of NCI (“post-tax CSM”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 2Q23 MD&A.

[2]	Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”) and new business CSM stated on a constant exchange rate basis are non-GAAP ratios.
[3]	Core EPS, transitional EPS, core return on common shareholders’ equity (“Core ROE”), adjusted book value per common share, and core EBITDA margin are non-GAAP ratios.
[4]

For more information on annualized premium equivalent (“APE”) sales, new business value (“NBV”), and net flows, see “Non-GAAP and other financial measures” in our 2Q23 MD&A. Percentage growth / declines in NBV and APE sales are stated on a constant exchange rate basis.

[5]	New business CSM is net of non-controlling interests (“NCI”).
[6]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[7]	Includes APE sales, NBV and new business CSM.

Manulife Financial Corporation – Second Quarter 2023	1

Colin Simpson, Chief Financial Officer, said, “Our capital position is strong with a LICAT ratio of 136%. We have repurchased 1.8% of our common shares so far this year1 which, along with an increase in core earnings, has resulted in strong second quarter core ROE. We have an enviable portfolio of businesses, which provide us with a strategic advantage and position us well for success, as evidenced by topline growth in 2Q23. We look forward to CSM growth translating into stable and growing insurance earnings.”

BUSINESS HIGHLIGHTS:

To continue helping our customers live longer, healthier, better lives, we:

•

launched enhanced healthcare coverage in Hong Kong to better address the growing demand for health and protection services. Customers can now use our expanded hospital network covering over 3,000 hospitals across mainland China. We are the first life insurer in the market to cover all Grade III public hospitals;

•	continued to expand our behavioural insurance program in Canada by making Manulife Vitality available on new Manulife Par individual insurance policies; and

•	deepened our collaboration with ŌURA to offer John Hancock Vitality members discounts on ŌURA rings and the ability to earn points for healthy sleep habits and mindfulness.

We remain committed to our Environmental, Social and Governance (“ESG”) strategy:

•

We strengthened our commitment to reducing emissions by disclosing science-based[2] targets, including an increased ambition to reduce absolute scope 1 and 2 emissions 40% by 2035, and a combination of sector-specific and asset-class specific interim targets to reduce the General Account’s financed emissions as outlined in our 2022 ESG Report published in May 2023.[3] Currently, Manulife’s owned timberland and agriculture properties remove more carbon from the atmosphere than emitted in our operations;

•

We announced the launch of our industry-first ESG themed funds in Manulife Mandatory Provident Fund (“MPF”) in Hong Kong Retirement. This makes our flagship MPF scheme the first in the MPF market to provide both sustainable equity and fixed income investment options; and

•	Manulife was named one of Corporate Knights’ Best 50 Corporate Citizens in Canada for the third consecutive year.

We continue to make progress on our digital journey:

•

In Global WAM, we announced a new partnership with Envestnet in Canada Retail that will provide advisors with a leading-edge portfolio management platform to deliver a better client experience and improve advisor productivity. The Envestnet platform is a market tested portfolio management solution which will give advisors access to advanced trading and modelling capabilities, streamlined workflows and automated tasks, more robust and client-friendly reporting, and the ability to manage accounts in a unified structure. These benefits will enable advisors to increase their efficiency and focus on their client relationships and business growth. This partnership signifies another successful step in our digital transformation journey as a leader of advice in Canada;

•

In Asia, we continued to drive utilization of connected agent profiles in Manulife Shop, our proprietary online channel in the Philippines, to enable us to enhance customer experience, fulfill a wider range of customer needs, and improve agent activity and productivity. In 2Q23, this contributed to a 16% increase quarter-over-quarter in organic lead submissions through the channel. We plan to roll out connected agent profiles to additional markets in the second half of 2023;

•

In Canada, we reduced our call transfer rates by nearly half compared with 2Q22 in our Group Benefits contact centre, by leveraging Amazon AWS Connect, which contributed to a 14% improvement in the contact centre’s transactional NPS. We continue to expand the use of this technology, which enables a more holistic digital customer experience and drives operational efficiency; and

[1]	As of June 30, 2023.
[2]

Targets developed in alignment with the methodology for financial institutions outlined by the Science-based Targets Initiative (SBTi), in combination with Partnership for Carbon Accounting Financials (PCAF) methodologies for emissions accounting.

[3]	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Second Quarter 2023	2

•

In the U.S., we received recognition from LIBRA Insurance Partners, the largest independently owned life insurance marketing organization in the U.S.[1], as one of the carriers who provide a best-in-class experience on an electronic platform for permanent life insurance products. We also eliminated over 3 million pieces of paper by completing our first e-delivery of life insurance policy prospectuses.

[1]	Based on gross annual production according to Paradigm Partners International, a third-party research firm specializing in the insurance landscape.

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FINANCIAL HIGHLIGHTS:

	Quarterly Results		YTD Results
		2Q22		2022
($ millions, unless otherwise stated)	2Q23	Transitional	2023	Transitional
Profitability:
Net income (loss) attributed to shareholders(1)	$1,025	$168	$2,431	$1,493
Return on common shareholders’ equity (“ROE”)(1)	9.3%	1.1%	11.4%	7.1%
Diluted earnings (loss) per common share ($)(1)	$0.50	$0.06	$1.23	$0.71

	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q23	2Q22	2023	2022
Profitability:
Net income (loss) attributed to shareholders	$1,025	$(2,119)	$2,431	$(3,339)
Core earnings	$1,637	$1,526	$3,168	$2,919
EPS ($)	$0.50	$(1.13)	$1.23	$(1.79)
Core EPS ($)	$0.83	$0.76	$1.63	$1.45
ROE	9.3%	(22.4)%	11.4%	(17.9)%
Core ROE	15.5%	15.1%	15.2%	14.5%
Expense efficiency ratio(2)	45.1%	43.1%	46.1%	44.7%
Expenditure efficiency ratio(2)	51.9%	50.1%	52.9%	51.7%
General expenses	$1,022	$884	$2,108	$1,815
Core expenses(3)	$1,598	$1,381	$3,203	$2,797
Core expenditures(3)	$2,099	$1,835	$4,211	$3,707
Business performance:
Asia APE sales	$1,181	$900	$2,354	$1,987
Canada APE sales	$322	$361	$615	$724
U.S. APE sales	$130	$147	$264	$307
Total APE sales	$1,633	$1,408	$3,233	$3,018
Asia new business value	$424	$393	$796	$762
Canada new business value	$106	$82	$198	$186
U.S. new business value	$55	$35	$100	$76
Total new business value	$585	$510	$1,094	$1,024
Asia new business CSM	$432	$328	$733	$645
Canada new business CSM	$57	$47	$103	$108
U.S. new business CSM	$103	$118	$198	$230
Total new business CSM	$592	$493	$1,034	$983
Asia CSM net of NCI	$9,630	$9,025	$9,630	$9,025
Canada CSM	$3,656	$3,626	$3,656	$3,626
U.S. CSM	$4,106	$4,026	$4,106	$4,026
Corporate and Other CSM	$31	$34	$31	$34
Total CSM net of NCI	$17,423	$16,711	$17,423	$16,711
Post-tax CSM net of NCI	$14,877	$14,224	$14,877	$14,224
Global WAM net flows ($ billions)	$2.2	$1.7	$6.6	$8.5
Global WAM gross flows ($ billions)(4)	$35.2	$34.1	$74.0	$72.5
Global WAM assets under management and administration ($ billions)(3)	$819.6	$746.8	$819.6	$746.8
Global WAM total invested assets ($ billions)	$5.5	$5.7	$5.5	$5.7
Global WAM segregated funds net assets ($ billions)	$238.7	$213.3	$238.7	$213.3
Financial strength:
MLI’s LICAT ratio	136%	137%	136%	137%
Financial leverage ratio(2)	25.8%	26.0%	25.8%	26.0%
Book value per common share ($)	$21.30	$20.62	$21.30	$20.62
Adjusted book value per common share ($)	$29.42	$28.06	$29.42	$28.06

(1)

2022 results for transitional net income attributed to shareholders, transitional EPS and transitional ROE, a non-GAAP ratio, are adjusted to include IFRS 9 hedge accounting and expected credit loss principles (“IFRS 9 transitional impacts”). See 2Q23 MD&A for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

(2)	This item is a non-GAAP ratio.
(3)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” in our 2Q23 MD&A for additional information.
(4)	For more information on gross flows, see “Non-GAAP and other financial measures” in our 2Q23 MD&A.

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PROFITABILITY:

Reported net income attributed to shareholders of $1.0 billion in 2Q23, $0.9 billion higher than 2Q22 transitional net income attributed to shareholders, and $3.1 billion higher than 2Q22 net loss attributed to shareholders

The increase in 2Q23 net income attributed to shareholders compared with 2Q22 transitional net income attributed to shareholders was primarily driven by a smaller charge from market experience and growth in core earnings. The net charge from market experience in 2Q23 was driven by lower-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) mainly related to real estate and energy as well as changes in foreign currency exchange rates, partially offset by higher-than-expected returns on public equity. Net income attributed to shareholders in 2Q23 increased by $3.1 billion compared with 2Q22, driven by factors mentioned above and $2.3 billion of transitional impacts due to the application of IFRS 9 hedge accounting and ECL principles (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

Delivered core earnings of $1.6 billion in 2Q23, an increase of 4% compared with 2Q22

The increase in core earnings compared with 2Q22 was driven by an increase in expected investment earnings related to higher investment yields and business growth, higher returns on surplus assets net of higher cost of debt financing and a smaller net charge in the provision for expected credit loss. These were partially offset by higher workforce related costs, a charge from net unfavourable insurance experience (compared with a net gain in 2Q22) and a slower CSM amortization on certain variable fee approach (“VFA”) contracts. In addition, lower core earnings in Global WAM were driven by an increase in workforce related costs and lower earnings from seed capital investments due to repatriations, partially offset by higher net fee income from increased fee spread and business mix.

BUSINESS PERFORMANCE:

Annualized premium equivalent (“APE”) sales of $1.6 billion in 2Q23, an increase of 12% compared with 2Q22

In Asia, APE sales increased 26%, driven by growth in Hong Kong and Asia Other1, partially offset by lower sales in Japan. In Hong Kong, APE sales doubled, reflecting strong growth in our broker and bancassurance channels, primarily driven by a return of demand from mainland Chinese visitor (“MCV”) customers following the reopening of the border between Hong Kong and mainland China since February 2023. In Japan, APE sales decreased 17%, driven by lower sales in other wealth and corporate-owned life insurance products. Asia Other APE sales increased 12%, as higher sales in mainland China through our bancassurance channel were partially offset by lower sales in Vietnam and international high net worth business2. In Canada, APE sales decreased 11%, driven by usual variability in the group insurance market with lower large-case sales partially offset by higher mid-size business sales, as well as lower sales of segregated fund products. In the U.S., APE sales decreased 15% due to the adverse impact of higher short-term interest rates on accumulation insurance products, particularly for our higher net worth customers. APE sales of products with the John Hancock Vitality PLUS feature represented 75% of overall U.S. sales in 2Q23, an increase from 71% in 2Q22.

New business value (“NBV”) of $585 million in 2Q23, an increase of 10% compared with 2Q22

In Asia, NBV increased 3% from 2Q22 driven by higher sales volumes partially offset by business mix. In Canada, NBV increased 29% driven by higher margins in all business lines largely due to product mix, partially offset by lower sales volumes in Annuities and Group Insurance. In the U.S., NBV increased 43% due to pricing actions, higher interest rates and product mix, partially offset by lower sales volumes.

[1]	Asia Other excludes Hong Kong and Japan.
[2]

Effective January 1, 2023, international high net worth business was reclassified from the U.S. segment to the Asia segment. Prior period comparative information has been restated to reflect the change in segment reporting.

Manulife Financial Corporation – Second Quarter 2023	5

New business CSM of $592 million in 2Q23, an increase of 15% compared with 2Q22

In Asia, new business CSM increased 26% from 2Q22 driven by higher sales volumes and model refinements, partially offset by business mix. In Canada, new business CSM increased 21% driven by product mix in Individual Insurance. Under IFRS 17, the majority of Group Insurance and affinity products are classified as premium allocation approach (“PAA”) and do not generate CSM. In the U.S., new business CSM decreased 17% consistent with lower sales volumes.

CSM net of NCI was $17,423 million as at June 30, 2023, an increase of $140 million compared with December 31, 2022

The $140 million increase in CSM net of NCI reflects an increase in total CSM movement of $126 million, net of a decrease in NCI of $14 million. Organic CSM movement was an increase of $468 million for the first half of 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net loss from insurance experience. Inorganic CSM movement was a decrease of $342 million for the first half of 2023 driven by changes in foreign currency exchange rates, partially offset by net positive equity market experience and higher interest rates on VFA contracts. Post-tax CSM net of NCI was $14,877 million as at June 30, 2023.

Reported Global WAM net inflows of $2.2 billion in 2Q23, compared with 2Q22 net inflows of $1.7 billion

Net inflows in Retirement were $0.7 billion in 2Q23 compared with net inflows of $1.0 billion in 2Q22, driven by higher pension plan redemptions and member withdrawals, partially offset by higher new pension plan sales and growth in member contributions. Net outflows in Retail were $0.1 billion in 2Q23 compared with net outflows of $1.9 billion in 2Q22, reflecting lower mutual fund redemption rates, partially offset by lower sales due to reduced investor demand amid continued equity market and interest rate volatility. Net inflows in Institutional Asset Management were $1.6 billion in 2Q23 compared with net inflows of $2.5 billion in 2Q22, driven by higher redemptions and the non-recurrence of a $1.9 billion equity mandate sale in 2Q22, partially offset by higher sales in mainland China from acquiring full ownership interest of Manulife Fund Management (“MFM”), and higher fixed income and timberland mandate sales.

Manulife Financial Corporation – Second Quarter 2023	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 9, 2023, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2023 and the MD&A and audited Consolidated Financial Statements contained in our 2022 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2022 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.

CONTENTS

A.	TOTAL COMPANY PERFORMANCE

1.	Implementation of IFRS 17 and IFRS 9

2.	Profitability

3.	Business performance

4.	Financial strength

5.	Assets under management and administration

6.	Impact of foreign currency exchange rates

7.	Business highlights

B.	PERFORMANCE BY SEGMENT

1.	Asia

2.	Canada

3.	U.S.

4.	Global Wealth and Asset Management

5.	Corporate and Other

C.	RISK MANAGEMENT AND RISK FACTORS UPDATE

1.	Variable annuity and segregated fund guarantees

2.	Caution related to sensitivities

3.	Publicly traded equity performance risk

4.	Interest rate and spread risk sensitivities and exposure measures

5.	Alternative long-duration asset performance risk

6.	Foreign exchange risk sensitivities and exposure measures

7.	Credit risk exposure measures

8.	Risk factors – strategic risk from changes in tax laws

D.	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

1.	Critical actuarial and accounting policies

2.	Sensitivity of earnings to changes in assumptions

3.	Accounting and reporting changes

E.	OTHER

1.	Outstanding common shares – selected information

2.	Legal and regulatory proceedings

3.	Non-GAAP and other financial measures

4.	Caution regarding forward-looking statements

5.	Quarterly financial information

6.	Revenue

7.	Other

Manulife Financial Corporation – Second Quarter 2023	7

A	TOTAL COMPANY PERFORMANCE

A1	Implementation of IFRS 17 and IFRS 9

Manulife adopted IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” effective for years beginning on or after January 1, 2023, to be applied retrospectively. See “Future Accounting and Reporting Changes” in the MD&A in our 2022 Annual Report (“2022 MD&A”). Our quarterly and year-to-date 2022 results have been restated in accordance with IFRS 17, including the other comprehensive income option1, and IFRS 9. Audited restated consolidated financial statements for the year ended December 31, 2022 will be included in our 2023 Annual Report.

The 2022 comparative results restated in this MD&A may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared to the 2022 results should be viewed in this context.

In addition, our 2022 results are also not directly comparable to 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly and year-to-date 2022 results as if IFRS had allowed such principles to be implemented for 2022 (the “IFRS 9 transitional impacts”). This presentation will only be reported in our MD&A’s for 2023 for certain 2022 comparative results.

These 2022 comparative results are non-GAAP and denoted as being “transitional” and include the financial measures noted below:

•	Transitional net income (loss) attributed to shareholders;

•	Transitional net income (loss) before income taxes;

•	Transitional net income (loss);

•	Transitional net income (loss) attributed to shareholders before income taxes;

•	Common shareholders’ transitional net income (loss);

•	Transitional return on common shareholders’ equity (“Transitional ROE”);

•	Transitional basic earnings (loss) per common share; and

•	Transitional diluted earnings (loss) per common share.

Adoption of IFRS 17 and IFRS 9 has also resulted in additional definitions and revisions to the following financial measures:

•

New non-GAAP financial measures: post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of non-controlling interests (“NCI”) (“post-tax CSM net of NCI”); Drivers of Earnings (“DOE”) line items for net investment result, other, income tax (expense) recovery and transitional net income attributed to participating policyholders and NCI; and core DOE line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expense) recovery.

•

New non-GAAP ratios: expenditure efficiency ratio with its component non-GAAP financial measures: total expenditures and core expenditures (for 2022 and 2023 quarterly results only); and adjusted book value per common share.

•

Revised definitions of non-GAAP and other financial measures: core earnings; expense efficiency ratio with its new component non-GAAP financial measures: total expenses and core expenses; consolidated capital; and financial leverage ratio.

[1]	More information about the other comprehensive income option can be found in note 2 of the Consolidated Financial Statements contained in our 2022 Annual Report.

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A2	Profitability

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q23	1Q23	2Q22 Transitional	2023	2022 Transitional

Net income (loss) attributed to shareholders(1)	$1,025	$1,406	$168	$2,431	$1,493
Return on common shareholders’ equity (“ROE”)(1)	9.3%	13.6%	1.1%	11.4%	7.1%
Diluted earnings (loss) per common share ($)(1)	$0.50	$0.73	$0.06	$1.23	$0.71

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q23	1Q23	2Q22	2023	2022

Net income (loss) attributed to shareholders(1)	$1,025	$1,406	$(2,119)	$2,431	$(3,339)
Core earnings(2)	$1,637	$1,531	$1,526	$3,168	$2,919
Diluted earnings (loss) per common share ($)	$0.50	$0.73	$(1.13)	$1.23	$(1.79)
Diluted core earnings per common share (“Core EPS”) ($)(3)	$0.83	$0.79	$0.76	$1.63	$1.45
ROE	9.3%	13.6%	(22.4)%	11.4%	(17.9)%
Core return on shareholders’ equity (“Core ROE”)(3)	15.5%	14.8%	15.1%	15.2%	14.5%
Expense efficiency ratio(3)	45.1%	47.1%	43.1%	46.1%	44.7%
Expenditure efficiency ratio(3)	51.9%	54.0%	50.1%	52.9%	51.7%
General expenses	$1,022	$1,086	$884	$2,108	$1,815
Core expenses(2)	$1,598	$1,605	$1,381	$3,203	$2,797
Core expenditures(2)	$2,099	$2,112	$1,835	$4,211	$3,707

(1)

2022 results for transitional net income attributed to shareholders, transitional diluted earnings per common share and transitional ROE are adjusted to include IFRS 9 hedge accounting and expected credit loss principles (“IFRS 9 transitional impacts”). See section A1 “Implementation of IFRS 17 and IFRS 9” of the MD&A above for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Quarterly profitability

Manulife’s net income attributed to shareholders was $1,025 million in the second quarter of 2023 (“2Q23”) compared with a net loss attributed to shareholders of $2,119 million and transitional net income attributed to shareholders of $168 million in the second quarter of 2022 (“2Q22”). The 2Q22 transitional net income attributed to shareholders includes $2,287 million of IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,637 million in 2Q23 compared with $1,526 million in 2Q22, and items excluded from core earnings, which amounted to a net charge of $612 million in 2Q23 compared with a net charge of $3,645 million in 2Q22. Items excluded from core earnings in 2Q22 on a transitional basis amounted to a net charge of $1,358 million. The effective tax rate on net income (loss) attributed to shareholders was 19% in 2Q23 compared with 21% in 2Q22, reflecting differences in the jurisdictional mix of pre-tax profits and losses.

Net income attributed to shareholders in 2Q23 was $857 million higher than 2Q22 transitional net income attributed to shareholders reflecting a smaller charge from market experience and growth in core earnings. The net charge from market experience in 2Q23 was driven by lower-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) mainly related to real estate and energy as well as changes in foreign currency exchange rates, partially offset by higher-than-expected returns on public equity. Net income attributed to shareholders in 2Q23 increased by $3,144 million compared with 2Q22, driven by factors mentioned above and the $2,287 million of IFRS 9 transitional impacts (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

Core earnings increased $111 million or 4% on a constant exchange rate basis1 compared with 2Q22. The increase in core earnings compared with 2Q22 was driven by an increase in expected investment earnings related to higher investment yields and business growth, higher returns on surplus assets net of higher cost of debt

[1]

Percentage growth / declines in core earnings, pre-tax core earnings, total expenses, core expenses, total expenditures, core expenditures, general expenses, CSM net of NCI, new business CSM, assets under management and administration, assets under management, core EBITDA, and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – Second Quarter 2023	9

financing and a smaller net charge in the provision for ECL. These were partially offset by higher workforce related costs, a charge from net unfavourable insurance experience (compared with a net gain in 2Q22) and a slower CSM amortization on certain variable fee approach (“VFA”) contracts. In addition, lower core earnings in Global Wealth and Asset Management (“Global WAM”) were driven by an increase in workforce related costs and lower earnings from seed capital investments due to repatriations, partially offset by higher net fee income from increased fee spread and business mix.

Year-to-date profitability

Net income attributed to shareholders for the six months ended June 30, 2023 was $2,431 million compared with a net loss attributed to shareholders of $3,339 million and transitional net income attributed to shareholders of $1,493 million for the six months ended June 30, 2022. The year-to-date 2022 transitional net income attributed to shareholders includes $4,832 million of IFRS 9 transitional impacts. Year-to-date core earnings amounted to $3,168 million in 2023 compared with $2,919 million in the same period of 2022, and items excluded from year-to-date core earnings amounted to a net charge of $737 million in 2023 compared with a net charge of $6,258 million in the same period of 2022. Items excluded from year-to-date core earnings in the same period of 2022 on a transitional basis amounted to a net charge of $1,426 million. The effective tax rate on year-to-date net income (loss) attributed to shareholders was 18% in 2023 compared with 23% for the same period in 2022, reflecting differences in the jurisdictional mix of pre-tax profits and losses.

The increase of $938 million in year-to-date net income attributed to shareholders in 2023 compared with 2022 transitional net income attributed to shareholders reflects an increase in year-to-date core earnings of $249 million and a net charge of $737 million in items excluded from year-to-date core earnings in 2023 compared with a net charge in items excluded from year-to-date core earnings of $1,426 million in 2022 on a transitional basis. Year-to-date net income attributed to shareholders in 2023 increased by $5,770 million compared with the year-to-date net loss attributed to shareholders in 2022, driven by factors mentioned above and the $4,832 million of IFRS 9 transitional impacts (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income)

Year-to-date core earnings in 2023 increased $249 million or 5% compared with the same period of 2022. The increase in year-to-date core earnings compared with 2022 was driven by an increase in expected investment earnings related to higher investment yields and business growth, less unfavourable insurance experience primarily driven by the non-recurrence of excess mortality claims related to COVID-19 in the U.S. life insurance business in the first quarter of 2022 (“1Q22”), and higher returns on surplus assets net of higher cost of debt financing. These were partially offset by lower CSM amortization reflecting both a slower amortization on certain VFA contracts and the impact of the 2022 U.S. variable annuity reinsurance transactions, a large net charge in 2023 related to the provision for ECL primarily driven by commercial mortgages, and higher workforce related costs. In addition, lower year-to-date core earnings were driven by Global WAM reflecting an increase in workforce related costs, a decrease in net fee income from lower average AUMA1 due to equity and fixed income market declines in 2022, and lower earnings from seed capital investments due to repatriation. Actions to improve the capital efficiency of our legacy business resulted in $29 million lower year-to-date core earnings in 2023 compared with the same period of 2022.

On a year-to-date basis, the items excluded from year-to-date core earnings were a net charge of $737 million in 2023 consisting primarily of a net charge from market experience and a net charge related to reinsurance transactions, tax related and other.

[1]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Second Quarter 2023	10

Core earnings by segment is presented in the table below.

Core earnings by segment(1)	Quarterly Results			YTD Results

($ millions, unaudited)	2Q23	1Q23	2Q22	2023	2022

Asia	$473	$489	$450	$962	$929
Canada	374	353	366	727	700
U.S.	458	385	428	843	721
Global Wealth and Asset Management	320	287	327	607	671
Corporate and Other	12	17	(45)	29	(102)
Total core earnings	$1,637	$1,531	$1,526	$3,168	$2,919

(1)

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

The table below presents transitional net income attributed to shareholders and net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results

($ millions, unaudited)	2Q23	1Q23	2Q22	2023	2022

Core earnings	$1,637	$1,531	$1,526	$3,168	$2,919
Items excluded from core earnings:
Market experience gains (losses)(1)	(570)	(65)	(1,358)	(635)	(1,355)
Realized gains (losses) on debt instruments	(24)	(31)	(208)	(55)	(483)
Derivatives and hedge ineffectiveness	(13)	93	(442)	80	95
Actual less expected long-term returns on public equity	86	108	(866)	194	(1,190)
Actual less expected long-term returns on ALDA	(478)	(364)	497	(842)	715
Other investment results	(141)	129	(339)	(12)	(492)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–
Reinsurance transactions, tax-related items and other(2)	(42)	(60)	–	(102)	(71)
Total items excluded from core earnings	(612)	(125)	(1,358)	(737)	(1,426)
Transitional net income attributed to shareholders	n/a	n/a	$168	n/a	$1,493
Less: IFRS 9 transitional impacts:
Change in expected credit loss			(19)		1
Hedge accounting			3,099		6,457
Total IFRS 9 transitional impacts (pre-tax)			3,080		6,458
Tax on IFRS 9 transitional impacts			(793)		(1,626)
Total IFRS 9 transitional impacts (post-tax)			2,287		4,832
Net income (loss) attributed to shareholders	$1,025	$1,406	$(2,119)	$2,431	$(3,339)

(1)

Market experience was a net charge of $570 million in 2Q23 primarily driven by lower-than-expected returns (including fair value changes) on ALDA mainly related to real estate and energy, changes in foreign currency exchange rates, net realized losses from the sale of debt instruments which are classified as fair value through other comprehensive income (“FVOCI”) and a modest net charge from derivatives and hedge ineffectiveness. These were partially offset by higher-than-expected returns on public equity. Market experience was a net charge of $1,358 million in 2Q22 consisting of a net loss from lower-than-expected returns on public equity, a loss from derivatives and hedge ineffectiveness due to unusually large interest rate movements, changes in foreign currency exchange rates, and net realized losses from the sale of debt instruments which are classified as FVOCI. These were partially offset by higher-than-expected returns (including fair value changes) on ALDA related to private equity.

(2)	The 2Q23 net charge of $42 million mainly included a provision for the cancellation of certain policies in our Vietnam operation of $46 million.

Manulife Financial Corporation – Second Quarter 2023	11

Transitional net income attributed to shareholders by segment and net income attributed to shareholders by segment are presented in the following tables.

Transitional net income attributed to shareholders by segment(1)	Quarterly Results			YTD Results

($ millions, unaudited)	2Q23	1Q23	2Q22 Transitional	2023	2022 Transitional

Asia	$130	$519	$(227)	$649	$(22)
Canada	227	309	271	536	597
U.S.	183	186	355	369	1,240
Global Wealth and Asset Management	317	297	150	614	433
Corporate and Other	168	95	(381)	263	(755)

Total transitional net income attributed to shareholders	$1,025	$1,406	$168	$2,431	$1,493

Net income attributed to shareholders by segment(1)	Quarterly Results			YTD Results

($ millions, unaudited)	2Q23	1Q23	2Q22	2023	2022

Asia	$130	$519	$(51)	$649	$88
Canada	227	309	(611)	536	(1,283)
U.S.	183	186	(1,226)	369	(1,825)
Global Wealth and Asset Management	317	297	150	614	433
Corporate and Other	168	95	(381)	263	(752)

Total net income attributed to shareholders	$1,025	$1,406	$(2,119)	$2,431	$(3,339)

(1)

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Expenditure efficiency ratio and expense efficiency ratio

We introduced our strategic priority of expense efficiency in 2018.

The expense efficiency ratio is a financial measure which we use to measure progress towards our objective of becoming more efficient. The expense efficiency ratio reflects only those expenses that flow directly through core earnings (“core expenses”). Due to changes introduced by IFRS 17, certain costs that are directly attributable to acquire new business are capitalized into the CSM instead of directly flowing through core earnings and are now excluded from the ratio.

To provide a reference point to our expense efficiency ratio prior to the adoption of IFRS 17, we are temporarily introducing an additional efficiency ratio, the expenditure efficiency ratio, for 2022 and 2023 only, which captures all expenses, including costs that are directly attributable to the acquisition of new business (“core expenditures”).

Quarterly expenditure efficiency ratio and expense efficiency ratio

The expenditure efficiency ratio was 51.9% in 2Q23, compared with 50.1% in 2Q22. The 1.8 percentage point increase in the ratio compared with 2Q22 was driven by a 12% increase in core expenditures partially offset by a 3% increase in pre-tax core earnings1. 2Q23 core expenditures increased as a result of higher distribution costs reflecting topline growth, higher workforce related costs reflecting inflationary pressures, the tight labour market, and a return to pre-pandemic activities, and additional expenses related to the consolidation of 100% of Manulife TEDA Fund Management Co, LTD. Costs directly attributable to the acquisition of new business represented approximately 24% and 25% of total core expenditures in 2Q23 and 2Q22, respectively.

The expense efficiency ratio was 45.1% in 2Q23, compared with 43.1% in 2Q22. The 2.0 percentage point increase in the ratio compared with 2Q22 was driven by the items noted above related to the increase in the core expenditure efficiency ratio but is net of costs directly attributable to the acquisition of new business.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – Second Quarter 2023	12

Total 2Q23 general expenses increased 16% on an actual exchange rate basis and 12% on a constant exchange rate basis compared with 2Q22 driven by the items noted above related to the increase in the expenditure efficiency ratio and items outside of core earnings, which were not material in 2Q23. However, general expenses are also net of directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) which are included in insurance service expenses on our financial statements. Directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA increased 15% in 2Q23 compared with 2Q22.

Year-to-date expenditure efficiency ratio and expense efficiency ratio

On a year-to-date basis, the expenditure efficiency ratio was 52.9% in 2023 compared with 51.7% in the same period of 2022. The 1.2 percentage point increase in the year-to-date ratio compared with 2022 was driven by an 11% increase in year-to-date core expenditures partially offset by a 5% increase in year-to-date pre-tax core earnings. 2023 year-to-date core expenditures increased as a result of higher distribution costs reflecting topline growth, higher workforce related costs reflecting inflationary pressures, the tight labour market, higher travel and a return to pre-pandemic activities, and additional expenses related to the consolidation of 100% of Manulife TEDA Fund Management Co, LTD. Year-to-date costs directly attributable to the acquisition of new business represented approximately 24% of total year-to-date core expenditures in both 2023 and 2022.

The year-to-date expense efficiency ratio was 46.1% in 2023, compared with 44.7% in the same period of 2022. The 1.4 percentage point increase in the year-to-date ratio compared with 2022 was driven by the items noted above related to the increase in the year-to-date expenditure efficiency ratio but is net of year-to-date costs directly attributable to the acquisition of new business.

Total year-to-date general expenses in 2023 increased 16% on an actual exchange rate basis and 12% on a constant exchange rate basis compared with 2022 driven by the items noted above related to the increase in the expenditure efficiency ratio and items outside of core earnings, which consist primarily of a true-up to an existing legal provision in 2023. However, general expenses are also net of directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA which are included in insurance service expenses on our financial statements. Directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA increased 15% in 2023 compared with 2022.

Manulife Financial Corporation – Second Quarter 2023	13

A3	Business performance[1]

	Quarterly Results			YTD Results

($ millions, unless otherwise stated) (unaudited)	2Q23	1Q23	2Q22	2023	2022

Asia APE sales	$1,181	$1,173	$900	$2,354	$1,987
Canada APE sales	322	293	361	615	724
U.S. APE sales	130	134	147	264	307
Total APE sales(1)	1,633	1,600	1,408	3,233	3,018
Asia new business value	424	372	393	796	762
Canada new business value	106	92	82	198	186
U.S. new business value	55	45	35	100	76
Total new business value(1),(2)	585	509	510	1,094	1,024
Asia new business CSM(3)	432	301	328	733	645
Canada new business CSM	57	46	47	103	108
U.S. new business CSM	103	95	118	198	230
Total new business CSM(3)	592	442	493	1,034	983
Asia CSM net of NCI	9,630	9,678	9,025	9,630	9,025
Canada CSM	3,656	3,659	3,626	3,656	3,626
U.S. CSM	4,106	4,080	4,026	4,106	4,026
Corporate and Other CSM	31	50	34	31	34
Total CSM net of NCI	17,423	17,467	16,711	17,423	16,711
Post-tax CSM net of NCI(4)	14,877	14,850	14,224	14,877	14,224
Global WAM gross flows ($ billions)(1)	35.2	38.8	34.1	74.0	72.5
Global WAM net flows ($ billions)(1)	2.2	4.4	1.7	6.6	8.5
Global WAM assets under management and administration ($ billions)(4)	819.6	814.5	746.8	819.6	746.8
Global WAM total invested assets ($ billions)	5.5	5.6	5.7	5.5	5.7
Global WAM segregated funds net assets ($ billions)	238.7	235.6	213.3	238.7	213.3
Total assets under management and administration ($ billions)(4),(5)	1,344.8	1,349.9	1,253.8	1,344.8	1,253.8
Total invested assets ($ billions)(5)	403.4	412.5	391.1	403.4	391.1
Total segregated funds net assets ($ billions)(5)	366.0	364.0	334.9	366.0	334.9

(1)	For more information on this metric, see “Non-GAAP and other financial measures” below.
(2)	Quarterly 2022 NBV has not been restated as a result of the adoption of IFRS 17. The impact of not restating 2022 is not material.
(3)	New business contractual service margin is net of NCI.
(4)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(5)	See section A5 below for more information.

Annualized premium equivalent (“APE”) sales were $1.6 billion in 2Q23, an increase of 12%2 compared with 2Q22. In Asia, APE sales increased 26% compared with 2Q22, driven by growth in Hong Kong and Asia Other3, partially offset by lower sales in Japan. In Hong Kong, APE sales doubled compared with 2Q22, reflecting strong growth in our broker and bancassurance channels, primarily driven by a return of demand from mainland Chinese visitor (“MCV”) customers following the reopening of the border between Hong Kong and mainland China since February 2023. In Japan, APE sales decreased 17% compared with 2Q22, driven by lower sales in other wealth and corporate-owned life insurance (“COLI”) products. Asia Other APE sales increased 12% compared with 2Q22, as higher sales in mainland China through our bancassurance channel were partially offset by lower sales in Vietnam and international high net worth business. In Canada, APE sales decreased 11% compared with 2Q22, driven by usual variability in the group insurance market with lower large-case sales partially offset by higher mid-size business sales, as well as lower sales of segregated fund products. In the U.S., APE sales decreased 15% compared with 2Q22 due to the adverse impact of higher short-term interest rates on accumulation insurance

[1]

Effective January 1, 2023, our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Prior period comparative information has been restated to reflect the reclassification.

[2]	Percentage growth / declines in APE sales is stated on a constant exchange rate basis.
[3]	Asia Other excludes Hong Kong and Japan.

Manulife Financial Corporation – Second Quarter 2023	14

products, particularly for our higher net worth customers. APE sales of products with the John Hancock Vitality PLUS feature represented 75% of overall U.S. sales in 2Q23, an increase from 71% in 2Q22.

Year-to-date APE sales of $3.2 billion in 2023 were 4% higher than the same period of 2022, driven by higher year-to-date sales in Asia partially offset by lower year-to-date sales in Canada and the U.S.

New business value (“NBV”) was $585 million in 2Q23, an increase of 10%1 compared with 2Q22. In Asia, NBV increased 3% compared with 2Q22 driven by higher sales volumes partially offset by business mix. In Canada, NBV increased 29% compared with 2Q22 driven by higher margins in all business lines largely due to product mix, partially offset by lower sales volumes in Annuities and Group Insurance. In the U.S., NBV increased 43% compared with 2Q22 due to pricing actions, higher interest rates, and product mix, partially offset by lower sales volumes.

Year-to-date NBV was $1,094 million in 2023, an increase of 3% compared with the same period of 2022. In Asia, year-to-date NBV in 2023 was in line with the same period of 2022 as higher sales volumes were offset by business mix. In Canada, year-to-date NBV increased 6% driven by higher margins in all business lines largely due to product mix, partially offset by lower sales volumes in Annuities and Group Insurance. In the U.S., year-to-date NBV increased 23% compared with 2022 due to due to pricing actions, higher interest rates and product mix, partially offset by lower sales volumes.

New business contractual service margin (“New Business CSM”) was $592 million in 2Q23, an increase of 15% compared with 2Q22. In Asia, new business CSM increased 26% compared with 2Q22 driven by higher sales volumes and model refinements, partially offset by business mix. In Canada, new business CSM increased 21% compared with 2Q22 driven by product mix in Individual Insurance. Under IFRS 17, the majority of Group Insurance and affinity products are classified as PAA and do not generate CSM. In the U.S., new business CSM decreased 17% compared with 2Q22 consistent with lower sales volumes.

Year-to-date new business CSM was $1,034 million in 2023, an increase of 1% compared with the same period of 2022. In Asia, year-to-date new business CSM in 2023 increased 9% compared with the same period of 2022, driven by higher sales volumes, partially offset by business mix. In Canada, year-to-date new business CSM decreased 5% compared with 2022 due to lower segregated fund sales volumes, partially offset by product mix in Retail Insurance. As noted above, under IFRS 17, the majority of group insurance and affinity products are classified as PAA and do not generate CSM. In the U.S., year-to-date new business CSM decreased 19% compared with 2022 consistent with lower sales volumes.

The contractual service margin (“CSM”) net of NCI was $17,423 million as at June 30, 2023, an increase of $140 million compared with December 31, 2022. The increase in CSM net of NCI reflects an increase in total CSM movement of $126 million, net of a decrease in NCI of $14 million. Organic CSM movement was an increase of $468 million for the first half of 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net loss from insurance experience. Inorganic CSM movement was a decrease of $342 million for the first half of 2023 driven by changes in foreign currency exchange rates, partially offset by net positive equity market experience and higher interest rates on VFA contracts. Post-tax CSM net of NCI was $14,877 million as at June 30, 2023.

Global WAM reported net inflows were $2.2 billion in 2Q23 compared with net inflows of $1.7 billion in 2Q22. Net inflows in Retirement were $0.7 billion in 2Q23 compared with net inflows of $1.0 billion in 2Q22, driven by higher pension plan redemptions and member withdrawals, partially offset by higher new pension plan sales and growth in member contributions. Net outflows in Retail were $0.1 billion in 2Q23 compared with net outflows of $1.9 billion in 2Q22, reflecting lower mutual fund redemption rates, partially offset by lower sales due to reduced investor demand amid continued equity market and interest rate volatility. Net inflows in Institutional Asset Management were $1.6 billion in 2Q23 compared with net inflows of $2.5 billion in 2Q22, driven by higher redemptions and the non-recurrence of a $1.9 billion equity mandate sale in 2Q22, partially offset by higher sales

[1]	Percentage growth / declines in NBV is stated on a constant exchange rate basis.

Manulife Financial Corporation – Second Quarter 2023	15

in mainland China from acquiring full ownership interest of Manulife Fund Management (“MFM”), and higher fixed income and timberland mandate sales.

Year-to-date net inflows were $6.6 billion in 2023, compared with $8.5 billion in same period of 2022. The decrease was primarily due to lower retail net inflows from lower investor demand, and lower retirement net inflows from higher pension plan redemptions. This was partially offset by higher institutional net inflows in mainland China from acquiring full ownership interest of MFM and new product launches in the first quarter of 2023 (“1Q23”).

A4	Financial strength

	Quarterly Results			YTD Results

(unaudited)	2Q23	1Q23	2Q22	2023	2022

MLI’s LICAT ratio(1)	136%	138%	137%	136%	137%
Financial leverage ratio(2)	25.8%	26.0%	26.0%	25.8%	26.0%
Consolidated capital ($ billions)(3)	$69.3	$71.6	$69.5	$69.3	$69.5
Book value per common share ($)	$21.30	$22.01	$20.62	$21.30	$20.62
Adjusted book value per common share ($)(2)	$29.42	$30.04	$28.06	$29.42	$28.06

(1)

This item is disclosed under OSFI’s Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline. Comparative LICAT ratios for 2022 are as reported in 2022 and have not been restated for the implementation of IFRS 17.

(2)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a capital management measure. For more information on this metric, see “Non-GAAP and other financial measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2023 was 136% compared with 138% as at March 31, 2023. The two percentage point decrease was driven by the redemption of subordinated debt and common share buybacks.

MFC’s LICAT ratio was 123% as at June 30, 2023 compared with 125% as at March 31, 2023 with the decrease driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at June 30, 2023 was largely due to the $6.1 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.

MFC’s financial leverage ratio1 as at June 30, 2023 was 25.8%, a decrease of 0.2 percentage points from 26.0% as at March 31, 2023. The decrease in the ratio was driven by the redemption of subordinated debt2, partially offset by the impact of a stronger Canadian dollar and common share buybacks.

MFC’s consolidated capital1 was $69.3 billion as at June 30, 2023, a decrease of $0.3 billion compared with $69.6 billion as at December 31, 2022. The decrease was primarily driven by the impact of a stronger Canadian dollar and common share buybacks, partially offset by growth in retained earnings, the net issuance of subordinated debt3 and higher post-tax CSM.

Cash and cash equivalents and marketable securities4 was $242.9 billion as at June 30, 2023 compared with $241.0 billion as at December 31, 2022. The increase was primarily driven by higher market value of public equities due to higher equity markets.

Book value per common share as at June 30, 2023 was $21.30, a 1% decrease compared with $21.56 as at December 31, 2022. The number of common shares outstanding was 1,833 million as at June 30, 2023, a decrease of 32 million shares from 1,865 million as at December 31, 2022, primarily due to common share buybacks.

[1]

Effective January 1, 2022, the calculation of financial leverage ratio and consolidated capital now includes the impact of post-tax CSM. See “Non-GAAP and other financial measures below” for more information.

[2]	The redemption of subordinated debt in 2Q23 was $0.6 billion.
[3]	The net issuance of subordinated debt consists of the issuance of $1.2 billion in 1Q23 and the redemption of $0.6 billion in 2Q23.
[4]

Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

Manulife Financial Corporation – Second Quarter 2023	16

Adjusted book value per common share as at June 30, 2023 was $29.42, in line with $29.42 as at December 31, 2022 driven by a reduction in adjusted book value1 partially offset by a lower number of common shares outstanding. The adjusted book value declined by $1.0 billion driven by the impact of a stronger Canadian dollar and common share buybacks, partially offset by growth in retained earnings and higher post-tax CSM.

A5	Assets under management and administration (“AUMA”)

AUMA as at June 30, 2023 was $1.3 trillion, an increase of 6% compared with December 31, 2022, primarily due to the favourable impact of markets and net inflows. Total invested assets and segregated funds net assets increased 1% and 5%, respectively, on an actual exchange rate basis primarily due to the favourable impact of markets.

A6	Impact of foreign currency exchange rates

Changes in foreign currency exchange rates from 2Q22 to 2Q23 increased core earnings by $52 million in 2Q23, primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates increased year-to-date core earnings by $107 million in 2023 compared with the same period of 2022 primarily due to a weaker Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.

A7	Business highlights

To continue helping our customers live longer, healthier, better lives, we:

•

launched enhanced healthcare coverage in Hong Kong to better address the growing demand for health and protection services. Customers can now use our expanded hospital network covering over 3,000 hospitals across mainland China. We are the first life insurer in the market to cover all Grade III public hospitals;

•	continued to expand our behavioural insurance program in Canada by making Manulife Vitality available on new Manulife Par individual insurance policies; and

•	deepened our collaboration with ŌURA to offer John Hancock Vitality members discounts on ŌURA rings and the ability to earn points for healthy sleep habits and mindfulness.

We remain committed to our Environmental, Social and Governance (“ESG”) strategy:

•

We strengthened our commitment to reducing emissions by disclosing science-based[2] targets, including an increased ambition to reduce absolute scope 1 and 2 emissions 40% by 2035, and a combination of sector-specific and asset-class specific interim targets to reduce the General Account’s financed emissions as outlined in our 2022 ESG Report published in May 2023.[3] Currently, Manulife’s owned timberland and agriculture properties remove more carbon from the atmosphere than emitted in our operations;

•

We announced the launch of our industry-first ESG themed funds in Manulife Mandatory Provident Fund (“MPF”) in Hong Kong Retirement. This makes our flagship MPF scheme the first in the MPF market to provide both sustainable equity and fixed income investment options; and

•	Manulife was named one of Corporate Knights’ Best 50 Corporate Citizens in Canada for the third consecutive year.

We continue to make progress on our digital journey:

•

In Global WAM, we announced a new partnership with Envestnet in Canada Retail that will provide advisors with a leading-edge portfolio management platform to deliver a better client experience and improve advisor productivity. The Envestnet platform is a market tested portfolio management solution which will give advisors access to advanced trading and modelling capabilities, streamlined workflows and

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
[2]

Targets developed in alignment with the methodology for financial institutions outlined by the Science-based Targets Initiative (SBTi), in combination with Partnership for Carbon Accounting Financials (PCAF) methodologies for emissions accounting.

[3]	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Second Quarter 2023	17

automated tasks, more robust and client-friendly reporting, and the ability to manage accounts in a unified structure. These benefits will enable advisors to increase their efficiency and focus on their client relationships and business growth. This partnership signifies another successful step in our digital transformation journey as a leader of advice in Canada;

•

In Asia, we continued to drive utilization of connected agent profiles in Manulife Shop, our proprietary online channel in the Philippines, to enable us to enhance customer experience, fulfill a wider range of customer needs, and improve agent activity and productivity. In 2Q23, this contributed to a 16% increase quarter-over-quarter in organic lead submissions through the channel. We plan to roll out connected agent profiles to additional markets in the second half of 2023;

•

In Canada, we reduced our call transfer rates by nearly half compared with 2Q22 in our Group Benefits contact centre, by leveraging Amazon AWS Connect, which contributed to a 14% improvement in the contact centre’s transactional NPS. We continue to expand the use of this technology, which enables a more holistic digital customer experience and drives operational efficiency; and

•

In the U.S., we received recognition from LIBRA Insurance Partners, the largest independently owned life insurance marketing organization in the U.S.[1], as one of the carriers who provide a best-in-class experience on an electronic platform for permanent life insurance products. We also eliminated over 3 million pieces of paper by completing our first e-delivery of life insurance policy prospectuses.

[1]	Based on gross annual production according to Paradigm Partners International, a third-party research firm specializing in the insurance landscape.

Manulife Financial Corporation – Second Quarter 2023	18

B	PERFORMANCE BY SEGMENT

B1	Asia[1]

	Quarterly Results						YTD Results
($ millions, unless otherwise stated)		2Q23		1Q23		2Q22 Transitional		2023		2022 Transitional
Canadian dollars
Net income attributed to shareholders(1)		$130		$519		$(227)		$649		$(22)
U.S. dollars
Net income attributed to shareholders(1)	US$	96	US$	384	US$	(177)	US$	480	US$	(16)

($ millions, unless otherwise stated)	Quarterly Results						YTD Results

Canadian dollars		2Q23		1Q23		2Q22		2023		2022
Profitability:
Net income attributed to shareholders(1)		$130		$519		$(51)		$649		$88
Core earnings(1)		473		489		450		962		929
Business performance:
Annualized premium equivalent sales		1,181		1,173		900		2,354		1,987
New business value		424		372		393		796		762
New business contractual service margin net of NCI		432		301		328		733		645
Contractual service margin net of NCI		9,630		9,678		9,025		9,630		9,025
Assets under management ($ billions)(2)		159.3		162.2		145.8		159.3		145.8
Total invested assets ($ billions)		135.2		138.0		123.9		135.2		123.9
Total segregated funds net assets ($ billions)		24.1		24.2		21.9		24.1		21.9
U.S. dollars
Profitability:
Net income attributed to shareholders(1)	US$	96	US$	384	US$	(41)	US$	480	US$	69
Core earnings(1)		353		361		353		714		731
Business performance:
Annualized premium equivalent sales		879		868		706		1,747		1563
New business value		315		275		307		590		598
New business contractual service margin net of NCI		323		222		258		545		507
Contractual service margin net of NCI		7,273		7,156		7,004		7,273		7,004
Assets under management ($ billions)(2)		120.3		119.9		113.0		120.3		113.0
Total invested assets ($ billions)		102.1		102.0		96.0		102.1		96.0
Total segregated funds net assets ($ billions)		18.2		17.9		17.0		18.2		17.0

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Asia’s net income attributed to shareholders was $130 million in 2Q23 compared with a net loss attributed to shareholders of $51 million and a transitional net loss attributed to shareholders of $227 million in 2Q22. The 2Q22 transitional net loss includes a $176 million charge from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $473 million in 2Q23 compared with $450 million in 2Q22, and items excluded from core earnings, which amounted to a net charge of $343 million in 2Q23 compared with a net charge of $501 million in 2Q22. Items excluded from core earnings in 2Q22 on a transitional basis amounted to a net charge of $677 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a net $16 million favourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.

[1]

Effective January 1, 2023, we have made a change to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment (in Asia Other) to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Second Quarter 2023	19

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$96 million in 2Q23 compared with a net loss attributed to shareholders of US$41 million and a transitional net loss attributed to shareholders of US$177 million in 2Q22. Core earnings were US$353 million in 2Q23 compared with US$353 million in 2Q22 and items excluded from core earnings were a net charge of US$257 million in 2Q23 compared with a net charge of US$394 million in 2Q22. Items excluded from core earnings in 2Q22 on a transitional basis were a net charge of US$530 million.

Core earnings in 2Q23 were in line with 2Q22 driven by higher expected investment income due to higher investment yields and business growth, offset by a slower CSM amortization on certain VFA contracts. Claims experience was relatively neutral across the segment in both periods.

Year-to-date net income attributed to shareholders was US$480 million in 2023 compared with net income attributable to shareholders of US$69 million and a transitional net loss attributed to shareholders of US$16 million in the same period of 2022. The year-to-date transitional net loss includes a charge of US$85 million from IFRS 9 transitional adjustments. Year-to-date core earnings of US$714 million in 2023 were in line with 2022 driven by higher expected investment income due to higher investment yields and business growth and lower maintenance expenses, offset by a slower CSM amortization on certain VFA contracts and less favourable claims experience. Items excluded from year-to-date core earnings were a net charge of US$234 million in 2023 compared with a net charge of US$662 million for the same period of 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net charge of US$747 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023, and year-to-date core earnings and year-to-date transitional net income (loss) to shareholders to year-to-date net income (loss) attributed to shareholders for 2022. Expressed in Canadian dollars, year-to-date core earnings reflected a net $31 million unfavourable impact of changes in foreign currency exchange rates versus the Canadian dollar.

APE sales in 2Q23 were US$879 million, an increase of 26% compared with 2Q22, driven by growth in Hong Kong and Asia Other, partially offset by lower sales in Japan. NBV in 2Q23 was US$315 million, an increase of 3% compared with 2Q22, driven by higher sales volumes, partially offset by business mix. New business value margin (“NBV margin”)1 was 40.3% in 2Q23 compared with 46.5% in 2Q22. New business CSM in 2Q23 was US$323 million, an increase of 26% compared with 2Q22, driven by higher sales volumes and model refinements, partially offset by business mix. Year-to-date APE sales were US1,747 million in 2023, an increase of 14%, compared with the same period of 2022, driven by strong growth in our broker and bancassurance channels in Hong Kong and higher bancassurance sales in Asia Other. Year-to-date NBV in 2023 was US$590 million, in line with the same period of 2022. Higher sales volumes were offset by business mix. Year-to-date new business CSM in 2023 was US$545 million, an increase of 9% compared with the same period of 2022, driven by higher sales volumes, partially offset by business mix.

•

Hong Kong APE sales in 2Q23 were US$268 million, double that of 2Q22. The increase reflected strong growth in our broker and bancassurance channels, primarily driven by a return of demand from MCV customers following the reopening of the border between Hong Kong and mainland China since February 2023. Hong Kong NBV in 2Q23 was US$140 million, an increase of 31% compared with 2Q22 due to higher sales volumes, partially offset by higher proportion of lower margin savings products. Hong Kong NBV margin was 52.3% in 2Q23, a decrease of 28.2 percentage points compared with 2Q22. Hong Kong new business CSM in 2Q23 was US$142 million, an increase of 92% compared with 2Q22 due to higher sales volumes and model refinements, partially offset by higher proportion of lower margin savings products.

•

Japan APE sales in 2Q23 were US$59 million, a decrease of 17% compared with 2Q22 reflecting lower sales in other wealth and COLI products. Japan NBV was US$26 million in 2Q23, an increase of 20% compared with 2Q22 due to product management actions, partially offset by lower sales volume. Japan NBV margin was 43.3% in 2Q23, an increase of 13.4 percentage points compared with 2Q22. Japan new business CSM was US$14 million in 2Q23, a decrease of 49% compared with 2Q22 due to lower sales volume and model refinements.

[1]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Second Quarter 2023	20

•

Asia Other APE sales in 2Q23 were US$552 million, an increase of 12% compared with 2Q22. Higher sales in mainland China through our bancassurance channel, were partially offset by lower sales in Vietnam and international high net worth business. Asia Other NBV in 2Q23 was US$149 million, a decrease of 16% compared with 2Q22 due to product mix, partially offset by higher sales volumes. Asia Other NBV margin was 32.8% in 2Q23, a decrease of 6.5 percentage points compared with 2Q22. Asia Other new business CSM in 2Q23 was US$167 million in 2Q23, an increase of 7% compared with 2Q22, driven by higher sales volumes and model refinements, partially offset by product mix.

CSM net of NCI was US$7,273 million as at June 30, 2023, an increase of US$322 million, net of a US$2 million increase attributed to NCI compared with December 31, 2022. Organic CSM movement was an increase of US$313 million for the first half of 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses partially offset by amounts recognized for service provided in year-to-date earnings and a net loss from insurance experience. Inorganic CSM movement was an increase of US$11 million for the first half of 2023 largely due to the impact of markets from a reduction in interest rates and net positive equity market performance on VFA contracts partially offset by strengthening of the U.S. dollar against Asian currencies.

Assets under management were US$120.3 billion as at June 30, 2023, an increase of US$5.2 billion or 6% compared with December 31, 2022, driven by lower interest rates and positive equity market performance in 2023 on invested assets and segregated funds net assets.

Business highlights – In 2Q23, we:

•

launched enhanced healthcare coverage in Hong Kong to better address the growing demand for health and protection services. Customers can now use our expanded hospital network covering over 3,000 hospitals across mainland China. We are the first life insurer in the market to cover all Grade III public hospitals;

•

continued to drive agency productivity across the region, with the initial roll out of Manulife Pro in Singapore, a comprehensive premier recognition program, providing our 200 top-performing financial consultants and financial advisers, representing approximately 10% of our Singapore agency force, with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads; and

•

continued to drive utilization of connected agent profiles in Manulife Shop, our proprietary online channel in the Philippines, to enable us to enhance customer experience, fulfill a wider range of customer needs, and improve agent activity and productivity. In 2Q23, this contributed to a 16% increase quarter-over-quarter in organic lead submissions through the channel. We plan to roll out connected agent profiles to additional markets in the second half of 2023.

Manulife Financial Corporation – Second Quarter 2023	21

B2	Canada[1]

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q23	1Q23	2Q22 Transitional	2023	2022 Transitional
Net income attributed to shareholders(1)	$227	$309	$271	$536	$597

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q23	1Q23	2Q22	2023	2022
Profitability:
Net income attributed to shareholders(1)	$227	$309	$(611)	$536	$(1,283)
Core earnings(1)	374	353	366	727	700
Business performance:
Annualized premium equivalent sales	322	293	361	615	724
Contractual service margin	3,656	3,659	3,626	3,656	3,626
Manulife Bank average net lending assets ($ billions)(2)	24.9	24.8	24.3	24.9	24.0
Assets under management ($ billions)(2)	144.0	143.9	139.8	144.0	139.8
Total invested assets ($ billions)	108.0	107.5	104.2	108.0	104.2
Segregated funds net assets ($ billions)	36.0	36.4	35.6	36.0	35.6

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Canada’s net income attributed to shareholders was $227 million in 2Q23 compared with a net loss attributed to shareholders of $611 million and transitional net income attributed to shareholders of $271 million in 2Q22. The 2Q22 transitional net income includes a $882 million gain from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $374 million in 2Q23 compared with $366 million in 2Q22, and items excluded from core earnings, which amounted to a net charge of $147 million in 2Q23 compared with a net charge of $977 million in 2Q22. Items excluded from core earnings in 2Q22 on a transitional basis amounted to a net charge of $95 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 2Q23 increased $8 million or 2% compared with 2Q22, primarily reflecting higher expected investment earnings due to higher investment yields and business growth, and higher Manulife Bank earnings, largely offset by a slower CSM amortization on certain VFA contracts and less favourable net insurance experience driven by unfavourable experience in Individual Insurance partially offset by higher experience gains in Group Insurance.

Year-to-date net income attributed to shareholders was $536 million in 2023 compared with a year-to-date net loss attributable to shareholders of $1,283 million and year-to-date transitional net income attributed to shareholders of $597 million in the same period of 2022. The year-to-date transitional net income includes a gain of $1,880 million from IFRS 9 transitional adjustments. Year-to-date core earnings were $727 million in 2023 compared with $700 million in the same period of 2022. The increase in year-to-date core earnings of $27 million or 4% reflected higher expected investment earnings due to higher investment yields and business growth, higher Manulife Bank earnings, and favourable insurance experience gains, partially offset by a slower CSM amortization on certain VFA contracts and the impact of an increase in the corporate tax rate enacted in the fourth quarter of 2022 (“4Q22”). Items excluded from year-to-date core earnings were a net charge of $191 million in 2023 compared with a net charge of $1,983 million for the same period of 2022. Items excluded from year-to-date core earnings in 2022 on a transitional basis amounted to a net charge of $103 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023, and year-to-date core earnings and year-to-date transitional net income (loss) attributed to shareholders to year-to-date net income (loss) attributed to shareholders for 2022.

[1]

Effective January 1, 2023, refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Second Quarter 2023	22

APE sales of $322 million in 2Q23 decreased by $39 million or 11% compared with 2Q22.

•	Individual insurance APE sales in 2Q23 of $106 million were in line with 2Q22.

•

Group insurance APE sales in 2Q23 of $173 million decreased $20 million or 10% compared with 2Q22, primarily due to usual variability in the group insurance market, as lower large-case sales were partially offset by higher mid-size business sales.

•	Annuities APE sales in 2Q23 of $43 million decreased $18 million or 30% compared with 2Q22, primarily due to lower sales of segregated fund products.

Year-to-date APE sales in 2023 were $615 million, $109 million or 15% lower than in the same period of 2022, primarily due to lower sales of segregated fund products and usual variability in the large-case group insurance market.

CSM was $3,656 million as at June 30, 2023, a decrease of $19 million compared with December 31, 2022. Organic CSM movement was an increase of $30 million for the first half of 2023 driven by the impact of new insurance business, expected movements related to finance income or expenses and insurance experience gains partially offset by amounts recognized for service provided in year-to-date earnings. Inorganic CSM movement was a decrease of $49 million for the first half of 2023 reflecting unfavourable impact of markets from equity market experience and unfavourable real estate experience on VFA contracts, partially offset by an in-force reinsurance transaction in 1Q23 in Individual Insurance.

Manulife Bank average net lending assets for the quarter were $24.9 billion as at June 30, 2023, up $0.2 billion or 1% compared with December 2022, driven by growth in residential mortgages.

Assets under management were $144.0 billion as at June 30, 2023, an increase of $1.4 billion or 1% compared with December 31, 2022, primarily reflecting the favourable market impacts and business growth.

Business highlights – In 2Q23, we:

•

continued to expand our behavioural insurance program by making Manulife Vitality available on new Manulife Par individual insurance policies, enabling more customers to get rewarded for making healthier lifestyle choices;

•

released our annual Wellness Report, which highlights the need for Canadian employers to offer more internal health and wellness programs and services, as employees across Canada continue to struggle with the after-effects of the pandemic. Following the release of the report, we added new mental health tools and resources to our website for Group Benefits plan sponsors to help them support their employees and develop workplace strategies to enhance company culture; and

•

reduced our call transfer rates by nearly half compared with 2Q22 in our Group Benefits contact centre, by leveraging Amazon AWS Connect, which contributed to a 14% improvement in the contact centre’s transactional NPS. We continue to expand the use of this technology, which enables a more holistic digital customer experience and drives operational efficiency.

Manulife Financial Corporation – Second Quarter 2023	23

B3	U.S.[1]

	Quarterly Results						YTD Results
($ millions, unless otherwise stated)		2Q23		1Q23		2Q22 Transitional		2023		2022 Transitional
Canadian dollars
Net income attributed to shareholders(1)		$183		$186		$355		$369		$1,240
U.S. dollars
Net income attributed to shareholders(1)	US$	136	US$	138	US$	278	US$	274	US$	977

($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		2Q23		1Q23		2Q22		2023		2022
Profitability:
Net income attributed to shareholders(1)		$183		$186		$(1,226)		$369		$(1,825)
Core earnings(1)		458		385		428		843		721
Business performance:
Annualized premium equivalent sales		130		134		147		264		307
Contractual service margin		4,106		4,080		4,026		4,106		4,026
Assets under management ($ billions)		199.4		204.4		195.7		199.4		195.7
Total invested assets ($ billions)		132.1		136.5		131.5		132.1		131.5
Total segregated funds invested net assets ($ billions)		67.3		67.9		64.2		67.3		64.2
U.S. dollars
Profitability:
Net income attributed to shareholders(1)	US$	136	US$	138	US$	(961)	US$	274	US$	(1,434)
Core earnings(1)		341		285		334		626		566
Business performance:
Annualized premium equivalent sales		97		99		114		196		241
Contractual service margin		3,104		3,016		3,121		3,104		3,121
Assets under management ($ billions)		150.7		151.0		151.7		150.7		151.7
Total invested assets ($ billions)		99.8		100.8		101.9		99.8		101.9
Total segregated funds invested net assets ($ billions)		50.9		50.2		49.8		50.9		49.8

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

U.S.’s net income attributed to shareholders was $183 million in 2Q23 compared with a net loss attributed to shareholders of $1,226 million and transitional net income attributed to shareholders of $355 million in 2Q22. The 2Q22 transitional net income includes a $1,581 million gain from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $458 million in 2Q23 compared with $428 million in 2Q22, and items excluded from core earnings, which amounted to a net charge of $275 million in 2Q23 compared with a net charge of $1,654 million in 2Q22. Items excluded from core earnings in 2Q22 on a transitional basis amounted to a net charge of $73 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below. The change in core earnings reflected a $23 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.

Expressed in U.S. dollars, the functional currency of the segment, net income attributed to shareholders was US$136 million in 2Q23 compared with a net loss attributed to shareholders of US$961 million and transitional net income attributed to shareholders of US$278 million in 2Q22. Core earnings were US$341 million in 2Q23 compared with US$334 million in 2Q22 and items excluded from core earnings were a net charge of US$205

[1]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from U.S. Insurance in the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Second Quarter 2023	24

million in 2Q23 compared with a net charge of US$1,295 million in 2Q22. Items excluded from core earnings on a transitional basis in 2Q22 were a net charge of US$56 million.

Core earnings increased US$7 million or 2% compared with 2Q22 reflecting increased expected investment earnings driven by higher investment yields and business growth. This is partially offset by net unfavourable insurance claims experience and a slower CSM amortization on certain VFA contracts. Net unfavourable insurance claims experience was primarily due to less favourable life mortality experience and modestly more unfavourable long-term care claims experience.

Year-to-date net income attributed to shareholders was US$274 million in 2023 compared with a net loss attributable to shareholders of US$1,434 million and transitional net income attributed to shareholders of US$977 million in the same period of 2022. The year-to-date transitional net income includes a gain of US$2,411 million from IFRS 9 transitional adjustments. Year-to-date core earnings were US$626 million in 2023 compared with US$566 million in the same period of 2022. Year-to-date core earnings increased US$60 million mainly due to less unfavourable insurance claims experience, primarily driven by the non-recurrence of excess mortality claims related to COVID-19 in 1Q22, and increased expected investment earnings due to higher investment yields and business growth. These favourable drivers were partially offset by an increase in the ECL provision in 1Q23, driven by commercial mortgages, and lower CSM recognized into earnings in variable annuities due to the reinsurance of a significant portion of the block in the prior year and a slower CSM amortization on certain VFA contracts. Items excluded from year-to-date core earnings were a net charge of US$352 million in 2023 compared with a net charge of US$2,000 million for the same period of 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net gain of US$411 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023 and year-to-date core earnings and year-to-date transitional net income (loss) to shareholders to year-to-date net income (loss) attributed to shareholders for 2022. Expressed in Canadian dollars, year-to-date core earnings reflected a $48 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.

APE sales in 2Q23 of US$97 million decreased 15% compared with 2Q22 due to the adverse impact of higher short-term interest rates on accumulation insurance products, particularly for our higher net worth customers. Year-to-date APE sales in 2023 of US$196 million decreased 19% compared with the same period of 2022 due to the reasons outlined above. APE sales of products with the John Hancock Vitality PLUS feature represented 75% and 74% of overall U.S. sales in 2Q23 and year-to-date 2023, respectively, an increase from 71% in the same periods in 2022.

CSM was US$3,104 million as at June 30, 2023, an increase of US$51 million compared with December 31, 2022. Organic CSM movement was an increase of US$28 million for the first half of 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and net unfavourable insurance experience. The net unfavourable insurance experience in organic CSM movement was due to unfavourable life insurance lapse and claims experience partially offset by favourable long-term care and annuities claims and lapse experience. Inorganic CSM movement was an increase of US$23 million for the first half of 2023 due to favourable market impacts from an increase in equity markets and higher interest rates on VFA contracts.

Assets under management were US$150.7 billion as at June 30, 2023, an increase of US$3.7 billion or 3% compared with December 31, 2022. The increase in total invested assets and segregated funds net assets was primarily due to the impact from markets, reflecting changes in interest rates and an increase in equity markets.

Business highlights – In 2Q23, we:

•	furthered our mission of helping customers live longer, healthier, better lives by:

•	deepening our collaboration with ŌURA to offer John Hancock Vitality members discounts on ŌURA rings and the ability to earn points for healthy sleep habits and mindfulness; and

•	offering upgraded underwriting opportunities to eligible life insurance applicants who demonstrate favorable health and lifestyle behaviors.

Manulife Financial Corporation – Second Quarter 2023	25

•	enhanced our digital capabilities which resulted in the following contributions:

•

receiving recognition from LIBRA Insurance Partners, the largest independently owned life insurance marketing organization in the U.S.,[1] as one of the carriers who provide a best-in-class experience on an electronic platform for permanent life insurance products;

•	eliminating over 3 million pieces of paper by completing our first e-delivery of life insurance policy prospectuses; and

•	achieving a significant year-over-year increase in customer satisfaction specific to our life insurance website reflecting enhanced self-service capabilities.

B4	Global Wealth and Asset Management[2]

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q23	1Q23	2Q22	2023	2022
Profitability:
Net income attributed to shareholders(1)	$317	$297	$150	$614	$433
Core earnings(1)	320	287	327	607	671
Core EBITDA(2)	424	393	448	817	919
Core EBITDA margin (%)(3)	24.6%	22.4%	28.1%	23.5%	28.2%
Business performance:
Sales
Wealth and asset management gross flows	35,152	38,815	34,050	73,967	72,460
Wealth and asset management net flows	2,187	4,440	1,662	6,627	8,496
Assets under management and administration ($ billions)	819.6	814.5	746.8	819.6	746.8
Total invested assets ($ billions)	5.5	5.6	5.7	5.5	5.7
Segregated funds net assets ($ billions)	238.7	235.6	213.3	238.7	213.3
Average assets under management and administration ($ billions)(2)	814.9	804.5	778.2	809.5	801.2

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022. Transitional impacts in Global WAM are not material.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Global WAM’s net income attributed to shareholders was $317 million in 2Q23 compared with $150 million in 2Q22. Net income attributed to shareholders is comprised of core earnings, which were $320 million in 2Q23 compared with $327 million in 2Q22, and items excluded from core earnings, which amounted to a net charge of $3 million in 2Q23 compared with a net charge of $177 million in 2Q22. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 2Q23 decreased $7 million or 6% compared with 2Q22, driven by an increase in workforce related costs, and lower earnings from seed capital investments due to repatriations. This was partially offset by an increase in net fee income from higher fee spread and business mix.

Core EBITDA was $424 million in 2Q23, a decrease of 8% compared with 2Q22, and core EBITDA margin was 24.6% in 2Q23, a decrease of 350 basis points compared with 2Q22, both driven by similar factors as noted above for core earnings. See section E3 “Non-GAAP and other financial measures” below, for additional information on core EBITDA and core EBITDA margin.

[1]	Based on gross annual production according to Paradigm Partners International, a third-party research firm specializing in the insurance landscape.
[2]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Second Quarter 2023	26

Year-to-date net income attributed to shareholders was $614 million in 2023 compared with $433 million in the same period of 2022 and year-to-date core earnings were $607 million in 2023 compared with $671 million in the same period of 2022. The decrease in year-to-date core earnings of $64 million or 13% reflected an increase in workforce related costs, as well as a decrease in net fee income from lower average AUMA due to equity and fixed income market declines in 2022, and lower earnings from seed capital investments due to repatriations. This was partially offset by an increase in net fee income from higher fee spread. Items excluded from year-to-date core earnings were a net gain of $7 million in 2023 compared with a net charge of $238 million in the same period of 2022. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023 and year-to-date core earnings and year-to-date transitional net income (loss) attributed to shareholders to year-to-date net income (loss) attributed to shareholders for 2022.

Year-to-date core EBITDA was $817 million in 2023 compared with $919 million in the same period of 2022. The decrease in year-to-date core EBITDA of $102 million or 14% was driven by similar factors as noted above for year-to-date core earnings. Year-to-date core EBITDA margin was 23.5% in 2023 compared with 28.2% in the same period of 2022. The decrease of 470 basis points was driven by similar factors as noted above for year-to-date core earnings. See section E3 “Non-GAAP and other financial measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.

Gross flows were $35.2 billion in 2Q23, in line1 with 2Q22. By business line, the results were:

•	Retirement gross flows in 2Q23 were $13.8 billion, an increase of 8% compared with 2Q22, driven by higher new pension plan sales and growth in member contributions.

•

Retail gross flows in 2Q23 were $13.6 billion, a decrease of 21% compared with 2Q22, due to lower investor demand amid continued equity market and interest rate volatility. This was partially offset by higher sales in mainland China where 2Q23 gross flows reflected the impact of acquiring full ownership interest of Manulife Fund Management[2] (“MFM”) in 4Q22.

•

Institutional Asset Management gross flows in 2Q23 were $7.7 billion, an increase of 47% compared with 2Q22, primarily driven by higher sales in mainland China from acquiring full ownership interest of MFM as mentioned above, and higher fixed income and timberland sales, partially offset by the non-recurrence of a $1.9 billion equity mandate sale in 2Q22.

Year-to-date gross flows were $74.0 billion in 2023, a decrease of 2% compared with the same period of 2022, mainly driven by lower retail sales from lower investor demand. This was partially offset by higher retail and institutional sales in mainland China from acquiring full ownership interest of MFM and new institutional product launches totaling $1.6 billion in 1Q23.

Net inflows were $2.2 billion in 2Q23 compared with net inflows of $1.7 billion in 2Q22. By business line, the results were:

•

Net inflows in Retirement were $0.7 billion in 2Q23 compared with net inflows of $1.0 billion in 2Q22. The decrease reflected higher pension plan redemptions and member withdrawals, partially offset by higher gross flows as mentioned above.

•

Net outflows in Retail were $0.1 billion in 2Q23 compared with net outflows of $1.9 billion in 2Q22, driven by lower mutual fund redemption rates, partially offset by lower gross flows as mentioned above.

•

Net inflows in Institutional Asset Management were $1.6 billion in 2Q23 compared with inflows of $2.5 billion in 2Q22, mainly driven by higher redemptions and the non-recurrence of a $1.9 billion equity mandate sale in 2Q22. This was partially offset by higher sales in mainland China from acquiring full ownership interest of MFM, and higher fixed income and timberland gross flows.

Year-to-date net inflows were $6.6 billion in 2023, compared with $8.5 billion in same period of 2022. The decrease was primarily due to lower retail net inflows from lower investor demand, and lower retirement net inflows

[1]	Percentage growth / declines in gross flows is stated on a constant exchange rate basis.
[2]

Manulife Fund Management was formerly known as Manulife TEDA Fund Management Co, LTD (“MTEDA”). In 4Q22, we acquired full ownership in MTEDA by purchasing the remaining 51% of the shares from our joint venture partner. Starting in 1Q23, we report 100% of the gross and net flows from MFM, compared with reporting only 49% of the joint venture’s gross and net flows in 2022.

Manulife Financial Corporation – Second Quarter 2023	27

from higher pension plan redemptions. This was partially offset by higher institutional net inflows in mainland China from acquiring full ownership interest of MFM and new product launches in 1Q23.

Assets under management and administration of $819.6 billion as at June 30, 2023 increased 8% compared with December 31, 2022. The increase was driven by the favourable year-to-date impact of markets and net inflows. As at June 30, 2023, Global WAM also managed $203.8 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, AUMA managed by Global WAM1 was $1,023.4 billion compared with $984.3 billion as at December 31, 2022.

Segregated funds net assets were $238.7 billion as at June 30, 2023, 6% higher compared with December 31, 2022 on an actual exchange rate basis, driven by the favourable year-to-date impact of markets. Total invested assets in our general fund form a small portion of Global WAM AUMA.

Business highlights – In 2Q23, we:

•

announced the launch of our industry-first ESG themed funds in Manulife Mandatory Provident Fund (“MPF”) in Hong Kong Retirement. This makes our flagship MPF scheme the first in the MPF market to provide both sustainable equity and fixed income investment options; and

•

announced a new partnership with Envestnet in Canada Retail that will provide advisors with a leading-edge portfolio management platform to deliver a better client experience and improve advisor productivity. The Envestnet platform is a market tested portfolio management solution which will give advisors access to advanced trading and modelling capabilities, streamlined workflows and automated tasks, more robust and client-friendly reporting, and the ability to manage accounts in a unified structure. These benefits will enable advisors to increase their efficiency and focus on their client relationships and business growth. This partnership signifies another successful step in our digital transformation journey as a leader of advice in Canada.

B5 Corporate and Other2

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q23	1Q23	2Q22 Transitional	2023	2022 Transitional
Net income (loss) attributed to shareholders(1)	$168	$95	$(381)	$263	$(755)

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q23	1Q23	2Q22	2023	2022
Net income (loss) attributed to shareholders(1)	$168	$95	$(381)	$263	$(752)
Core earnings (loss)(1)	12	17	(45)	29	(102)

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.

Corporate and Other reported a net income attributed to shareholders of $168 million in 2Q23 compared with a net loss and transitional net loss attributed to shareholders of $381 million for 2Q22. The 2Q22 transitional net loss includes $nil million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which was $12 million in 2Q23 compared with a core loss of $45 million in 2Q22, and the items excluded from core earnings which amounted to a net gain of $156 million in 2Q23 compared with a net charge of

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
[2]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – Second Quarter 2023	28

$336 million in 2Q22. Items excluded from core earnings in 2Q22 on a transitional basis amounted to a charge of $336 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2Q23 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2Q22. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

The $57 million increase in core earnings was primarily related to higher yields on debt instruments net of higher cost of debt financing, and gains in our P&C Reinsurance business from updates to the provisions for estimated losses recorded in prior years. These items were partially offset by higher core expenses due to higher workforce related costs and investments in technologies, and lower expected investment income from a reduced public equity portfolio.

Year-to-date net income attributed to shareholders was $263 million in 2023 compared with a net loss attributable to shareholders of $752 million and a transitional net loss attributed to shareholders of $755 million in the same period of 2022. The year-to-date transitional net income includes a charge of $3 million from IFRS 9 transitional adjustments. The year-to-date core earnings was $29 million in 2023 compared with a core loss of $102 million in the same period of 2022. The increase in the year-to-date core earnings of $131 million was primarily driven by similar reasons mentioned above. Items excluded from the year-to-date core earnings were a net charge of $234 million in 2023 compared with a net charge of $650 million in the same period of 2022. Items excluded from year-to-date core earnings in 2022 on a transitional basis amounted to a net charge of $653 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders for 2023 and year-to-date core earnings and year-to-date transitional net income (loss) attributed to shareholders to year-to-date net income (loss) attributed to shareholders for 2022.

C	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the 2022 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures” and/or IFRS 17 “Insurance Contracts”. Disclosures in accordance with IFRS 7 and/or IFRS 17 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

C1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2022 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2023 to 2043.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).

Manulife Financial Corporation – Second Quarter 2023	29

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	June 30, 2023			December 31, 2022
As at ($ millions)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$4,043	$2,752	$1,305	$4,357	$2,723	$1,639
Guaranteed minimum withdrawal benefit	36,120	33,644	4,568	38,319	34,203	5,734
Guaranteed minimum accumulation benefit	19,530	19,516	161	20,035	19,945	221
Gross living benefits(4)	59,693	55,912	6,034	62,711	56,871	7,594
Gross death benefits(5)	9,691	16,725	1,407	10,465	15,779	2,156
Total gross of reinsurance	69,384	72,637	7,441	73,176	72,650	9,750
Living benefits reinsured	25,357	23,532	3,812	26,999	23,691	4,860
Death benefits reinsured	3,618	2,635	706	3,923	2,636	1,061
Total reinsured	28,975	26,167	4,518	30,922	26,327	5,921
Total, net of reinsurance	$40,409	$46,470	$2,923	$42,254	$46,323	$3,829

(1)	Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)	The amount at risk net of reinsurance at June 30, 2023 was $2,923 million (December 31, 2022 – $3,829 million) of which: US$509 million (December 31, 2022 – US$737 million) was on our U.S. business, $1,810 million (December 31, 2022 – $2,154 million) was on our Canadian business, US$150 million (December 31, 2022 – US$275 million) was on our Japan business and US$181 million (December 31, 2022 – US$224 million) was related to Asia (other than Japan) and our run-off reinsurance business.
(4)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

C2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.

Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.

C3	Publicly traded equity performance risk

As outlined in our 2022 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see pages 60 of our 2022 Annual Report).

Manulife Financial Corporation – Second Quarter 2023	30

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Second Quarter 2023	31

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2023	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity guarantees(2)	$(2,400)	$(1,470)	$(680)	$570	$1,040	$1,430
General fund equity investments(3)	(1,490)	(930)	(460)	450	900	1,350
Total underlying sensitivity before hedging	(3,890)	(2,400)	(1,140)	1,020	1,940	2,780
Impact of macro and dynamic hedge assets(4)	840	510	230	(180)	(330)	(440)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(3,050)	(1,890)	(910)	840	1,610	2,340
Impact of reinsurance	1,550	960	450	(380)	(710)	(980)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,500)	$(930)	$(460)	$460	$900	$1,360

As at December 31, 2022	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity guarantees(2)	$(2,110)	$(1,310)	$(610)	$530	$980	$1,360
General fund equity investments(3)	(1,450)	(920)	(420)	400	780	1,170
Total underlying sensitivity before hedging	(3,560)	(2,230)	(1,030)	930	1,760	2,530
Impact of macro and dynamic hedge assets(4)	930	570	260	(220)	(400)	(540)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,630)	(1,660)	(770)	710	1,360	1,990
Impact of reinsurance	1,170	740	350	(310)	(580)	(810)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,460)	$(920)	$(420)	$400	$780	$1,180

(1)	See “Caution related to sensitivities” above.
(2)	For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)	This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)	Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Second Quarter 2023	32

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2),(3)

As at June 30, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,790)	$(2,360)	$(1,100)	$950	$1,760	$2,470
Impact of risk mitigation - hedging(4)	1,090	660	300	(240)	(430)	(570)
Impact of risk mitigation - reinsurance(4)	1,960	1,220	560	(480)	(900)	(1,250)
VA net of risk mitigation	(740)	(480)	(240)	230	430	650
General fund equity	(720)	(520)	(260)	260	520	780
Contractual service margin ($ millions, pre-tax)	$(1,460)	$(1,000)	$(500)	$490	$950	$1,430
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(790)	$(530)	$(270)	$260	$510	$750
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,290)	$(1,460)	$(730)	$720	$1,410	$2,110
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	3	4

As at December 31, 2022, except MLI LICAT, which is as at January 1, 2023(6)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,410)	$(2,140)	$(1,010)	$890	$1,670	$2,360
Impact of risk mitigation - hedging(4)	1,200	740	340	(280)	(510)	(690)
Impact of risk mitigation - reinsurance(4)	1,480	930	440	(390)	(730)	(1,030)
VA net of risk mitigation	(730)	(470)	(230)	220	430	640
General fund equity	(520)	(370)	(210)	240	490	730
Contractual service margin ($ millions, pre-tax)	$(1,250)	$(840)	$(440)	$460	$920	$1,370
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(620)	$(410)	$(210)	$210	$(400)	$600
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,080)	$(1,330)	$(630)	$610	$(1,180)	$1,780
MLI’s LICAT ratio (change in percentage points)(6)	(3)	(2)	(1)	1	2	3

(1)	See “Caution related to sensitivities” above.
(2)	This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)	The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.
(4)	For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(5)	The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
(6)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

C4	Interest rate and spread risk sensitivities and exposure measures

As at June 30, 2023, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.

The table below includes the potential impacts from a 50 basis point parallel move in interest rates on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income (“FVOCI”) and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts

Manulife Financial Corporation – Second Quarter 2023	33

that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impacts net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could lead to variations in the impact to net income attributed to shareholders.

Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, contractual service margin at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 96 of our 2022 Annual Report). More information on ALDA can be found under the section C5 “Alternative long-duration asset performance risk”.

A reduction in interest rates results in a neutral impact to the LICAT ratio while a rise in interest rates results in a small improvement to the LICAT ratio. This reflects the sum of the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM and the surplus allowance.

Manulife Financial Corporation – Second Quarter 2023	34

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4)

As at June 30, 2023	Interest rates(2),(3)		Corporate spreads(4)		Swap spreads(4)
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$–	$–	$(100)	$–	$–	$–
Net income attributed to shareholders	100	(100)	–	–	200	(200)
Other comprehensive income attributed to shareholders	(300)	300	(300)	300	(200)	200
Total comprehensive income attributed to shareholders	(200)	200	(300)	300	–	–

As at December 31, 2022	Interest rates(2),(3)		Corporate spreads(4)		Swap spreads(4)
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$(100)	$–	$(100)	$–	$–	$–
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(300)	200	–	–	(100)	100
Total comprehensive income attributed to shareholders	(200)	100	–	–	–	–

(1)	See “Caution related to sensitivities” above.
(2)	Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)	The participating policy funds are largely self-supporting and generate no material impact as a result of changes in corporate and swap spreads.

Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.

Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at June 30, 2023	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	1	(4)	3	–	–

As at January 1, 2023(6)	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	1	(3)	3	–	–

(1)	See “Caution related to sensitivities” above.
(2)	In addition, estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)	LICAT impacts do not reflect the impact of the scenario switch discussed below.
(5)	Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.
(6)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

LICAT Scenario Switch

When interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI guidelines for LICAT.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s balance sheet.

[1]	LICAT geographic locations include North America, the United Kingdom, Europe, Japan, and Other Region.

Manulife Financial Corporation – Second Quarter 2023	35

With the current level of interest rates in 2Q23, the probability of a scenario switch has decreased significantly. We do not expect IFRS17 to materially affect the previously disclosed estimate of a potential switch in the scenarios of approximately a one-time six percentage point decrease in MLI’s LICAT ratio. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the OSFI Advisory effective January 1, 2021 and the LICAT Guideline effective January 1, 2023.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent increases in interest rates and/or corporate spreads.

C5	Alternative long-duration asset performance risk

The following table shows the potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

ALDA includes commercial real estate, timber and farmland real estate, infrastructure, and private equities, some of which relate to energy[1].

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly traded equity performance risk” for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	June 30, 2023		December 31, 2022
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(100)	$100	$(100)	$100
Net income attributed to shareholders(2)	(2,500)	2,400	(2,500)	2,500
Other comprehensive income attributed to shareholders	(100)	100	(100)	100
Total comprehensive income attributed to shareholders	(2,600)	2,500	(2,600)	2,600

(1)	See “Caution related to sensitivities” above.
(2)	Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.

Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	June 30, 2023		January 1, 2023(2)
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(3)	3	(3)	3

(1)	See “Caution Related to Sensitivities” above.
(2)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

C6	Foreign exchange risk sensitivities and exposure measures

We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from foreign exchange rate changes. As at December 31, 2022, we did not have a material unmatched currency exposure.

[1]

Energy includes Oil & Gas equity interests related to upstream and midstream assets, and Energy Transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, magnets, etc.

Manulife Financial Corporation – Second Quarter 2023	36

The following table shows the potential impact on core earnings of a 10% change in the value of the Canadian dollar relative to our other key operating currencies. Note that the impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

Potential impact on core earnings of changes in foreign exchange rates(1),(2)

As at December 31, 2022 ($ millions)	+10% strengthening	-10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	$(320)	$320
10% change in the Canadian dollar relative to the Japanese yen	(40)	40

(1)	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)	See “Caution Related to Sensitivities” above.

LICAT regulatory ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital metrics.

C7	Credit risk exposure measures

We use the ECL impairment allowance model in accordance with IFRS to establish and maintain allowances on our debt instruments measured at FVOCI or amortized cost. ECL allowances are measured on a probability-weighted basis, based on four macroeconomic scenarios, and incorporate past events, current market conditions, and reasonable supportable information about future economic conditions.

We measure ECL allowances using a three-stage approach. We recognize the credit losses expected to result from defaults occurring within 12 months of the reporting date for financial instruments which have not experienced a significant increase in credit risk (Stage 1). Full lifetime ECLs are recognized following a significant increase in credit risk since original recognition or having become 30 days in arrears in principal or interest payments (Stage 2) and when financial instruments are considered credit-impaired (Stage 3). Interest income on Stage 3 financial instruments is determined based on the carrying amount of the asset, net of any credit loss allowance.

For more information on ECL, refer to note 25 of our Consolidated Financial Statements for the year ended December 31, 2022.

C8	Risk factors – strategic risk from changes in tax laws[1]

As noted in “Risk Management and Risk Factors – Strategic Risk Factors” in the MD&A in our 2022 Annual Report, we outlined risk factors that could impact our financial plans and ability to implement our business strategy. The macro-economic environment can be significantly impacted by the actions of both the government sector, including central banks, and the private sector. Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our policy liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

•

In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development (“OECD”) / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On July 12, 2023, the Canadian government reaffirmed its commitment to the two-pillar solution and the target date of December 31, 2023 for implementation of the Pillar 2 global minimum tax. This would first apply to the Company’s 2024 fiscal year if enacted on this timeline. The Company is closely monitoring developments and potential impacts and, in particular, for issues unique to the insurance industry. If enacted, we expect an increase in the effective tax rate, pending further details on timing and specific implementation in both Canada and other affected countries.

[1]	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Second Quarter 2023	37

•

Canada’s 2023 Budget statement proposed to deny financial institutions of the traditional tax deduction of dividends received on shares of Canadian corporations when such shares are held as mark-to-market property. The affected property is a small component of the investment portfolio that supports the Company’s business. Should this rule be enacted as proposed, the Company would expect its tax expense on investment income to increase starting in 2024, though not significantly. The resulting lower net investment income would also reduce the value of certain in-force insurance policies and put pressure on policy pricing going forward.

D	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

Disclosures in accordance with IFRS 7 and/or IFRS 17 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

D1	Critical actuarial and accounting policies

Our significant accounting policies are described in notes 1 and 25 to our Consolidated Financial Statements for the year ended December 31, 2022. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described in notes 5 and 6 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2023. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment under IAS 39, appropriate accounting for derivative financial instruments under IAS 39, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 96 of our 2022 Annual Report. The critical accounting policies and estimation processes relating to the evaluation of invested asset impairment and appropriate accounting for derivative financial instruments under IFRS 9 are described starting on page 222 of our 2022 Annual Report.

D2	Sensitivity of earnings to changes in assumptions

The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts’ non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

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Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions(1)

As at December 31, 2022	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	$(1,400)	$(600)	$100	$–	$100	$–	$200	$–
Portfolios where a decrease in rates increases insurance contract liabilities	–	(500)	(100)	–	100	100	–	100
5% adverse change in future morbidity rates(4),(5),(6)	(1,100)	(1,000)	(3,600)	(3,600)	600	600	(3,000)	(3,000)
(incidence and termination)
10% change in future policy termination rates(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	(500)	(400)	(100)	(100)	(100)	(100)	(200)	(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(1,800)	(1,200)	–	(100)	400	300	400	200
5% increase in future expense levels	(800)	(700)	–	–	–	–	–	–

(1)	The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact to the contractual service margin and shareholder income.
(2)	An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.
(3)	The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.
(4)	No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.
(5)	The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.
(6)	This includes a 5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions on Long Term Care(1)

As at December 31, 2022	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(400)	$(400)	$–	$–	$–	$–	$–	$–
5% adverse change in future morbidity incidence rates(2),(3)	(700)	(700)	(1,100)	(1,100)	200	200	(900)	(900)
5% adverse change in future morbidity claims termination rates(2),(3)	(700)	(700)	(1,800)	(1,800)	300	300	(1,500)	(1,500)
10% adverse change in future policy termination rates(2),(3)	(400)	(400)	–	–	100	100	100	100
5% increase in future expense levels(3)	(100)	(100)	–	–	–	–	–	–

(1)	Translated from US$ at 1.3549 for 2022.
(2)	The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.
(3)	The impact of favourable changes to all the sensitivities is relatively symmetrical.

Manulife Financial Corporation – Second Quarter 2023	39

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at June 30, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	(100)	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

As at December 31, 2022 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	(100)	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

(1)	Note that the impact of these assumptions are not linear.
(2)	Used in the determination of insurance contract liabilities with financial guarantees. This includes universal Life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

D3	Accounting and reporting changes

Manulife adopted IFRS 17 and IFRS 9 effective for years beginning on January 1, 2023, to be applied retrospectively. See “Future Accounting and Reporting Changes” in the MD&A in our 2022 Annual Report (“2022 MD&A”). Our 2022 results have been restated for the adoption of IFRS 17, including the classification transition option, and IFRS 9. For other accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2023.

E	OTHER

E1	Outstanding common shares – selected information

As at July 31, 2023, MFC had 1,828,737,429 common shares outstanding.

E2	Legal and regulatory proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2023.

E3	Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 –Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; total expenditures; core expenditures; transitional net income (loss) attributed to shareholders; transitional net income (loss) attributed to shareholders before tax; transitional net income (loss) before income taxes; transitional net income (loss); common shareholders’ transitional net income; Drivers of Earnings (“DOE”) line items for net investment result, other, income tax (expense) recovery and transitional net income attributed to participating policyholders and NCI; core DOE line items for core net insurance service result,

Manulife Financial Corporation – Second Quarter 2023	40

core net investment result, other core earnings, and core income tax (expense) recovery; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures, net income attributed to shareholders, and common shareholders’ net income.

Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional return on common shareholders’ equity (“transitional ROE”); transitional basic earnings per common share (“transitional basic EPS”); transitional diluted earnings per common share (“transitional diluted EPS”); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; expenditure efficiency ratio; core EBITDA margin; effective tax rate on core earnings; effective tax rate on transitional net income attributed to shareholders; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures, net income attributed to shareholders, common shareholders’ net income, pre-tax net income attributed to shareholders, general expenses, DOE line item for net insurance service result, CSM, CSM net of NCI, impact of new insurance business, new business CSM net of NCI, basic earnings per common share (“basic EPS”), and diluted earnings per common share (“diluted EPS”).

Other specified financial measures include assets under administration (“AUA”); consolidated capital; embedded value (“EV”); new business value (“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”), Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings, and the components of CSM movement other than the new business CSM.

Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our income statement, core earnings and items excluded from core earnings, transitional net income measures, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported

Manulife Financial Corporation – Second Quarter 2023	41

amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

We have updated our definition of core earnings to reflect the change in the recognition, measurement and presentation of insurance contract liabilities and financial assets and liabilities under IFRS 17 and IFRS 9, respectively, and have also replaced the nomenclature of the items included in core earnings and the net income items excluded from core earnings to conform with the nomenclature under IFRS 17 and IFRS 9.

Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of June 30, 2023.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1.

Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach (“PAA”).

2.	Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).

3.	Insurance experience gains or losses that flow directly through net income.

4.	Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.

5.	Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.

6.	Net provision for ECL on FVOCI and amortized cost debt instruments.

7.	Expected asset returns on surplus investments.

8.	All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.

9.	All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.

10.	Routine or non-material legal settlements.

11.	All other items not specifically excluded.

12.	Tax on the above items.

13.	All tax related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.

Manulife Financial Corporation – Second Quarter 2023	42

Net income items excluded from core earnings:

1.	Market experience gains (losses) including the items listed below:

•	Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•	Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•	Realized gains (charges) from the sale of FVOCI debt instruments.
•

Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.

•	Gains (charges) related to certain changes in foreign exchange rates.

2.	Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income.

•

The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.

•	Changes related to the ultimate spot rate within the discount curves are included in the market experience gains (losses).

3.	The impact on the measurement of insurance and investment contract liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.

4.	The fair value changes in long-term investment plan (“LTIP”) obligations for Global WAM investment management.

5.	Goodwill impairment charges.

6.	Gains or losses on acquisition and disposition of a business.

7.	Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.

8.	Tax on the above items.

9.	Net income (loss) attributed to participating shareholders and non-controlling interests.

10.	Impact of enacted or substantially enacted income tax rate changes.

As noted in section A1 “Implementation of IFRS 17 and IFRS 9”, our 2022 quarterly and year-to-date results are not directly comparable with 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have presented comparative quarterly and year-to-date 2022 core earnings and our transitional net income metrics (see “Transitional net income to shareholders” paragraph below) inclusive of IFRS 9 hedge accounting and expected credit loss principles as if IFRS had allowed such principles to be implemented for 2022 (the “IFRS 9 transitional impacts”).

Transitional net income (loss) attributed to shareholders is a financial measure where our 2022 net income attributed to shareholders includes the effects of the IFRS 9 transitional impacts which we believe will assist investors in evaluating our operational performance because the associated adjustments are reported in our 2023 net income attributed to shareholders. Transitional net income (loss) before income taxes, Transitional net income (loss), Transitional net income (loss) attributed to shareholders before income taxes and Common shareholders’ transitional net income (loss) similarly include the effect of the IFRS 9 transitional impacts on our income (loss) before income taxes, net income (loss), net income (loss) attributed to shareholders before income taxes and common shareholders’ net income (loss), respectively. Transitional financial measures are temporary and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

Manulife Financial Corporation – Second Quarter 2023	43

Reconciliation of core earnings to net income attributed to shareholders

	2Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$345	$312	$220	$362	$197	$1,436
Income tax (expense) recovery
Core earnings	(73)	(97)	(110)	(45)	18	(307)
Items excluded from core earnings	(18)	33	73	1	(47)	42
Income tax (expense) recovery	(91)	(64)	(37)	(44)	(29)	(265)
Net income (post-tax)	254	248	183	318	168	1,171
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	–	–	1	–	26
Participating policyholders	99	21	–	–	–	120
Net income (loss) attributed to shareholders (post-tax)	130	227	183	317	168	1,025
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(297)	(147)	(275)	(7)	156	(570)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(46)	–	–	4	–	(42)
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings (see above)	73	97	110	45	(18)	307
Core earnings (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

Core earnings, CER basis and U.S. dollars

	2Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
CER adjustment(1)	–	–	–	–	–	–
Core earnings, CER basis (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings, CER basis(2)	73	97	110	45	(18)	307
Core earnings, CER basis (pre-tax)	$546	$471	$568	$365	$(6)	$1,944
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$353		$341
CER adjustment US $(1)	–		–
Core earnings, CER basis (post-tax), US $	$353		$341

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	44

Reconciliation of core earnings to net income attributed to shareholders

	1Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$613	$423	$219	$345	$119	$1,719
Income tax (expense) recovery
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	54	–	–	–	–	54
Participating policyholders	(65)	15	–	–	–	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(33)	1	(28)	(60)
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$557	$438	$471	$332	$3	$1,801

Core earnings, CER basis and U.S. dollars

	1Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
CER adjustment(1)	(8)	–	(3)	(1)	–	(12)
Core earnings, CER basis (post-tax)	$481	$353	$382	$286	$17	$1,519
Income tax on core earnings, CER basis(2)	67	85	85	45	(14)	268
Core earnings, CER basis (pre-tax)	$548	$438	$467	$331	$3	$1,787
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$361		$285
CER adjustment US $(1)	(2)		–
Core earnings, CER basis (post-tax), US $	$359		$285

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q23.

Manulife Financial Corporation – Second Quarter 2023	45

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$403	$(37)	$(68)	$461	$(62)	$697
Income tax (expense) recovery
Core earnings	(82)	(81)	(96)	(47)	71	(235)
Items excluded from core earnings	(21)	67	120	(13)	308	461
Income tax (expense) recovery	(103)	(14)	24	(60)	379	226
Net income (post-tax)	300	(51)	(44)	401	317	923
Less: Net income (post-tax) attributed to
Non-controlling interests	32	–	–	–	1	33
Participating policyholders	(47)	22	–	–	–	(25)
Net income (loss) attributed to shareholders (post-tax)	315	(73)	(44)	401	316	915
IFRS 9 transitional impacts (post-tax)	178	193	(62)	–	4	313
Transitional net income (loss) attributed to shareholders (post-tax)	493	120	(106)	401	320	1,228
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	12	(136)	(514)	45	(62)	(655)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	–	82	313	340
Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
Income tax on core earnings (see above)	82	81	96	47	(71)	235
Core earnings (pre-tax)	$578	$377	$504	$321	$(2)	$1,778

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
CER adjustment(1)	3	–	(5)	(2)	–	(4)
Core earnings, CER basis (post-tax)	$499	$296	$403	$272	$69	$1,539
Income tax on core earnings, CER basis(2)	80	82	94	48	(71)	233
Core earnings, CER basis (pre-tax)	$579	$378	$497	$320	$(2)	$1,772
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$365		$301
CER adjustment US $(1)	8		–
Core earnings, CER basis (post-tax), US $	$373		$301

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q22.

Manulife Financial Corporation – Second Quarter 2023	46

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$266	$1,029	$(607)	$324	$(528)	$484
Income tax (expense) recovery
Core earnings	(54)	(94)	(83)	(51)	13	(269)
Items excluded from core earnings	11	(92)	243	14	33	209
Income tax (expense) recovery	(43)	(186)	160	(37)	46	(60)
Net income (post-tax)	223	843	(447)	287	(482)	424
Less: Net income (post-tax) attributed to
Non-controlling interests	34	–	–	–	–	34
Participating policyholders	(91)	(10)	–	–	–	(101)
Net income (loss) attributed to shareholders (post-tax)	280	853	(447)	287	(482)	491
IFRS 9 transitional impacts (post-tax)	(104)	(372)	761	–	1	286
Transitional net income (loss) attributed to shareholders (post-tax)	176	481	314	287	(481)	777
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(202)	43	(98)	(67)	(251)	(575)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(13)	–	–	(13)
Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
Income tax on core earnings (see above)	54	94	83	51	(13)	269
Core earnings (pre-tax)	$441	$485	$520	$405	$(243)	$1,608

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
CER adjustment(1)	13	–	12	7	(5)	27
Core earnings, CER basis (post-tax)	$400	$391	$449	$361	$(235)	$1,366
Income tax on core earnings, CER basis(2)	56	94	86	51	(13)	274
Core earnings, CER basis (pre-tax)	$456	$485	$535	$412	$(248)	$1,640
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$296		$335
CER adjustment US $(1)	2		–
Core earnings, CER basis (post-tax), US $	$298		$335

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q22.

Manulife Financial Corporation – Second Quarter 2023	47

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$49	$(923)	$(1,561)	$170	$(391)	$(2,656)
Income tax (expense) recovery
Core earnings	(64)	(88)	(101)	(60)	12	(301)
Items excluded from core earnings	(35)	415	436	40	(2)	854
Income tax (expense) recovery	(99)	327	335	(20)	10	553
Net income (post-tax)	(50)	(596)	(1,226)	150	(381)	(2,103)
Less: Net income (post-tax) attributed to
Non-controlling interests	52	–	–	–	–	52
Participating policyholders	(51)	15	–	–	–	(36)
Net income (loss) attributed to shareholders (post-tax)	(51)	(611)	(1,226)	150	(381)	(2,119)
IFRS 9 transitional impacts (post-tax)	(176)	882	1,581	–	–	2,287
Transitional net income (loss) attributed to shareholders (post-tax)	(227)	271	355	150	(381)	168
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(677)	(95)	(73)	(177)	(336)	(1,358)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	–	–	–	–
Core earnings (post-tax)	$450	$366	$428	$327	$(45)	$1,526
Income tax on core earnings (see above)	64	88	101	60	(12)	301
Core earnings (pre-tax)	$514	$454	$529	$387	$(57)	$1,827

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$450	$366	$428	$327	$(45)	$1,526
CER adjustment(1)	18	–	22	12	–	52
Core earnings, CER basis (post-tax)	$468	$366	$450	$339	$(45)	$1,578
Income tax on core earnings, CER basis(2)	65	88	106	62	(12)	309
Core earnings, CER basis (pre-tax)	$533	$454	$556	$401	$(57)	$1,887
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$353		$334
CER adjustment US $(1)	(5)		–
Core earnings, CER basis (post-tax), US $	$348		$334

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q22.

Manulife Financial Corporation – Second Quarter 2023	48

Reconciliation of core earnings to net income attributed to shareholders

	YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$958	$735	$439	$707	$316	$3,155
Income tax (expense) recovery
Core earnings	(141)	(182)	(196)	(90)	32	(577)
Items excluded from core earnings	(55)	19	126	(2)	(85)	3
Income tax (expense) recovery	(196)	(163)	(70)	(92)	(53)	(574)
Net income (post-tax)	762	572	369	615	263	2,581
Less: Net income (post-tax) attributed to
Non-controlling interests	79	–	–	1	–	80
Participating policyholders	34	36	–	–	–	70
Net income (loss) attributed to shareholders (post-tax)	649	536	369	614	263	2,431
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(267)	(191)	(441)	2	262	(635)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(46)	–	(33)	5	(28)	(102)
Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
Income tax on core earnings (see above)	141	182	196	90	(32)	577
Core earnings (pre-tax)	$1,103	$909	$1,039	$697	$(3)	$3,745

Core earnings, CER basis and U.S. dollars

	YTD 2023
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
CER adjustment(1)	(8)	–	(2)	(1)	(1)	(12)
Core earnings, CER basis (post-tax)	$954	$727	$841	$606	$28	$3,156
Income tax on core earnings, CER basis(2)	140	182	195	90	(32)	575
Core earnings, CER basis (pre-tax)	$1,094	$909	$1,036	$696	$(4)	$3,731
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$714		$626
CER adjustment US $(1)	(2)		–
Core earnings, CER basis (post-tax), US $	$712		$626

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the two respective quarters that make up 2023 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2023	49

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$241	$(1,961)	$(2,336)	$506	$(769)	$(4,319)
Income tax (expense) recovery
Core earnings	(128)	(160)	(162)	(124)	32	(542)
Items excluded from core earnings	(44)	870	673	51	(15)	1,535
Income tax (expense) recovery	(172)	710	511	(73)	17	993
Net income (post-tax)	69	(1,251)	(1,825)	433	(752)	(3,326)
Less: Net income (post-tax) attributed to
Non-controlling interests	54	–	–	–	–	54
Participating policyholders	(73)	32	–	–	–	(41)
Net income (loss) attributed to shareholders (post-tax)	88	(1,283)	(1,825)	433	(752)	(3,339)
IFRS 9 transitional impacts (post-tax)	(110)	1,880	3,065	–	(3)	4,832
Transitional net income (loss) attributed to shareholders (post-tax)	(22)	597	1,240	433	(755)	1,493
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(951)	(103)	519	(238)	(582)	(1,355)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	–	–	(71)	(71)
Core earnings (post-tax)	$929	$700	$721	$671	$(102)	$2,919
Income tax on core earnings (see above)	127	160	162	124	(32)	541
Core earnings (pre-tax)	$1,056	$860	$883	$795	$(134)	$3,460

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$929	$700	$721	$671	$(102)	$2,919
CER adjustment(1)	27	–	40	25	2	94
Core earnings, CER basis (post-tax)	$956	$700	$761	$696	$(100)	$3,013
Income tax on core earnings, CER basis(2)	130	160	171	127	(32)	556
Core earnings, CER basis (pre-tax)	$1,086	$860	$932	$823	$(132)	$3,569
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$731		$566
CER adjustment US $(1)	(19)		–
Core earnings, CER basis (post-tax), US $	$712		$566

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the two respective quarters that make up 2022 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2023	50

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$910	$(969)	$(3,011)	$1,291	$(1,359)	$(3,138)
Income tax (expense) recovery
Core earnings	(264)	(335)	(341)	(222)	116	(1,046)
Items excluded from core earnings	(54)	845	1,036	52	326	2,205
Income tax (expense) recovery	(318)	510	695	(170)	442	1,159
Net income (post-tax)	592	(459)	(2,316)	1,121	(917)	(1,979)
Less: Net income (post-tax) attributed to
Non-controlling interests	120	–	–	–	1	121
Participating policyholders	(211)	44	–	–	–	(167)
Net income (loss) attributed to shareholders (post-tax)	683	(503)	(2,316)	1,121	(918)	(1,933)
IFRS 9 transitional impacts (post-tax)	(36)	1,701	3,764	–	2	5,431
Transitional net income (loss) attributed to shareholders (post-tax)	647	1,198	1,448	1,121	(916)	3,498
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(1,141)	(196)	(93)	(260)	(895)	(2,585)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	(13)	82	242	256
Core earnings (post-tax)	$1,812	$1,387	$1,566	$1,299	$(263)	$5,801
Income tax on core earnings (see above)	263	335	341	222	(116)	1,045
Core earnings (pre-tax)	$2,075	$1,722	$1,907	$1,521	$(379)	$6,846

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$1,812	$1,387	$1,566	$1,299	$(263)	$5,801
CER adjustment(1)	43	–	48	30	(4)	117
Core earnings, CER basis (post-tax)	$1,855	$1,387	$1,614	$1,329	$(267)	$5,918
Income tax on core earnings, CER basis(2)	267	335	351	226	(116)	1,063
Core earnings, CER basis (pre-tax)	$2,122	$1,722	$1,965	$1,555	$(383)	$6,981
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,392		$1,202
CER adjustment US $(1)	(9)		–
Core earnings, CER basis (post-tax), US $	$1,383		$1,202

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the 4 respective quarters that make up 2022 core earnings.

Manulife Financial Corporation – Second Quarter 2023	51

Segment core earnings by business line or geographic source

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

	Quarterly Results					YTD Results		Full Year Results

(US $ millions)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Hong Kong	$161	$159	$153	$127	$184	$320	$388	$668
Japan	81	62	76	71	81	143	161	308
Asia Other(1)	119	137	126	102	93	256	191	419
International High Net Worth								75
Mainland China								29
Singapore								136
Vietnam								109
Other Emerging Markets(2)								70
Regional Office	(8)	3	10	(4)	(5)	(5)	(9)	(3)
Total Asia core earnings	$353	$361	$365	$296	$353	$714	$731	$1,392

(1)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(2)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					YTD Results		Full Year Results

(US $ millions), CER basis(1)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Hong Kong	$161	$159	$152	$127	$184	$320	$388	$668
Japan	81	60	79	72	76	141	144	294
Asia Other(2)	119	137	132	103	93	256	189	424
International High Net Worth								75
Mainland China								28
Singapore								141
Vietnam								111
Other Emerging Markets(3)								69
Regional Office	(8)	3	10	(4)	(5)	(5)	(9)	(3)
Total Asia core earnings, CER basis	$353	$359	$373	$298	$348	$712	$712	$1,383

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.
(2)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(3)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Insurance	$276	$257	$206	$283	$268	$533	$495	$984
Annuities	55	53	45	57	61	108	136	238
Manulife Bank	43	43	45	51	37	86	69	165
Total Canada core earnings	$374	$353	$296	$391	$366	$727	$700	$1,387

Manulife Financial Corporation – Second Quarter 2023	52

U.S.

	Quarterly Results					YTD Results		Full Year Results

(US $ millions)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
U.S. Insurance	$293	$257	$259	$291	$297	$550	$466	$1,016
U.S. Annuities	48	28	42	44	37	76	100	186
Total U.S. core earnings	$341	$285	$301	$335	$334	$626	$566	$1,202

Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Retirement	$186	$164	$156	$186	$161	$350	$331	$673
Retail	119	121	130	149	137	240	292	571
Institutional asset management	15	2	(12)	19	29	17	48	55
Total Global WAM core earnings	$320	$287	$274	$354	$327	$607	$671	$1,299

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions), CER basis(1)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Retirement	$186	$164	$154	$191	$167	$350	$345	$690
Retail	119	120	130	151	141	239	300	581
Institutional asset management	15	2	(12)	19	31	17	51	58
Total Global WAM core earnings, CER basis	$320	$286	$272	$361	$339	$606	$696	$1,329

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Asia	$103	$84	$79	$82	$82	$187	$175	$336
Canada	96	88	78	113	104	184	210	401
U.S.	121	115	117	159	141	236	286	562
Total Global WAM core earnings	$320	$287	$274	$354	$327	$607	$671	$1,299

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions), CER basis(1)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Asia	$103	$83	$79	$85	$86	$186	$184	$348
Canada	96	88	78	112	104	184	210	401
U.S.	121	115	115	164	149	236	302	580
Total Global WAM core earnings, CER basis	$320	$286	$272	$361	$339	$606	$696	$1,329

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	53

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends.

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core earnings	$1,637	$1,531	$1,543	$1,339	$1,526	$3,168	$2,919	$5,801
Less: Preferred share dividends	(98)	(52)	(97)	(51)	(60)	(150)	(112)	(260)
Core earnings available to common shareholders	1,539	1,479	1,446	1,288	1,466	3,018	2,807	5,541
CER adjustment(1)	–	(12)	(4)	27	52	(12)	94	117
Core earnings available to common shareholders, CER basis	$1,539	$1,467	$1,442	$1,315	$1,518	$3,006	$2,901	$5,658

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core earnings available to common shareholders	$1,539	$1,479	$1,446	$1,288	$1,466	$3,018	$2,807	$5,541
Annualized core earnings available to common shareholders	$6,173	$5,998	$5,737	$5,110	$5,880	$6,086	$5,661	$5,541
Average common shareholders’ equity (see below)	$39,881	$40,465	$40,667	$40,260	$39,095	$40,173	$38,988	$39,726
Core ROE (annualized) (%)	15.5%	14.8%	14.1%	12.7%	15.1%	15.2%	14.5%	14.0%
Average common shareholders’ equity
Total shareholders’ and other equity	$45,707	$47,375	$46,876	$47,778	$46,061	$45,707	$46,061	$46,876
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$39,047	$40,715	$40,216	$41,118	$39,401	$39,047	$39,401	$40,216
Average common shareholders’ equity	$39,881	$40,465	$40,667	$40,260	$39,095	$40,173	$38,988	$39,726

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

Core earnings related to strategic priorities

The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.

For the six months ended June 30, ($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	2023	2022
Core earnings highest potential businesses(1)	$1,875	$1,790
Core earnings - All other businesses	1,293	1,129
Core earnings	3,168	2,919
Items excluded from core earnings	(737)	(1,426)
Net income (loss) attributed to shareholders / Transitional	$2,431	$1,493
Less: IFRS 9 transitional impacts (post-tax)	–	4,832
Net income (loss) attributed to shareholders	$2,431	$(3,339)
Highest potential businesses core earnings contribution	59%	61%

(1)	Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.

Manulife Financial Corporation – Second Quarter 2023	54

The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings. The effective tax rate on net income attributed to shareholders is equal to income tax on transitional net income attributed to shareholders divided by pre-tax net income attributed to shareholders.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results

	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Per share dividend	$0.37	$0.37	$0.33	$0.33	$0.33	$0.73	$0.66	$1.32
Core EPS	$0.83	$0.79	$0.77	$0.68	$0.76	$1.63	$1.45	$2.90
Common share core dividend payout ratio	44%	46%	43%	49%	43%	45%	45%	46%

Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE has replaced the Source of Earnings that was disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline. The DOE line items are comprised of amounts that have been included in our financial statements. The DOE shows the sources of net income (loss) attributed to shareholders and the core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. We have included transitional non-GAAP financial measures for our 2022 comparative quarterly results. The elements of the core earnings view are described below:

Net Insurance Service Result represents the net income attributed to shareholders associated with providing insurance service to policyholders within the period. This includes lines attributed to core earnings including:

•

Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.

•

Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.

•

Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.

•	Other represents pre-tax transitional net income on residual items in the insurance result section.

Net Investment Result represents the net income attributed to shareholders associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the income statement, the results associated with these businesses would impact the total investment result. This section includes lines attributed to core earnings including:

•	Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance contract liabilities, net of investment expenses.

•

Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.

•	Expected earnings on surplus reflects the expected investment return on surplus assets.

•	Other represents pre-tax net income on residual items in the investment result section.

Manulife Financial Corporation – Second Quarter 2023	55

Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:

•

Non-Directly Attributable Expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses excludes non-directly attributable investment expenses as they are included in the net investment result.

•	Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Net income attributed to shareholders includes the following items excluded from core earnings:

•	Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.

•	Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.

•	Restructuring charges includes a charge taken to reorganize operations.

•

Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantially enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.

All of the above items are discussed in more details in our definition of items excluded from core earnings.

Manulife Financial Corporation – Second Quarter 2023	56

Drivers of Earnings (“DOE”) – 2Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$460	$262	$131	$–	$34	$887
Net investment result	(96)	12	105	–	351	372
Global WAM	–	–	–	362	–	362
Manulife Bank	–	59	–	–	–	59
Other	(19)	(21)	(16)	–	(188)	(244)
Net income (loss) before income taxes	345	312	220	362	197	1,436
Income tax (expense) recovery	(91)	(64)	(37)	(44)	(29)	(265)
Net income (loss)	254	248	183	318	168	1,171
Less: Net income (loss) attributed to NCI	(25)	–	–	(1)	–	(26)
Less: Net income (loss) attributed to participating policyholders	(99)	(21)	–	–	–	(120)
Net income (loss) attributed to shareholders (post-tax)	$130	$227	$183	$317	$168	$1,025
Reconciliations of DOE line items to the consolidated financial statements and DOE presentation
	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$460	$262	$131	$–	$34	$887
Less: Insurance service result attributed to:
Items excluded from core earnings	(44)	(4)	(26)	–	1	(73)
NCI	13	–	–	–	–	13
Participating policyholders	122	21	–	–	–	143
Core net insurance result	369	245	157	–	33	804
Core net insurance result, CER adjustment(1)	–	–	–	–	–	–
Core net insurance result, CER basis	$369	$245	$157	$–	$33	$804
Total investment result reconciliation
Total investment result per financial statements	$(96)	$354	$105	$(244)	$478	$597
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(342)	–	244	–	(98)
Less: Consolidation adjustments(2)	–	–	–	–	(127)	(127)
Less: Other	–	–	–	–	–	–
Net investment result	(96)	12	105	–	351	372
Less: Net investment result attributed to:
Items excluded from core earnings	(318)	(184)	(319)	–	183	(638)
NCI	14	–	–	–	–	14
Participating policyholders	(7)	14	–	–	–	7
Core net investment result	215	182	424	–	168	989
Core net investment result, CER adjustment(1)	–	–	–	–	–	–
Core net investment result, CER basis	$215	$182	$424	$–	$168	$989
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$59	$–	$362	$–	$421
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	–	–	(3)	–	(3)
Core earnings in Manulife Bank and Global WAM	–	59	–	365	–	424
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$59	$–	$365	$–	$424

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	57

Drivers of Earnings (“DOE”) – 2Q23 (continued)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$47	$72	$16	$1,647	$(91)	$1,691
General expenses per financial statements	(61)	(127)	(25)	(709)	(101)	(1,023)
Commission related to non-insurance contracts	(2)	(13)	(3)	(329)	11	(336)
Interest expense per financial statements	(3)	(236)	(4)	(5)	(133)	(381)
Total financial statements values included in Other	(19)	(304)	(16)	604	(314)	(49)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	283	–	(604)	–	(321)
Less: Consolidation adjustments(1)	–	–	–	–	126	126
Other	–	–	–	–	–	–
Other	(19)	(21)	(16)	–	(188)	(244)
Less: Other attributed to:
Items excluded from core earnings	23	(1)	(3)	–	19	38
NCI	4	–	–	–	–	4
Participating policyholders	1	(3)	–	–	–	(2)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(38)	(15)	(13)	–	(207)	(273)
Core Other, CER adjustment(2)	–	–	–	–	–	–
Core Other, CER basis	$(38)	$(15)	$(13)	$–	$(207)	$(273)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(91)	$(64)	$(37)	$(44)	$(29)	$(265)
Less: Income tax recovery (expense) attributed to:
Items excluded from core earnings	(4)	42	73	1	(47)	65
NCI	(6)	–	–	–	–	(6)
Participating policyholders	(8)	(9)	–	–	–	(17)
Core income tax recovery (expense)	(73)	(97)	(110)	(45)	18	(307)
Core income tax recovery (expense), CER adjustment(2)	–	–	–	–	–	–
Core income tax recovery (expense), CER basis	$(73)	$(97)	$(110)	$(45)	$18	$(307)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$460	$262	$131	$–	$34	$887
Net investment result	(96)	12	105	–	351	372
Global WAM	–	–	–	362	–	362
Manulife Bank	–	59	–	–	–	59
Other	(19)	(21)	(16)	–	(188)	(244)
Net income (loss) before income taxes, CER basis	$345	$312	$220	$362	$197	$1,436

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	58

Drivers of Earnings (“DOE”) – 1Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$370	$259	$173	$–	$47	$849
Net investment result	285	117	101	–	244	747
Global WAM	–	–	–	345	–	345
Manulife Bank	–	65	–	–	–	65
Other	(42)	(18)	(55)	–	(172)	(287)
Net income (loss) before income taxes	613	423	219	345	119	1,719
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (loss)	508	324	186	297	95	1,410
Less: Net income (loss) attributed to NCI	(54)	–	–	–	–	(54)
Less: Net income (loss) attributed to participating policyholders	65	(15)	–	–	–	50
Net income (loss) attributed to shareholders (post-tax)	$519	$309	$186	$297	$95	$1,406
Reconciliations of DOE line items to the consolidated financial statements and DOE presentation
	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$370	$259	$173	$–	$47	$849
Less: Insurance service result attributed to:
Items excluded from core earnings	26	–	1	–	(1)	26
NCI	40	–	–	–	–	40
Participating policyholders	(51)	26	–	–	–	(25)
Core net insurance result	355	233	172	–	48	808
Core net insurance result, CER adjustment(1)	(4)		(2)	–	–	(6)
Core net insurance result, CER basis	$351	$233	$170	$–	$48	$802
Total investment result reconciliation
Total investment result per financial statements	$285	$463	$101	$(260)	$381	$970
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(346)	–	260	–	(86)
Less: Consolidation adjustments(2)	–	–	–	–	(137)	(137)
Less: Other	–	–	–	–	–	–
Net investment result	285	117	101	–	244	747
Less: Net investment result attributed to:
Items excluded from core earnings	34	(40)	(200)	–	81	(125)
NCI	24	–	–	–	–	24
Participating policyholders	3	–	–	–	–	3
Core net investment result	224	157	301	–	163	845
Core net investment result, CER adjustment(1)	(5)	–	(2)	–	1	(6)
Core net investment result, CER basis	$219	$157	$299	$–	$164	$839
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$65	$–	$345	$–	$410
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	13	–	18
Core earnings in Manulife Bank and Global WAM	–	60	–	332	–	392
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(1)	–	(1)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$60	$–	$331	$–	$391

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	59

Drivers of Earnings (“DOE”) – 1Q23 (continued)

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$10	$72	$24	$1,665	$(80)	$1,691
General expenses per financial statements	(48)	(123)	(74)	(726)	(115)	(1,086)
Commission related to non-insurance contracts	(2)	(16)	(1)	(329)	10	(338)
Interest expense per financial statements	(2)	(232)	(4)	(5)	(124)	(367)
Total financial statements values included in Other	(42)	(299)	(55)	605	(309)	(100)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	281	–	(605)	–	(324)
Less: Consolidation adjustments(1)	–	–	–	–	137	137
Other	–	–	–	–	–	–
Other	(42)	(18)	(55)	–	(172)	(287)
Less: Other attributed to:
Items excluded from core earnings	(9)	(1)	(53)	–	36	(27)
NCI	–	–	–	–	–	–
Participating policyholders	(2)	(3)	–	–	–	(5)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(22)	(12)	(2)	–	(208)	(244)
Core Other, CER adjustment(2)	–	–	–	–	(1)	(1)
Core Other, CER basis	$(22)	$(12)	$(2)	$–	$(209)	$(245)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(105)	$(99)	$(33)	$(48)	$(24)	$(309)
Less: Income tax recovery (expense) attributed to:
Items excluded from core earnings	(21)	(8)	53	(3)	(38)	(17)
NCI	(10)	–	–	–	–	(10)
Participating policyholders	(6)	(6)	–	–	–	(12)
Core income tax recovery (expense)	(68)	(85)	(86)	(45)	14	(270)
Core income tax recovery (expense), CER adjustment(2)	1	–	1	–	–	2
Core income tax recovery (expense), CER basis	$(67)	$(85)	$(85)	$(45)	$14	$(268)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$366	$259	$172	$–	$47	$844
Net investment result	281	117	100	–	244	742
Global WAM	–	–	–	343	–	343
Manulife Bank	–	65	–	–	–	65
Other	(30)	(14)	(2)	–	(209)	(255)
Net income (loss) before income taxes, CER basis	$617	$427	$270	$343	$82	$1,739

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	60

Drivers of Earnings (“DOE”) – 4Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$485	$301	$126	$–	$49	$961
Transitional net investment result	169	(69)	(259)	–	62	(97)
Global WAM	–	–	–	461	–	461
Manulife Bank	–	72	–	–	–	72
Other	(39)	(27)	(15)	–	(167)	(248)
Transitional net income (loss) before income taxes	615	277	(148)	461	(56)	1,149
Transitional income tax (expense) recovery	(122)	(135)	42	(60)	377	102
Transitional net income (loss)	493	142	(106)	401	321	1,251
Less: Transitional net income (loss) attributed to NCI	(34)	–	–	–	(1)	(35)
Less: Transitional net income (loss) attributed to participating policyholders	34	(22)	–	–	–	12
Transitional net income (loss) attributed to shareholders (post-tax)	$493	$120	$(106)	$401	$320	$1,228

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$485	$301	$126	$–	$49	$961
Less: Insurance service result attributed to:
Items excluded from core earnings	69	1	10	–	(1)	79
NCI	18	–	–	–	–	18
Participating policyholders	15	84	–	–	–	99
Core net insurance result	383	216	116	–	50	765
Core net insurance result, CER adjustment(1)	2	–	(2)	–	–	–
Core net insurance result, CER basis	$385	$216	$114	$–	$50	$765
Transitional net investment result reconciliation
Total investment result per financial statements	$(45)	$(60)	$(179)	$(149)	$157	$(276)
IFRS 9 transitional impacts	214	312	(80)	–	7	453
Total including transitional impacts	169	252	(259)	(149)	164	177
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(324)	–	149	–	(175)
Less: Consolidation adjustments(2)	–	–	–	–	(102)	(102)
Less: Other	–	3	–	–	–	3
Transitional net investment result	169	(69)	(259)	–	62	(97)
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(54)	(189)	(662)	–	(75)	(980)
NCI	31	–	–	–	–	31
Participating policyholders	(15)	(2)	–	–	–	(17)
Core net investment result	207	122	403	–	137	869
Core net investment result, CER adjustment(1)	1	–	(4)	–	–	(3)
Core net investment result, CER basis	$208	$122	$399	$–	$137	$866
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$72	$–	$461	$–	$533
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	140	–	145
Core earnings in Manulife Bank and Global WAM	–	67	–	321	–	388
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(2)	–	(2)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$67	$–	$319	$–	$386

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	61

Drivers of Earnings (“DOE”) – 4Q22 (continued)

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$15	$67	$17	$1,646	$(74)	$1,671
General expenses per financial statements	(42)	(135)	(29)	(715)	(81)	(1,002)
Commission related to non-insurance contracts	(3)	(14)	2	(316)	11	(320)
Interest expense per financial statements	(8)	(196)	(4)	(5)	(124)	(337)
Total financial statements values included in Other	(38)	(278)	(14)	610	(268)	12
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	252	–	(610)	–	(358)
Less: Consolidation adjustments(1)	–	–	–	–	101	101
Other	(1)	(1)	(1)	–	–	(3)
Other	(39)	(27)	(15)	–	(167)	(248)
Less: Other attributed to:
Items excluded from core earnings	–	–	–	–	22	22
NCI	–	–	–	–	–	–
Participating policyholders	(7)	(1)	–	–	–	(8)
Add: Par earnings transfer to shareholders	20	(2)	–	–	–	18
Core Other	(12)	(28)	(15)	–	(189)	(244)
Core Other, CER adjustment(2)	(2)	–	–	–	1	(1)
Core Other, CER basis	$(14)	$(28)	$(15)	$–	$(188)	$(245)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(102)	$(14)	$23	$(60)	$379	$226
IFRS 9 transitional impacts	(20)	(121)	19	–	(2)	(124)
Transitional income tax recovery (expense)	(122)	(135)	42	(60)	377	102
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	(18)	6	138	(13)	306	419
NCI	(13)	–	–	–	–	(13)
Participating policyholders	(9)	(60)	–	–	–	(69)
Core income tax recovery (expense)	(82)	(81)	(96)	(47)	71	(235)
Core income tax recovery (expense), CER adjustment(2)	2	(1)	2	(1)	–	2
Core income tax recovery (expense), CER basis	$(80)	$(82)	$(94)	$(48)	$71	$(233)
Net income (loss) attributed to NCI	$32	$–	$–	$–	$1	$33
IFRS 9 transitional impacts	2	–	–	–	–	2
Transitional net income (loss) to NCI	$34	$–	$–	$–	$1	$35
Net income (loss) attributed to participating policyholders	$(47)	$22	$–	$–	$–	$(25)
IFRS 9 transitional impacts	13	–	–	–	–	13
Transitional net income (loss) to participating policyholders	$(34)	$22	$–	$–	$–	$(12)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$488	$301	$125	$–	$48	$962
Net investment result	168	(69)	(256)	–	62	(95)
Global WAM	–	–	–	457	–	457
Manulife Bank	–	73	–	–	–	73
Other	(33)	(28)	(16)	–	(188)	(265)
Transitional net income (loss) before income taxes, CER basis	$623	$277	$(147)	$457	$(78)	$1,132

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	62

Drivers of Earnings (“DOE”) – 3Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$296	$319	$40	$–	$(206)	$449
Transitional net investment result	(99)	260	334	–	(125)	370
Global WAM	–	–	–	324	–	324
Manulife Bank	–	66	–	–	–	66
Other	(47)	(23)	(16)	–	(197)	(283)
Transitional net income (loss) before income taxes	150	622	358	324	(528)	926
Transitional income tax (expense) recovery	(20)	(151)	(44)	(37)	47	(205)
Transitional net income (loss)	130	471	314	287	(481)	721
Less: Transitional net income (loss) attributed to NCI	(33)	–	–	–	–	(33)
Less: Transitional net income (loss) attributed to participating policyholders	79	10	–	–	–	89
Transitional net income (loss) attributed to shareholders (post-tax)	$176	$481	$314	$287	$(481)	$777

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result—financial statements	$296	$319	$40	$–	$(206)	$449
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	28	(12)	–	–	3
NCI	20	–	–	–	–	20
Participating policyholders	(56)	–	–	–	–	(56)
Core net insurance result	345	291	52	–	(206)	482
Core net insurance result, CER adjustment(1)	10	–	1	–	(5)	6
Core net insurance result, CER basis	$355	$291	$53	$–	$(211)	$488
Transitional net investment result reconciliation
Total investment result per financial statements	$17	$968	$(631)	$(292)	$(19)	$43
IFRS 9 transitional impacts	(116)	(406)	965	–	(1)	442
Total including transitional impacts	(99)	562	334	(292)	(20)	485
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(299)	–	292	–	(7)
Less: Consolidation adjustments(2)	–	–	–	–	(105)	(105)
Less: Other	–	(3)	–	–	–	(3)
Transitional net investment result	(99)	260	334	–	(125)	370
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(262)	131	(135)	–	(200)	(466)
NCI	15	–	–	–	–	15
Participating policyholders	(5)	(16)	–	–	–	(21)
Core net investment result	153	145	469	–	75	842
Core net investment result, CER adjustment(1)	6	–	14	–	–	20
Core net investment result, CER basis	$159	$145	$483	$–	$75	$862
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$66	$–	$324	$–	$390
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(4)	–	(81)	–	(85)
Core earnings in Manulife Bank and Global WAM	–	70	–	405	–	475
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	7	–	7
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$70	$–	$412	$–	$482

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	63

Drivers of Earnings (“DOE”) – 3Q22 (continued)

	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$47	$62	$51	$1,555	$(168)	$1,547
General expenses per financial statements	(89)	(126)	(65)	(618)	(16)	(914)
Commission related to non-insurance contracts	(4)	(12)	1	(319)	2	(332)
Interest expense per financial statements	(1)	(182)	(3)	(2)	(121)	(309)
Total financial statements values included in Other	(47)	(258)	(16)	616	(303)	(8)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	233	–	(616)	–	(383)
Less: Consolidation adjustments(1)	–	–	–	–	106	106
Other	–	2	–	–	–	2
Other	(47)	(23)	(16)	–	(197)	(283)
Less: Other attributed to:
Items excluded from core earnings	16	–	(15)	–	(85)	(84)
NCI	1	–	–	–	–	1
Participating policyholders	2	–	–	–	–	2
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(57)	(21)	(1)	–	(112)	(191)
Core Other, CER adjustment(2)	(1)	–	–	–	–	(1)
Core Other, CER basis	$(58)	$(21)	$(1)	$–	$(112)	$(192)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(43)	$(186)	$160	$(37)	$46	$(60)
IFRS 9 transitional impacts	23	35	(204)	–	1	(145)
Transitional income tax recovery (expense)	(20)	(151)	(44)	(37)	47	(205)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	47	(65)	39	14	34	69
NCI	(3)	–	–	–	–	(3)
Participating policyholders	(10)	8	–	–	–	(2)
Core income tax recovery (expense)	(54)	(94)	(83)	(51)	13	(269)
Core income tax recovery (expense), CER adjustment(2)	(2)	–	(3)	–	–	(5)
Core income tax recovery (expense), CER basis	$(56)	$(94)	$(86)	$(51)	$13	$(274)
Net income (loss) attributed to NCI	$34	$–	$–	$–	$–	$34
IFRS 9 transitional impacts	(1)	–	–	–	–	(1)
Transitional net income (loss) to NCI	$33	$–	$–	$–	$–	$33
Net income (loss) attributed to participating policyholders	$(91)	$(10)	$–	$–	$–	$(101)
IFRS 9 transitional impacts	12	–	–	–	–	12
Transitional net income (loss) to participating policyholders	$(79)	$(10)	$–	$–	$–	$(89)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$301	$319	$41	$–	$(211)	$450
Net investment result	(98)	260	343	–	(125)	380
Global WAM	–	–	–	332	–	332
Manulife Bank	–	66	–	–	–	66
Other	(67)	(22)	(1)	–	(112)	(202)
Transitional net income (loss) before income taxes, CER basis	$136	$623	$383	$332	$(448)	$1,026

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	64

Drivers of Earnings (“DOE”) – 2Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$360	$293	$370	$–	$12	$1,035
Transitional net investment result	(492)	67	83	–	(159)	(501)
Global WAM	–	–	–	170	–	170
Manulife Bank	–	33	–	–	–	33
Other	(61)	(20)	(13)	–	(244)	(338)
Transitional net income (loss) before income taxes	(193)	373	440	170	(391)	399
Transitional income tax (expense) recovery	(52)	(87)	(85)	(20)	10	(234)
Transitional net income (loss)	(245)	286	355	150	(381)	165
Less: Transitional net income (loss) attributed to NCI	(46)	–	–	–	–	(46)
Less: Transitional net income (loss) attributed to participating policyholders	64	(15)	–	–	–	49
Transitional net income (loss) attributed to shareholders (post-tax)	$(227)	$271	$355	$150	$(381)	$168

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$360	$293	$370	$–	$12	$1,035
Less: Insurance service result attributed to:
Items excluded from core earnings	(61)	(1)	184	–	(1)	121
NCI	24	–	–	–	–	24
Participating policyholders	(26)	21	–	–	–	(5)
Core net insurance result	423	273	186	–	13	895
Core net insurance result, CER adjustment(1)	15	–	11	–	–	26
Core net insurance result, CER basis	$438	$273	$197	$–	$13	$921
Transitional net investment result reconciliation
Total investment result per financial statements	$(249)	$(1,026)	$(1,918)	$(439)	$(65)	$(3,697)
IFRS 9 transitional impacts	(243)	1,296	2,001	–	–	3,054
Total including transitional impacts	(492)	270	83	(439)	(65)	(643)
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(197)	–	439	–	242
Less: Consolidation adjustments(2)	–	–	–	–	(94)	(94)
Less: Other	–	(6)	–	–	–	(6)
Transitional net investment result	(492)	67	83	–	(159)	(501)
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(629)	(78)	(271)	–	(213)	(1,191)
NCI	20	–	–	–	–	20
Participating policyholders	(33)	(2)	–	–	–	(35)
Core net investment result	150	147	354	–	54	705
Core net investment result, CER adjustment(1)	5	–	18	–	–	23
Core net investment result, CER basis	$155	$147	$372	$–	$54	$728
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$33	$–	$170	$–	$203
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(18)	–	(217)	–	(235)
Core earnings in Manulife Bank and Global WAM	–	51	–	387	–	438
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	14	–	14
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$51	$–	$401	$–	$452

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	65

Drivers of Earnings (“DOE”) – 2Q22 (continued)

	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$30	$67	$16	$1,552	$(219)	$1,446
General expenses per financial statements	(85)	(131)	(25)	(619)	(24)	(884)
Commission related to non-insurance contracts	(4)	(14)	(1)	(324)	20	(323)
Interest expense per financial statements	(2)	(112)	(4)	–	(115)	(233)
Total financial statements values included in Other	(61)	(190)	(14)	609	(338)	6
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	164	–	(609)	–	(445)
Less: Consolidation adjustments(1)	–	–	–	–	94	94
Other	–	6	1	–	–	7
Other	(61)	(20)	(13)	–	(244)	(338)
Less: Other attributed to:
Items excluded from core earnings	(3)	–	(2)	–	(120)	(125)
NCI	6	–	–	–	–	6
Participating policyholders	2	–	–	–	–	2
Add: Par earnings transfer to shareholders	7	3	–	–	–	10
Core Other	(59)	(17)	(11)	–	(124)	(211)
Core Other, CER adjustment(2)	(1)	–	(2)	–	–	(3)
Core Other, CER basis	$(60)	$(17)	$(13)	$–	$(124)	$(214)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(100)	$327	$336	$(20)	$10	$553
IFRS 9 transitional impacts	48	(414)	(421)	–	–	(787)
Transitional income tax recovery (expense)	(52)	(87)	(85)	(20)	10	(234)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	15	3	16	40	(2)	72
NCI	(4)	–	–	–	–	(4)
Participating policyholders	1	(2)	–	–	–	(1)
Core income tax recovery (expense)	(64)	(88)	(101)	(60)	12	(301)
Core income tax recovery (expense), CER adjustment(2)	(1)	–	(5)	(2)	–	(8)
Core income tax recovery (expense), CER basis	$(65)	$(88)	$(106)	$(62)	$12	$(309)
Net income (loss) attributed to NCI	$52	$–	$–	$–	$–	$52
IFRS 9 transitional impacts	(6)	–	–	–	–	(6)
Transitional net income (loss) to NCI	$46	$–	$–	$–	$–	$46
Net income (loss) attributed to participating policyholders	$(51)	$15	$–	$–	$–	$(36)
IFRS 9 transitional impacts	(13)	–	–	–	–	(13)
Transitional net income (loss) to participating policyholders	$(64)	$15	$–	$–	$–	$(49)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$370	$292	$390	$–	$13	$1,065
Net investment result	(501)	68	87	–	(159)	(505)
Global WAM	–	–	–	183	–	183
Manulife Bank	–	32	–	–	–	32
Other	(68)	(19)	(13)	–	(124)	(224)
Transitional net income (loss) before income taxes, CER basis	$(199)	$373	$464	$183	$(270)	$551

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	66

Drivers of Earnings (“DOE”) – YTD 2023

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$830	$521	$304	$–	$81	$1,736
Net investment result	189	129	206	–	595	1,119
Global WAM	–	–	–	707	–	707
Manulife Bank	–	124	–	–	–	124
Other	(61)	(39)	(71)	–	(360)	(531)
Net income (loss) before income taxes	958	735	439	707	316	3,155
Income tax (expense) recovery	(196)	(163)	(70)	(92)	(53)	(574)
Net income (loss)	762	572	369	615	263	2,581
Less: Net income (loss) attributed to NCI	(79)	–	–	(1)	–	(80)
Less: Net income (loss) attributed to participating policyholders	(34)	(36)	–	–	–	(70)
Net income (loss) attributed to shareholders (post-tax)	$649	$536	$369	$614	$263	$2,431

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$830	$521	$304	$–	$81	$1,736
Less: Insurance service result attributed to:
Items excluded from core earnings	(18)	(4)	(25)	–	–	(47)
NCI	53	–	–	–	–	53
Participating policyholders	71	47	–	–	–	118
Core net insurance result	724	478	329	–	81	1,612
Core net insurance result, CER adjustment(1)	(5)	–	(1)	–	–	(6)
Core net insurance result, CER basis	$719	$478	$328	$–	$81	$1,606
Total investment result reconciliation
Total investment result per financial statements	$189	$817	$206	$(504)	$859	$1,567
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(688)	–	504	–	(184)
Less: Consolidation adjustments(2)	–	–	–	–	(264)	(264)
Less: Other	–	–	–	–	–	–
Net investment result	189	129	206	–	595	1,119
Less: Net investment result attributed to:
Items excluded from core earnings	(284)	(224)	(519)	–	264	(763)
NCI	38	–	–	–	–	38
Participating policyholders	(4)	14	–	–	–	10
Core net investment result	439	339	725	–	331	1,834
Core net investment result, CER adjustment(1)	(4)	–	(2)	–	–	(6)
Core net investment result, CER basis	$435	$339	$723	$–	$331	$1,828
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$124	$–	$707	$–	$831
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	10	–	15
Core earnings in Manulife Bank and Global WAM	–	119	–	697	–	816
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(1)	–	(1)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$119	$–	$696	$–	$815

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	67

Drivers of Earnings (“DOE”) – YTD 2023 (continued)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$57	$144	$40	$3,312	$(171)	$3,382
General expenses per financial statements	(109)	(250)	(99)	(1,435)	(216)	(2,109)
Commission related to non-insurance contracts	(4)	(29)	(4)	(658)	21	(674)
Interest expense per financial statements	(5)	(468)	(8)	(10)	(257)	(748)
Total financial statements values included in Other	(61)	(603)	(71)	1,209	(623)	(149)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	564	–	(1,209)	–	(645)
Less: Consolidation adjustments(1)	–	–	–	–	263	263
Other	–	–	–	–	–	–
Other	(61)	(39)	(71)	–	(360)	(531)
Less: Other attributed to:
Items excluded from core earnings	14	(2)	(56)	–	55	11
NCI	4	–	–	–	–	4
Participating policyholders	(1)	(6)	–	–	–	(7)
Add: Par earnings transfer to shareholders	18	4	–	–	–	22
Core Other	(60)	(27)	(15)	–	(415)	(517)
Core Other, CER adjustment(2)	1	–	–	–	–	1
Core Other, CER basis	$(59)	$(27)	$(15)	$–	$(415)	$(516)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(196)	$(163)	$(70)	$(92)	$(53)	$(574)
Less: Income tax recovery (expense) attributed to:
Items excluded from core earnings	(25)	34	126	(2)	(85)	48
NCI	(16)	–	–	–	–	(16)
Participating policyholders	(14)	(15)	–	–	–	(29)
Core income tax recovery (expense)	(141)	(182)	(196)	(90)	32	(577)
Core income tax recovery (expense), CER adjustment(2)	1	–	1	–	–	2
Core income tax recovery (expense), CER basis	$(140)	$(182)	$(195)	$(90)	$32	$(575)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$826	$521	$303	$–	$81	$1,731
Net investment result	185	129	205	–	595	1,114
Global WAM	–	–	–	705	–	705
Manulife Bank	–	124	–	–	–	124
Other	(48)	(35)	(19)	–	(397)	(499)
Net income (loss) before income taxes, CER basis	$963	$739	$489	$705	$279	$3,175

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	68

Drivers of Earnings (“DOE”) – YTD 2022

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$773	$570	$367	$–	$40	$1,750
Transitional net investment result	(554)	189	1,197	–	(329)	503
Global WAM	–	–	–	506	–	506
Manulife Bank	–	77	–	–	–	77
Other	(189)	(35)	(21)	–	(483)	(728)
Transitional net income (loss) before income taxes	30	801	1,543	506	(772)	2,108
Transitional income tax (expense) recovery	(95)	(172)	(303)	(73)	17	(626)
Transitional net income (loss)	(65)	629	1,240	433	(755)	1,482
Less: Transitional net income (loss) attributed to NCI	(47)	–	–	–	–	(47)
Less: Transitional net income (loss) attributed to participating policyholders	90	(32)	–	–	–	58
Transitional net income (loss) attributed to shareholders (post-tax)	$(22)	$597	$1,240	$433	$(755)	$1,493

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$773	$570	$367	$–	$40	$1,750
Less: Insurance service result attributed to:
Items excluded from core earnings	(90)	(1)	181	–	(1)	89
NCI	32	–	–	–	–	32
Participating policyholders	(32)	48	–	–	–	16
Core net insurance result	863	523	186	–	41	1,613
Core net insurance result, CER adjustment(1)	26	–	10	–	3	39
Core net insurance result, CER basis	$889	$523	$196	$–	$44	$1,652
Transitional net investment result reconciliation
Total investment result per financial statements	$(342)	$(2,208)	$(2,683)	$(759)	$(144)	$(6,136)
IFRS 9 transitional impacts	(212)	2,761	3,880	–	(2)	6,427
Total including transitional impacts	(554)	553	1,197	(759)	(146)	291
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(354)	–	759	–	405
Less: Consolidation adjustments(2)	–	–	–	–	(183)	(183)
Less: Other	–	(10)	–	–	–	(10)
Transitional net investment result	(554)	189	1,197	–	(329)	503
Less: Transitional net investment result attributed to:						–
Items excluded from core earnings	(842)	(73)	481	–	(442)	(876)
NCI	5	–	–	–	–	5
Participating policyholders	(34)	(13)	–	–	–	(47)
Core net investment result	317	275	716	–	113	1,421
Core net investment result, CER adjustment(1)	5	–	40	–	–	45
Core net investment result, CER basis	$322	$275	$756	$–	$113	$1,466
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$77	$–	$506	$–	$583
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(16)	–	(289)	–	(305)
Core earnings in Manulife Bank and Global WAM	–	93	–	795	–	888
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	28	–	28
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$93	$–	$823	$–	$916

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	69

Drivers of Earnings (“DOE”) - YTD 2022 (continued)

	YTD 2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$(6)	$133	$33	$3,190	$(382)	$2,968
General expenses per financial statements	(172)	(257)	(46)	(1,250)	(90)	(1,815)
Commission related to non-insurance contracts	(8)	(29)	1	(675)	30	(681)
Interest expense per financial statements	(3)	(170)	(9)	–	(223)	(405)
Total financial statements values included in Other	(189)	(323)	(21)	1,265	(665)	67
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	277	–	(1,265)	–	(988)
Less: Consolidation adjustments(1)	–	–	–	–	182	182
Other	–	11	–	–	–	11
Other	(189)	(35)	(21)	–	(483)	(728)
Less: Other attributed to:
Items excluded from core earnings	(45)	–	(2)	–	(195)	(242)
NCI	6	–	–	–	–	6
Participating policyholders	(9)	–	–	–	–	(9)
Add: Par earnings transfer to shareholders	17	4	–	–	–	21
Core Other	(124)	(31)	(19)	–	(288)	(462)
Core Other, CER adjustment(2)	(1)	–	(1)	–	(1)	(3)
Core Other, CER basis	$(125)	$(31)	$(20)	$–	$(289)	$(465)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(173)	$710	$512	$(73)	$17	$993
IFRS 9 transitional impacts	78	(882)	(815)	–	–	(1,619)
Transitional income tax recovery (expense)	(95)	(172)	(303)	(73)	17	(626)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	25	(12)	(141)	51	(15)	(92)
NCI	4	–	–	–	–	4
Participating policyholders	3	–	–	–	–	3
Core income tax recovery (expense)	(127)	(160)	(162)	(124)	32	(541)
Core income tax recovery (expense), CER adjustment(2)	(3)	–	(9)	(3)	–	(15)
Core income tax recovery (expense), CER basis	$(130)	$(160)	$(171)	$(127)	$32	$(556)
Net income (loss) attributed to NCI	$54	$–	$–	$–	$–	$54
IFRS 9 transitional impacts	(7)	–	–	–	–	(7)
Transitional net income (loss) to NCI	$47	$–	$–	$–	$–	$47
Net income (loss) attributed to participating policyholders	$(73)	$32	$–	$–	$–	$(41)
IFRS 9 transitional impacts	(17)	–	–	–	–	(17)
Transitional net income (loss) to participating policyholders	$(90)	$32	$–	$–	$–	$(58)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$791	$569	$387	$–	$43	$1,790
Net investment result	(555)	190	1,268	–	(328)	575
Global WAM	–	–	–	534	–	534
Manulife Bank	–	76	–	–	–	76
Other	(143)	(34)	(21)	–	(289)	(487)
Transitional net income (loss) before income taxes, CER basis	$93	$801	$1,634	$534	$(574)	$2,488

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	70

Drivers of Earnings (“DOE”) – 2022

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$1,554	$1,190	$533	$–	$(117)	$3,160
Transitional net investment result	(484)	380	1,272	–	(392)	776
Global WAM	–	–	–	1,291	–	1,291
Manulife Bank	–	215	–	–	–	215
Other	(275)	(85)	(52)	–	(847)	(1,259)
Transitional net income (loss) before income taxes	795	1,700	1,753	1,291	(1,356)	4,183
Transitional income tax (expense) recovery	(237)	(458)	(305)	(170)	441	(729)
Transitional net income (loss)	558	1,242	1,448	1,121	(915)	3,454
Less: Transitional net income (loss) attributed to NCI	(114)	–	–	–	(1)	(115)
Less: Transitional net income (loss) attributed to participating policyholders	203	(44)	–	–	–	159
Transitional net income (loss) attributed to shareholders (post-tax)	$647	$1,198	$1,448	$1,121	$(916)	$3,498

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,554	$1,190	$533	$–	$(117)	$3,160
Less: Insurance service result attributed to:
Items excluded from core earnings	(34)	28	179	–	(2)	171
NCI	70	–	–	–	–	70
Participating policyholders	(73)	132	–	–	–	59
Core net insurance result	$1,591	$1,030	$354	$–	$(115)	$2,860
Core net insurance result, CER adjustment(1)	38	–	10	–	(4)	44
Core net insurance result, CER basis	$1,629	$1,030	$364	$–	$(119)	$2,904
Transitional net investment result reconciliation
Total investment result per financial statements	$(370)	$(1,300)	$(3,493)	$(1,200)	$(6)	$(6,369)
IFRS 9 transitional impacts	(114)	2,667	4,765	–	4	7,322
Total including transitional impacts	(484)	1,367	1,272	(1,200)	(2)	953
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(977)	–	1,200	–	223
Less: Consolidation adjustments(2)	–	–	–	–	(390)	(390)
Less: Other	–	(10)	–	–	–	(10)
Transitional net investment result	$(484)	$380	$1,272	$–	$(392)	$776
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(1,158)	(131)	(316)	–	(717)	(2,322)
NCI	51	–	–	–	–	51
Participating policyholders	(54)	(31)	–	–	–	(85)
Core net investment result	677	542	1,588	–	325	3,132
Core net investment result, CER adjustment(1)	13	–	50	–	(1)	62
Core net investment result, CER basis	$690	$542	$1,638	$–	$324	$3,194
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$215	$–	$1,291	$–	$1,506
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(15)	–	(230)	–	(245)
Core earnings in Manulife Bank and Global WAM	$–	$230	$–	$1,521	$–	$1,751
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	34	–	34
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$230	$–	$1,555	$–	$1,785

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – Second Quarter 2023	71

Drivers of Earnings (“DOE”) – 2022 (continued)

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$56	$262	$101	$6,391	$(624)	$6,186
General expenses per financial statements	(303)	(518)	(140)	(2,583)	(187)	(3,731)
Commission related to non-insurance contracts	(15)	(55)	4	(1,310)	43	(1,333)
Interest expense per financial statements	(12)	(548)	(16)	(7)	(468)	(1,051)
Total financial statements values included in Other	(274)	(859)	(51)	2,491	(1,236)	71
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	762	–	(2,491)	–	(1,729)
Less: Consolidation adjustments(1)	–	–	–	–	389	389
Other	(1)	12	(1)	–	–	10
Other	(275)	(85)	(52)	–	(847)	(1,259)
Less: Other attributed to:
Items excluded from core earnings	(29)	–	(17)	–	(258)	(304)
NCI	7	–	–	–	–	7
Participating policyholders	(14)	(1)	–	–	–	(15)
Add: Par earnings transfer to shareholders	46	4	–	–	–	50
Core Other	(193)	(80)	(35)	–	(589)	(897)
Core Other, CER adjustment(2)	(4)	–	(2)	–	1	(5)
Core Other, CER basis	$(197)	$(80)	$(37)	$–	$(588)	$(902)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(318)	$510	$695	$(170)	$442	$1,159
IFRS 9 transitional impacts	81	(968)	(1,000)	–	(1)	(1,888)
Transitional income tax recovery (expense)	(237)	(458)	(305)	(170)	441	(729)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	54	(71)	36	52	325	396
NCI	(12)	–	–	–	–	(12)
Participating policyholders	(16)	(52)	–	–	–	(68)
Core income tax recovery (expense)	(263)	(335)	(341)	(222)	116	(1,045)
Core income tax recovery (expense), CER adjustment(2)	(4)	–	(10)	(4)	–	(18)
Core income tax recovery (expense), CER basis	$(267)	$(335)	$(351)	$(226)	$116	$(1,063)
Net income (loss) attributed to NCI	$120	$–	$–	$–	$1	$121
IFRS 9 transitional impacts	(6)	–	–	–	–	(6)
Transitional net income (loss) to NCI	$114	$–	$–	$–	$1	$115
Net income (loss) attributed to participating policyholders	$(211)	$44	$–	$–	$–	$(167)
IFRS 9 transitional impacts	8	–	–	–	–	8
Transitional net income (loss) to participating policyholders	$(203)	$44	$–	$–	$–	$(159)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$1,580	$1,189	$553	$–	$(120)	$3,202
Net investment result	(485)	381	1,355	–	(391)	860
Global WAM	–	–	–	1,323	–	1,323
Manulife Bank	–	215	–	–	–	215
Other	(243)	(84)	(38)	–	(589)	(954)
Transitional net income (loss) before income taxes, CER basis	$852	$1,701	$1,870	$1,323	$(1,100)	$4,646

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	72

The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of our insurance and reinsurance contract liabilities on our Statement of Financial Position. Organic and inorganic changes in CSM include amounts attributable to participating shareholders and non-controlling interests. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.

Changes in CSM that are classified as organic include the following impacts:

•

Impact of new business is the impact on CSM from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact on CSM from entering into new in-force reinsurance contracts which would generally be considered a management action.

•	Expected movement related to finance income or expenses includes interest accreted on the CSM during the period and the expected change in the CSM on VFA contracts if returns are as expected.

•	CSM recognized for service provided is the portion of the CSM that is recognized in net income for service provided in the period.

•

Insurance experience gains (losses) and other is primarily the change in the CSM balance from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.

Changes in CSM that are classified as inorganic include:

•	Changes in actuarial methods and assumptions that adjust the CSM;

•	Effect of movement in exchange rates over the reporting period;

•	Impact of markets; and

•

Reinsurance transactions, tax-related and other items that reflects the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantially enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.

Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM excluding non-controlling interests adjusted for the marginal income tax rate in the jurisdictions that report this balance.

New Business CSM is the impact of new business defined above, excluding CSM attributable to non-controlling interests. New business CSM growth is the percentage change in the New Business CSM net of NCI compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Second Quarter 2023	73

CSM and post-tax CSM information

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at ($ millions)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022
CSM	$18,103	$18,200	$17,977	$17,798	$17,452
Less: CSM for NCI	(680)	(733)	(694)	(712)	(741)
CSM, net of NCI	$17,423	$17,467	$17,283	$17,086	$16,711
CER adjustment(1)	304	(189)	(156)	(139)	507
CSM, net of NCI, CER basis	$17,727	$17,278	$17,127	$16,947	$17,218
CSM by segment
Asia	$9,630	$9,678	$9,420	$9,309	$9,025
Asia NCI	680	733	694	712	741
Canada	3,656	3,659	3,675	3,558	3,626
U.S.	4,106	4,080	4,136	4,185	4,026
Corporate and Other	31	50	52	34	34
CSM	$18,103	$18,200	$17,977	$17,798	$17,452
CSM, CER adjustment(1)
Asia	$244	$(158)	$(119)	$(44)	$342
Asia NCI	32	(22)	(13)	(8)	(3)
Canada	(1)	–	–	–	–
U.S.	61	(31)	(36)	(94)	166
Corporate and Other	–	–	–	–	–
Total	$336	$(211)	$(168)	$(146)	$505
CSM, CER basis
Asia	$9,874	$9,520	$9,301	$9,265	$9,367
Asia NCI	712	711	681	704	738
Canada	3,655	3,659	3,675	3,558	3,626
U.S.	4,167	4,049	4,100	4,091	4,192
Corporate and Other	31	50	52	34	34
Total CSM, CER basis	$18,439	$17,989	$17,809	$17,652	$17,957
Post-tax CSM
CSM	$18,103	$18,200	$17,977	$17,798	$17,452
Marginal tax rate on CSM	(2,645)	(2,724)	(2,726)	(2,632)	(2,595)
Post-tax CSM	$15,458	$15,476	$15,251	$15,166	$14,857
CSM, net of NCI	$17,423	$17,467	$17,283	$17,086	$16,711
Marginal tax rate on CSM net of NCI	(2,546)	(2,617)	(2,624)	(2,526)	(2,487)
Post-tax CSM net of NCI	$14,877	$14,850	$14,659	$14,560	$14,224

(1)	The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 2Q23.

Manulife Financial Corporation – Second Quarter 2023	74

New business CSM detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
New business CSM, net of NCI
Hong Kong	$191	$119	$110	$127	$94	$310	$200	$437
Japan	19	36	28	37	38	55	75	140
Asia Other	222	146	186	176	196	368	370	732
International High Net Worth								197
Mainland China								12
Singapore								189
Vietnam								305
Other Emerging Markets								29
Asia	432	301	324	340	328	733	645	1,309
Canada	57	46	47	44	47	103	108	199
U.S.	103	95	71	86	118	198	230	387
Total new business CSM net of NCI	592	442	442	470	493	1,034	983	1,895
Asia NCI	38	19	–	2	1	57	18	20
Total impact of new insurance business in CSM	$630	$461	$442	$472	$494	$1,091	$1,001	$1,915
New business CSM, net of NCI, CER adjustment(1)
Hong Kong	$–	$(1)	$(1)	$3	$5	$(1)	$12	$14
Japan	–	(1)	1	2	(1)	(1)	(4)	(3)
Asia Other	–	(2)	2	7	11	(2)	15	25
International High Net Worth								5
Mainland China								–
Singapore								12
Vietnam								8
Other Emerging Markets								–
Asia	–	(4)	2	12	15	(4)	23	36
Canada	–	–	–	–	(1)	–	–	–
U.S.	–	–	(1)	3	6	–	13	15
Total new business CSM net of NCI	–	(4)	1	15	20	(4)	36	51
Asia NCI	–	(1)	(1)	(1)	1	(1)	(1)	(1)
Total impact of new insurance business in CSM	$–	$(5)	$–	$14	$21	$(5)	$35	$50
New business CSM net of NCI, CER basis
Hong Kong	$191	$118	$109	$130	$99	$309	$212	$451
Japan	19	35	29	39	37	54	71	137
Asia Other	222	144	188	183	207	366	385	757
International High Net Worth								202
Mainland China								12
Singapore								201
Vietnam								313
Other Emerging Markets								29
Asia	432	297	326	352	343	729	668	1,345
Canada	57	46	47	44	46	103	108	199
U.S.	103	95	70	89	124	198	243	402
Total new business CSM net of NCI, CER basis	592	438	443	485	513	1,030	1,019	1,946
Asia NCI, CER basis	38	18	(1)	1	2	56	17	19
Total impact of new insurance business in CSM, CER basis	$630	$456	$442	$486	$515	$1,086	$1,036	$1,965

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.

Manulife Financial Corporation – Second Quarter 2023	75

The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the second quarter of 2023.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.

Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

General expenses, CER basis

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
General expenses	$1,022	$1,086	$1,002	$914	$884	$2,108	$1,815	$3,731
CER adjustment(1)	–	(5)	(4)	17	25	(5)	57	70
General expenses, CER basis	$1,022	$1,081	$998	$931	$909	$2,103	$1,872	$3,801

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.

Manulife Financial Corporation – Second Quarter 2023	76

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Net income (loss) attributed to shareholders:
Asia	$130	$519	$315	$280	$(51)	$649	$88	$683
Canada	227	309	(73)	853	(611)	536	(1,283)	(503)
U.S.	183	186	(44)	(447)	(1,226)	369	(1,825)	(2,316)
Global WAM	317	297	401	287	150	614	433	1,121
Corporate and Other	168	95	316	(482)	(381)	263	(752)	(918)
Total net income (loss) attributed to shareholders	1,025	1,406	915	491	(2,119)	2,431	(3,339)	(1,933)
Preferred share dividends and other equity distributions	(98)	(52)	(97)	(51)	(60)	(150)	(112)	(260)
Common shareholders’ net income (loss)	$927	$1,354	$818	$440	$(2,179)	$2,281	$(3,451)	$(2,193)
CER adjustment(1)
Asia	$–	$(4)	$5	$34	$40	$(4)	$137	$175
Canada	–	(1)	(2)	17	20	(1)	48	64
U.S.	–	(2)	(1)	(9)	(71)	(2)	(113)	(123)
Global WAM	–	(3)	(3)	5	2	(3)	8	11
Corporate and Other	–	(1)	(5)	(14)	(18)	(1)	(42)	(62)
Total net income (loss) attributed to shareholders	–	(11)	(6)	33	(27)	(11)	38	65
Preferred share dividends and other equity distributions	–	–	–	–	–	–	–	–
Common shareholders’ net income (loss)	$–	$(11)	$(6)	$33	$(27)	$(11)	$38	$65
Net income (loss) attributed to shareholders, CER basis
Asia	$130	$515	$320	$314	$(11)	$645	$225	$858
Canada	227	308	(75)	870	(591)	535	(1,235)	(439)
U.S.	183	184	(45)	(456)	(1,297)	367	(1,938)	(2,439)
Global WAM	317	294	398	292	152	611	441	1,132
Corporate and Other	168	94	311	(496)	(399)	262	(794)	(980)
Total net income (loss) attributed to shareholders, CER basis	1,025	1,395	909	524	(2,146)	2,420	(3,301)	(1,868)
Preferred share dividends and other equity distributions, CER basis	(98)	(52)	(97)	(51)	(60)	(150)	(112)	(260)
Common shareholders’ net income (loss), CER basis	$927	$1,343	$812	$473	$(2,206)	$2,270	$(3,413)	$(2,128)
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$96	$384	$231	$216	$(41)	$480	$69	$516
CER adjustment, US $(1)	–	–	9	17	33	–	100	126
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$96	$384	$240	$233	$(8)	$480	$169	$642
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,025	$1,406	$915	$491	$(2,119)	$2,431	$(3,339)	$(1,933)
Tax on net income attributed to shareholders	242	287	(307)	59	(564)	529	(993)	(1,241)
Net income (loss) attributed to shareholders (pre-tax)	1,267	1,693	608	550	(2,683)	2,960	(4,332)	(3,174)
CER adjustment(1)	–	(12)	(6)	(1)	(66)	(12)	(77)	(84)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,267	$1,681	$602	$549	$(2,749)	$2,948	$(4,409)	$(3,258)

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Manulife Financial Corporation – Second Quarter 2023	77

Transitional net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results				YTD Results	Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022	2022
Transitional net income (loss) attributed to shareholders:
Asia	$493	$176	$(227)	$205	$(22)	$647
Canada	120	481	271	326	597	1,198
U.S.	(106)	314	355	885	1,240	1,448
Global WAM	401	287	150	283	433	1,121
Corporate and Other	320	(481)	(381)	(374)	(755)	(916)
Total transitional net income (loss) attributed to shareholders	1,228	777	168	1,325	1,493	3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(112)	(260)
Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$1,381	$3,238
CER adjustment(1)
Asia	$10	$16	$17	$52	$69	$95
Canada	(3)	12	6	10	16	25
U.S.	(1)	13	(3)	48	45	57
Global WAM	(2)	5	1	7	8	11
Corporate and Other	(4)	(16)	(17)	(25)	(42)	(62)
Total CER adjustment - transitional net income attributed to shareholders	–	30	4	92	96	126
Preferred share dividends and other equity distributions	–	–	–	–	–	–
Common shareholders’ transitional net income (loss)	$–	$30	$4	$92	$96	$126
Transitional net income (loss) attributed to shareholders, CER basis
Asia	$503	$192	$(210)	$257	$47	$742
Canada	117	493	277	336	613	1,223
U.S.	(107)	327	352	933	1,285	1,505
Global WAM	399	292	151	290	441	1,132
Corporate and Other	316	(497)	(398)	(399)	(797)	(978)
Total transitional net income (loss) attributed to shareholders, CER basis	1,228	807	172	1,417	1,589	3,624
Preferred share dividends and other equity distributions, CER basis	(97)	(51)	(60)	(52)	(112)	(260)
Common shareholders’ net income (loss), CER basis	$1,131	$756	$112	$1,365	$1,477	$3,364
Asia transitional net income attributed to shareholders, U.S. dollars
Asia transitional net income (loss) attributed to shareholders, US $(2)	$363	$134	$(177)	$161	$(16)	$481
CER adjustment, US $(1)	13	9	21	32	53	75
Asia transitional net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$376	$143	$(156)	$193	$37	$556
Transitional net income (loss) attributed to shareholders (pre-tax)
Transitional net income (loss) attributed to shareholders (post-tax)	$1,228	$777	$168	$1,325	$1,493	$3,498
Tax on transitional net income attributed to shareholders	(184)	200	230	403	633	649
Transitional net income (loss) attributed to shareholders (pre-tax)	1,044	977	398	1,728	2,126	4,147
CER adjustment(1)	(3)	23	39	99	138	158
Transitional net income (loss) attributed to shareholders (pre-tax), CER basis	$1,041	$1,000	$437	$1,827	$2,264	$4,305

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Asia transitional net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Manulife Financial Corporation – Second Quarter 2023	78

Transitional ROE measures profitability in 2022 using common shareholders’ transitional net income (loss) as a percentage of capital deployed to earn that income. The Company calculates transitional ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year. Transitional ROE is a temporary measure and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

	Quarterly Results				YTD Results	Full Year Results

($ millions, unless otherwise stated)	4Q22	3Q22	2Q22	1Q22	2022	2022
Total transitional net income (loss) attributed to shareholders	$1,228	$777	$168	$1,325	$1,493	$3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(112)	(260)
Common shareholders transitional net income (loss)	$1,131	$726	$108	$1,273	$1,381	$3,238
Annualized common shareholders transitional net income (loss)	$4,487	$2,876	$437	$5,163	$2,785	$3,238
Average common shareholders’ equity (see below)	$40,667	$40,260	$39,095	$38,881	$38,988	$39,726
Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	7.1%	8.2%

Transitional basic EPS and transitional diluted EPS is equal to transitional common shareholders’ net income divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. Transitional basic EPS and transitional diluted EPS, CER basis is equal to transitional common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. Each of these EPS measures are temporary and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – Second Quarter 2023	79

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	June 30, 2023						June 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,003	$–	$–	$–	$25,003	$–	$–
Derivative reclassification(1)	–	–	–	–	3,895	3,895	–	–
Invested assets excluding above items	135,208	83,026	132,133	5,464	18,699	374,530	102,166	99,855
Total	135,208	108,029	132,133	5,464	22,594	403,428	102,166	99,855
Segregated funds net assets
Segregated funds net assets - Institutional	–	–		3,564	–	3,564	–	–
Segregated funds net assets - Other(2)	24,052	35,993	67,303	235,113	(44)	362,417	18,182	50,862
Total	24,052	35,993	67,303	238,677	(44)	365,981	18,182	50,862
AUM per financial statements	159,260	144,022	199,436	244,141	22,550	769,409	120,348	150,717
Mutual funds	–	–	–	267,835	–	267,835	–	–
Institutional asset management(3)	–	–	–	112,491	–	112,491	–	–
Other funds	–	–	–	14,674	–	14,674	–	–
Total AUM	159,260	144,022	199,436	639,141	22,550	1,164,409	120,348	150,717
Assets under administration	–	–	–	180,430	–	180,430	–	–
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839	$120,348	$150,717
Total AUMA, US $(4)						$1,016,277
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839
CER adjustment(5)	–	–	–	–	–	–
Total AUMA, CER basis	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839
Global WAM Managed AUMA
Global WAM AUMA				$819,571
AUM managed by Global WAM for Manulife’s other segments				203,825
Total				$1,023,396

(1)	Corporate and Other consolidation adjustment related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.

(2)	Corporate and Other segregated funds net assets represents elimination of amounts held by the Company.

(3)	Institutional asset management excludes Institutional segregated funds net assets.

(4)	US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.

(5)	The impact of updating foreign exchange rates to that which was used in 2Q23.

Manulife Financial Corporation – Second Quarter 2023	80

	CAD $						US $(4)
	March 31, 2023						March 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,747	$–	$–	$–	$24,747	$–	$–
Derivative reclassification(1)	–	–	–	–	3,488	3,488	–	–
Invested assets excluding above items	138,029	82,733	136,454	5,565	21,460	384,241	102,014	100,827
Total	138,029	107,480	136,454	5,565	24,948	412,476	102,014	100,827
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	3,718	–	3,718	–	–
Segregated funds net assets - Other(2)	24,203	36,374	67,935	231,860	(46)	360,326	17,893	50,197
Total	24,203	36,374	67,935	235,578	(46)	364,044	17,893	50,197
AUM per financial statements	162,232	143,854	204,389	241,143	24,902	776,520	119,907	151,024
Mutual funds	–	–	–	267,767	–	267,767	–	–
Institutional asset management(3)	–	–	–	113,781	–	113,781	–	–
Other funds	–	–	–	14,302	–	14,302	–	–
Total AUM	162,232	143,854	204,389	636,993	24,902	1,172,370	119,907	151,024
Assets under administration	–	–	–	177,510	–	177,510	–	–
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880	$119,907	$151,024
Total AUMA, US $(4)						$997,399
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880
CER adjustment(5)	(6,697)	–	(4,550)	(15,583)	–	(26,830)
Total AUMA, CER basis	$155,535	$143,854	$199,839	$798,920	$24,902	$1,323,050
Global WAM Managed AUMA
Global WAM AUMA				$814,503
AUM managed by Global WAM for Manulife’s other segments				208,013
Total				$1,022,516

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2023 above.

Manulife Financial Corporation – Second Quarter 2023	81

	CAD $						US $(4)
	December 31, 2022						December 31, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,701	5,701	–	–
Invested assets excluding above items	132,808	82,150	133,635	5,752	15,317	369,662	98,007	98,628
Total	132,808	106,929	133,635	5,752	21,018	400,142	98,007	98,628
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	3,719	–	3,719	–	–
Segregated funds net assets - Other(2)	23,227	35,695	65,490	220,472	(40)	344,844	17,138	48,333
Total	23,227	35,695	65,490	224,191	(40)	348,563	17,138	48,333
AUM per financial statements	156,035	142,624	199,125	229,943	20,978	748,705	115,145	146,961
Mutual funds	–	–	–	258,273	–	258,273	–	–
Institutional asset management(3)	–	–	–	109,739	–	109,739	–	–
Other funds	–	–	–	13,617	–	13,617	–	–
Total AUM	156,035	142,624	199,125	611,572	20,978	1,130,334	115,145	146,961
Assets under administration	–	–	–	170,768	–	170,768	–	–
Total AUMA	$156,035	$142,624	$199,125	$782,340	$20,978	$1,301,102	$115,145	$146,961
Total AUMA, US $(4)						$960,259
Total AUMA	$156,035	$142,624	$199,125	$782,340	$20,978	$1,301,102
CER adjustment(5)	(6,392)	–	(4,675)	(15,342)	–	(26,409)
Total AUMA, CER basis	$149,643	$142,624	$194,450	$766,998	$20,978	$1,274,693
Global WAM Managed AUMA
Global WAM AUMA				$782,340
AUM managed by Global WAM for Manulife’s other segments				201,920
Total				$984,260

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2023 above.

Manulife Financial Corporation – Second Quarter 2023	82

	CAD $						US $(4)
	September 30, 2022						September 30, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,880	5,880	–	–
Invested assets excluding above items	127,624	81,682	133,567	5,586	17,465	365,924	92,876	97,206
Total	127,624	106,461	133,567	5,586	23,345	396,583	92,876	97,206
Segregated funds net assets
Segregated funds net assets - Institutional				4,118		4,118	–	–
Segregated funds net assets - Other(2)	22,033	34,773	63,996	210,351	(26)	331,127	16,042	46,575
Total	22,033	34,773	63,996	214,469	(26)	335,245	16,042	46,575
AUM per financial statements	149,657	141,234	197,563	220,055	23,319	731,828	108,918	143,781
Mutual funds	–	–	–	249,591	–	249,591	–	–
Institutional asset management(3)	–	–	–	100,474	–	100,474	–	–
Other funds	–	–	–	12,910	–	12,910	–	–
Total AUM	149,657	141,234	197,563	583,030	23,319	1,094,803	108,918	143,781
Assets under administration	–	–	–	168,316	–	168,316	–	–
Total AUMA	$149,657	$141,234	$197,563	$751,346	$23,319	$1,263,119	$108,918	$143,781
Total AUMA, US $(4)						$932,226
Total AUMA	$149,657	$141,234	$197,563	$751,346	$23,319	$1,263,119
CER adjustment(5)	(4,294)	–	(7,281)	(19,868)	–	(31,443)
Total AUMA, CER basis	$145,363	$141,234	$190,282	$731,478	$23,319	$1,231,676
Global WAM Managed AUMA
Global WAM AUMA				$751,346
AUM managed by Global WAM for Manulife’s other segments				199,285
Total				$950,631

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2023 above.

Manulife Financial Corporation – Second Quarter 2023	83

	CAD $						US $(4)
	June 30, 2022						June 30, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,233	5,233	–	–
Invested assets excluding above items	123,925	79,402	131,463	5,698	20,598	361,086	96,091	101,913
Total	123,925	104,181	131,463	5,698	25,831	391,098	96,091	101,913
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	4,098	–	4,098	–	–
Segregated funds net assets - Other(2)	21,874	35,577	64,199	209,181	(26)	330,805	16,953	49,770
Total	21,874	35,577	64,199	213,279	(26)	334,903	16,953	49,770
AUM per financial statements	145,799	139,758	195,662	218,977	25,805	726,001	113,044	151,683
Mutual funds	–	–	–	250,517	–	250,517	–	–
Institutional asset management(3)	–	–	–	96,997	–	96,997	–	–
Other funds	–	–	–	15,075	–	15,075	–	–
Total AUM	145,799	139,758	195,662	581,566	25,805	1,088,590	113,044	151,683
Assets under administration	–	–	–	165,197	–	165,197	–	–
Total AUMA	$145,799	$139,758	$195,662	$746,763	$25,805	$1,253,787	$113,044	$151,683
Total AUMA, US $(4)						$925,339
Total AUMA	$145,799	$139,758	$195,662	$746,763	$25,805	$1,253,787
CER adjustment(5)	1,662	–	5,033	12,252	–	18,947
Total AUMA, CER basis	$147,461	$139,758	$200,695	$759,015	$25,805	$1,272,734
Global WAM Managed AUMA
Global WAM AUMA				$746,763
AUM managed by Global WAM for Manulife’s other segments				197,001
Total				$943,764

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2023 above.

Manulife Financial Corporation – Second Quarter 2023	84

Global WAM AUMA and managed AUMA by business line and geographic source

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	June 30, 2022
Global WAM AUMA by business line
Retirement	$419,380	$413,769	$395,108	$380,292	$378,257
Retail	281,814	281,198	271,351	264,029	262,203
Institutional asset management	118,377	119,536	115,881	107,025	106,303
Total	$819,571	$814,503	$782,340	$751,346	$746,763
Global WAM AUMA by business line, CER basis(1)
Retirement	$419,380	$406,582	$387,908	$369,281	$385,904
Retail	281,814	276,162	266,352	257,551	265,711
Institutional asset management	118,377	116,176	112,738	104,646	107,400
Total	$819,571	$798,920	$766,998	$731,478	$759,015
Global WAM AUMA by geographic source
Asia	$112,283	$115,819	$110,724	$97,941	$97,277
Canada	226,087	223,045	213,802	205,042	207,086
U.S.	481,201	475,639	457,814	448,363	442,400
Total	$819,571	$814,503	$782,340	$751,346	$746,763
Global WAM AUMA by geographic source, CER basis(1)
Asia	$112,283	$110,814	$106,086	$94,638	$98,102
Canada	226,087	223,045	213,802	205,042	207,086
U.S.	481,201	465,061	447,110	431,798	453,827
Total	$819,571	$798,920	$766,998	$731,478	$759,015
Global WAM Managed AUMA by business line
Retirement	$419,380	$413,769	$395,108	$380,292	$378,257
Retail	357,539	358,098	346,200	338,181	337,058
Institutional asset management	246,477	250,649	242,952	232,158	228,449
Total	$1,023,396	$1,022,516	$984,260	$950,631	$943,764
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$419,380	$406,582	$387,908	$369,281	$385,904
Retail	357,539	352,015	340,118	329,999	341,759
Institutional asset management	246,477	244,810	237,286	225,883	232,184
Total	$1,023,396	$1,003,407	$965,312	$925,163	$959,847
Global WAM Managed AUMA by geographic source
Asia	$185,198	$191,720	$183,893	$169,985	$168,893
Canada	274,957	272,101	261,756	252,669	255,501
U.S.	563,241	558,695	538,611	527,977	519,370
Total	$1,023,396	$1,022,516	$984,260	$950,631	$943,764
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$185,198	$185,035	$177,539	$164,025	$171,562
Canada	274,957	272,101	261,756	252,669	255,501
U.S.	563,241	546,271	526,017	508,469	532,784
Total	$1,023,396	$1,003,407	$965,312	$925,163	$959,847

(1)	AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 2Q23.

Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Second Quarter 2023	85

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	June 30, 2022
Mortgages	$51,459	$52,128	$51,765	$51,445	$51,276
Less: Mortgages not held by Manulife Bank	29,088	30,087	29,767	29,607	29,558
Total mortgages held by Manulife Bank	22,371	22,041	21,998	21,838	21,718
Loans to bank clients	2,632	2,706	2,781	2,799	2,782
Manulife Bank net lending assets	$25,003	$24,747	$24,779	$24,637	$24,500
Manulife Bank average net lending assets
Beginning of period	$24,747	$24,779	$24,637	$24,500	$24,004
End of period	25,003	24,747	24,779	24,637	24,500
Manulife Bank average net lending assets by quarter	$24,875	$24,763	$24,708	$24,569	$24,252
Manulife Bank average net lending assets – Year-to-date	$24,891				$23,973
Manulife Bank average net lending assets – full year			$24,113

Financial leverage ratio is a debt-to-equity ratio. With the adoption of IFRS 17 on January 1, 2023, the calculation of financial leverage ratio was updated to include the CSM on a post-tax basis, and prior period comparatives were updated. The ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.

Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	June 30, 2022
Common shareholders’ equity	$39,047	$40,715	$40,216	$41,118	$39,401
Post tax CSM, net of NCI	14,877	14,850	14,659	14,560	14,224
Adjusted book value	$53,924	$55,565	$54,875	$55,678	$53,625

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	June 30, 2022
Total equity	$47,156	$48,751	$48,226	$49,180	$47,589
Less: AOCI gain/(loss) on cash flow hedges	–	(38)	8	(18)	(48)
Total equity excluding AOCI on cash flow hedges	47,156	48,789	48,218	49,198	47,637
Post-tax CSM	15,458	15,476	15,251	15,166	14,857
Qualifying capital instruments	6,662	7,317	6,122	7,118	7,001
Consolidated capital	$69,276	$71,582	$69,591	$71,482	$69,495

Manulife Financial Corporation – Second Quarter 2023	86

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Global WAM core earnings (post-tax)	$320	$287	$274	$354	$327	$607	$671	$1,299
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	45	45	47	51	60	90	124	222
Amortization of deferred acquisition costs and other depreciation	40	40	43	36	37	80	75	154
Amortization of deferred sales commissions	19	21	25	24	24	40	49	98
Core EBITDA	$424	$393	$389	$465	$448	$817	$919	$1,773
CER adjustment(1)	–	(2)	(3)	10	15	(2)	32	39
Core EBITDA, CER basis	$424	$391	$386	$475	$463	$815	$951	$1,812
Core EBITDA by business line
Retirement	$233	$217	$211	$232	$213	$450	$440	$883
Retail	168	171	181	207	191	339	408	796
Institutional Asset Management	23	5	(3)	26	44	28	71	94
Total	$424	$393	$389	$465	$448	$817	$919	$1,773
Core EBITDA by geographic source
Asia	$125	$113	$108	$117	$110	$238	$230	$455
Canada	148	136	129	168	158	284	320	617
U.S.	151	144	152	180	180	295	369	701
Total	$424	$393	$389	$465	$448	$817	$919	$1,773
Core EBITDA by business line, CER basis(2)
Retirement	$233	$216	$209	$237	$221	$449	$458	$904
Retail	168	170	181	210	197	338	419	810
Institutional Asset Management	23	5	(4)	28	45	28	74	98
Total, CER basis	$424	$391	$386	$475	$463	$815	$951	$1,812
Core EBITDA by geographic source, CER basis(2)
Asia	$125	$112	$107	$123	$115	$237	$241	$470
Canada	148	136	129	168	158	284	320	617
U.S.	151	143	150	184	190	294	390	725
Total, CER basis	$424	$391	$386	$475	$463	$815	$951	$1,812

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

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Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core EBITDA margin
Core EBITDA	$424	$393	$389	$465	$448	$817	$919	$1,773
Core revenue	$1,722	$1,756	$1,646	$1,610	$1,596	$3,478	$3,260	$6,516
Core EBITDA margin	24.6%	22.4%	23.6%	28.9%	28.1%	23.5%	28.2%	27.2%
Global WAM core revenue
Other revenue per financial statements	$1,691	$1,691	$1,671	$1,547	$1,446	$3,382	$2,968	$6,186
Less: Other revenue in segments other than Global WAM	44	26	26	(9)	(106)	70	(222)	(205)
Other revenue in Global WAM (fee income)	$1,647	$1,665	$1,645	$1,556	$1,552	$3,312	$3,190	$6,391
Investment income per financial statements	$4,135	$3,520	$4,271	$3,832	$3,531	$7,655	$7,101	$15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	950	1,944	(2,453)	(1,112)	(5,685)	2,894	(10,081)	(13,646)
Total investment income	5,085	5,464	1,818	2,720	(2,154)	10,549	(2,980)	1,558
Less: Investment income in segments other than Global WAM	5,010	5,357	1,672	2,748	(1,981)	10,367	(2,761)	1,659
Investment income in Global WAM	$75	$107	$146	$(28)	$(173)	$182	$(219)	$(101)
Total other revenue and investment income in Global WAM	$1,722	$1,772	$1,791	$1,528	$1,379	$3,494	$2,971	$6,290
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	7	12	55	(82)	(217)	19	(289)	(316)
Revenue related to integration and acquisitions	(7)	4	90	–	–	(3)	–	90
Global WAM core revenue	$1,722	$1,756	$1,646	$1,610	$1,596	$3,478	$3,260	$6,516

Expense measures

With the adoption of IFRS 17, we have replaced core general expenses with two new measures: core expenses and core expenditures. Under IFRS 17, expenses previously reported in general expenses are now reported as:

1.	General expenses that flow directly through income;

2.	Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income;

3.	Directly attributable acquisition expenses for contracts measured using the PAA method which are reported in insurance service expenses, and flow directly through income; and

4.	Directly attributable acquisition expenses that are capitalized into the CSM.

Total expenses include items 1 to 3 above and total expenditures include items 1 to 4 above.

Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

Manulife Financial Corporation – Second Quarter 2023	88

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core expenses
General expenses - Statements of Income	$1,022	$1,086	$1,002	$914	$884	$2,108	$1,815	$3,731
Directly attributable acquisition expense for contracts measured using the PAA method(1)	35	33	15	17	15	68	26	58
Directly attributable maintenance expense(1)	550	546	577	497	483	1,096	965	2,039
Total expenses	1,607	1,665	1,594	1,428	1,382	3,272	2,806	5,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	–	–	–	–	–	–	–	–
Integration and acquisition	–	–	18	–	–	–	8	26
Legal provisions and Other expenses	9	60	–	39	1	69	1	40
Total	9	60	18	39	1	69	9	66
Core expenses	$1,598	$1,605	$1,576	$1,389	$1,381	$3,203	$2,797	$5,762
CER adjustment(2)	–	(11)	(3)	25	36	(11)	72	94
Core expenses, CER basis	$1,598	$1,594	$1,573	$1,414	$1,417	$3,192	$2,869	$5,856
Total expenses	$1,607	$1,665	$1,594	$1,428	$1,382	$3,272	$2,806	$5,828
CER adjustment(2)	–	(10)	(3)	27	35	(10)	71	95
Total expenses, CER basis	$1,607	$1,655	$1,591	$1,455	$1,417	$3,262	$2,877	$5,923

(1)	Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.

Core expenditures is used to calculate our expenditure efficiency ratio and is equal to total expenditures excluding such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenditures is equal to the sum of total expenses and costs that are directly attributable to the acquisition of new business that are capitalized into the CSM.

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core expenditures
Total expenses	$1,607	$1,665	$1,594	$1,428	$1,382	$3,272	$2,806	$5,828
Directly attributable acquisition expenses capitalized through the CSM(1)	501	507	532	467	454	1,008	910	1,909
Total expenditures	2,108	2,172	2,126	1,895	1,836	4,280	3,716	7,737
Less: General expenses included in items excluded from core earnings (see core expenses reconciliation above)	9	60	18	39	1	69	9	66
Core expenditures	$2,099	$2,112	$2,108	$1,856	$1,835	$4,211	$3,707	$7,671
CER adjustment(2)	–	(17)	(3)	39	47	(17)	86	122
Core expenditures, CER basis	$2,099	$2,095	$2,105	$1,895	$1,882	$4,194	$3,793	$7,793
Total expenditures	$2,108	$2,172	$2,126	$1,895	$1,836	$4,280	$3,716	$7,737
CER adjustment(2)	–	(17)	(3)	40	46	(17)	86	124
Total expenditures, CER basis	$2,108	$2,155	$2,123	$1,935	$1,882	$4,263	$3,802	$7,861

(1)	Expenses are components of insurance service expenses on the Statements of Income and are then capitalized to CSM.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.

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Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.

Expenditure efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenditures divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenditures.

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business calculated as at December 31. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our Asian businesses. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings, on an IFRS 4 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes Global WAM, Bank or P&C Reinsurance businesses.

Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.

Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Income before income taxes	$1,436	$1,719	$697	$484	$(2,656)	$3,155	$(4,319)	$(3,138)
Less: Income before income taxes for segments other than Global WAM	1,074	1,374	236	160	(2,826)	2,448	(4,825)	(4,429)
Global WAM income before income taxes	362	345	461	324	170	707	506	1,291
Items unrelated to net fee income	674	676	527	658	793	1,350	1,468	2,653
Global WAM net fee income	1,036	1,021	988	982	963	2,057	1,974	3,944
Less: Net fee income from other segments	142	136	134	136	135	278	277	547
Global WAM net fee income excluding net fee income from other segments	894	885	854	846	828	1,779	1,697	3,397
Net annualized fee income	$3,584	$3,589	$3,388	$3,356	$3,321	$3,586	$3,422	$3,397
Average Assets under Management and Administration	$814,945	$804,455	$779,642	$773,575	$778,180	$809,457	$801,233	$790,268
Net fee income yield (bps)	44.0	44.6	43.5	43.4	42.7	44.3	42.7	43.0

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. The definition of NBV has changed for periods beginning after 2022 as follows:

•	adopting IFRS 17 in the calculation of expected future distributable earnings in Canada, and international high net worth business, which was reclassified to the Asia segment in 2023; and

•	changing the basis for calculating expected future distributable earnings in the U.S. from IFRS to local capital requirements.

NBV for periods beginning after December 31, 2022 is calculated as the present value of shareholders’ interests in expected future distributable earnings in accordance with IFRS 17, after the cost of capital calculated under the LICAT framework in Canada and the local capital requirements in the U.S. and Asia, on actual new business sold

Manulife Financial Corporation – Second Quarter 2023	90

in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

NBV for periods prior to January 1, 2023 is calculated as the present value of shareholders’ interests in expected future distributable earnings in accordance with IFRS 4 “Insurance Contracts”, after the cost of capital calculated under the LICAT framework in Canada and the U.S. and the local capital requirements in Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding non-controlling interests. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary product sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Remittances is defined as the cash remitted or available for distribution to the Manulife Group from operating subsidiaries and excess capital generated by standalone Canadian operations. It is one of the key metrics used by management to evaluate our financial flexibility.

E4	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and

Manulife Financial Corporation – Second Quarter 2023	91

others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the impact of changes in tax laws, our journey to net zero, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

Manulife Financial Corporation – Second Quarter 2023	92

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

E5	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters. With the adoption of IFRS 17 and IFRS 9 on January 1, 2023, we have provided quarterly 2023 and restated quarterly 2022 information based on the new standard. See section A1 “Implementation of IFRS 17 and IFRS 9” for additional information. Information has not been restated prior to January 1, 2022 and as a result, quarterly 2021 information is based on what was reported in those quarters.

As at and for the three months ended(1) ($ millions, except per share amounts or otherwise stated, unaudited)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021
Revenue
Insurance revenue	$5,580	$5,763	$6,128	$5,560	$5,732	$5,698
Net investment income	4,819	5,153	1,440	2,439	(2,454)	(1,088)
Other revenue	1,691	1,691	1,671	1,547	1,446	1,522
Total revenue	$12,090	$12,607	$9,239	$9,546	$4,724	$6,132
Income (loss) before income taxes	$1,436	$1,719	$697	$484	$(2,656)	$(1,663)
Income tax (expense) recovery	(265)	(309)	226	(60)	553	440
Net income (loss)	$1,171	$1,410	$923	$424	$(2,103)	$(1,223)
Net income (loss) attributed to shareholders	$1,025	$1,406	$915	$491	$(2,119)	$(1,220)
Basic earnings (loss) per common share	$0.50	$0.73	$0.43	$0.23	$(1.13)	$(0.66)
Diluted earnings (loss) per common share	$0.50	$0.73	$0.43	$0.23	$(1.13)	$(0.66)
Segregated funds deposits	$10,147	$11,479	$10,165	$9,841	$10,094	$12,328
Total assets (in billions)	$851	$862	$834	$818	$810	$865
Revenue
Life and health insurance net premium income							$9,159	$9,269
Annuities and pensions net premium income							901	714
Total net premium income							10,060	9,983
Investment income							4,350	3,964
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities							4,460	(958)
Other revenue							2,741	2,994
Total revenue							$21,611	$15,983
Income (loss) before income taxes							$2,481	$1,480
Income tax (expense) recovery							(430)	(166)
Net income (loss)							$2,051	$1,314
Net income (loss) attributed to shareholders							$2,084	$1,592
Basic earnings (loss) per common share							$1.04	$0.80
Diluted earnings (loss) per common share							$1.03	$0.80
Segregated funds deposits							$10,920	$10,929
Total assets (in billions)							$918	$898
Weighted average common shares (in millions)	1,842	1,858	1,878	1,902	1,921	1,938	1,943	1,942
Diluted weighted average common shares (in millions)	1,846	1,862	1,881	1,904	1,924	1,942	1,946	1,946
Dividends per common share	$0.365	$0.365	$0.330	$0.330	$0.330	$0.330	$0.330	$0.280
CDN$ to US$1 - Statement of Financial Position	1.3233	1.3534	1.3549	1.3740	1.2900	1.2496	1.2678	1.2741
CDN$ to US$1 - Statement of Income	1.3430	1.3524	1.3575	1.3057	1.2765	1.2663	1.2601	1.2602

(1)	2021 quarterly results are not restated for IFRS 17 and IFRS 9.

Manulife Financial Corporation – Second Quarter 2023	93

E6	Revenue

Revenue	Quarterly Results			YTD Results
($ millions, unaudited)	2Q23	1Q23	2Q22	2023	2022
Insurance revenue	$5,580	$5,763	$5,732	$11,343	$11,430
Net investment income	4,819	5,153	(2,454)	9,972	(3,542)
Other revenue	1,691	1,691	1,446	3,382	2,968
Total revenue	$12,090	$12,607	$4,724	$24,697	$10,856
Asia	$3,594	$3,283	$1,688	$6,877	$3,189
Canada	3,139	3,545	336	6,684	1,052
U.S.	3,422	3,856	1,726	7,278	4,380
Global Wealth and Asset Management	1,431	1,451	1,117	2,882	2,467
Corporate and Other	504	472	(143)	976	(232)
Total revenue	$12,090	$12,607	$4,724	$24,697	$10,856

Total revenue in 2Q23 was $12.1 billion compared with $4.7 billion in 2Q22. The increase in total revenue of $7.4 billion compared with 2Q22 was due to net realized and unrealized losses on derivatives in 2Q22 as a result of higher interest rates and net realized and unrealized public equity gains in 2Q23 compared with losses in 2Q22 partially offset by lower investment income from ALDA.

•

Asia total revenue in 2Q23 was $3.6 billion compared with $1.7 billion in 2Q22. The increase in total revenue of $1.9 billion was primarily driven by an increase in net investment income due to net realized and unrealized public equity gains in 2Q23 compared with losses in 2Q22.

•

Canada total revenue in 2Q23 was $3.1 billion compared with $0.3 billion in 2Q22. The increase in total revenue of $2.8 billion was primarily due to net realized and unrealized losses in 2Q22 from derivatives, as a result of higher interest rates, and net unrealized gains from public equities in 2Q23 compared with losses in 2Q22.

•

U.S. total revenue in 2Q23 was $3.4 billion compared with $1.7 billion in 2Q22. The increase in total revenue of $1.7 billion was primarily driven by net realized and unrealized losses on derivatives in 2Q22 as a result of higher interest rates partially offset by lower investment income from ALDA.

•

Global WAM total revenue in 2Q23 was $1.4 billion compared with $1.1 billion in 2Q22. The increase in total revenue of $0.3 billion was mainly due to the favourable impact of markets on seed money investments in 2Q23, compared with losses in 2Q22, the favourable impact of a weaker Canadian dollar compared with the U.S. dollar and higher fee income from higher fee spread and business mix.

•

Corporate and Other total revenue in 2Q23 was $0.5 billion compared with a loss of $0.1 billion in 2Q22. The increase in total revenue of $0.6 billion was driven by higher net investment income from equity and derivative instruments, higher yields on debt instruments, and lower net realized losses on the sale of FVOCI debt instruments.

On a year-to-date basis total revenue was $24.7 billion in 2023 compared with $10.9 billion for the same period in 2022. The increase in total revenue of $13.8 billion compared with 2022 was due to similar reasons noted above for the quarter.

•

Asia year-to-date total revenue in 2023 was $6.9 billion compared with $3.2 billion in 2022. The increase in year-to-date total revenue of $3.7 billion was primarily driven by similar reasons noted above for the quarter.

•

Canada year-to-date total revenue in 2023 was $6.7 billion compared with $1.1 billion in 2022. The increase in year-to-date total revenue of $5.6 billion was primarily driven by similar reasons noted above for the quarter.

•

U.S. year-to-date total revenue in 2023 was $7.3 billion compared with $4.4 billion in 2022. The increase in year-to-date total revenue of $2.9 billion was primarily driven by similar reasons noted above for the quarter.

Manulife Financial Corporation – Second Quarter 2023	94

•

Global WAM year-to-date total revenue in 2023 was $2.9 billion compared with $2.5 billion in 2022. The increase in year-to-date total revenue of $0.4 billion was due mainly to the favourable impact of markets on seed money investments in 2023, compared with losses in 2022 and the favourable impact of a weaker Canadian dollar compared with the U.S. dollar.

•

Corporate and Other year-to-date total revenue in 2023 was $1.0 billion compared with a loss of $0.2 billion in 2022. The increase in year-to-date total revenue of $1.2 billion was primarily due to similar reasons noted above for the quarter.

E7	Other

No changes were made in our internal control over financial reporting during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except that, in connection with the adoption of IFRS 17 and IFRS 9, the Company made significant updates and modifications to existing internal controls and implemented a number of new internal controls. These changes include controls over new and existing systems, including technological systems, and controls that were implemented or modified in our actuarial and accounting processes to address the risks associated with the newly adopted accounting standards.

As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Second Quarter 2023	95

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	June 30, 2023	Restated (note 2) December 31, 2022	Restated (note 2) January 1, 2022
Assets
Cash and short-term securities	$21,018	$19,153	$22,594
Debt securities	203,324	203,842	224,139
Public equities	25,075	23,519	28,067
Mortgages	51,459	51,765	53,948
Private placements	42,584	42,010	47,289
Loans to Bank clients	2,632	2,781	2,506
Real estate	13,426	14,269	14,269
Other invested assets	43,910	42,803	35,291
Total invested assets (note 3)	403,428	400,142	428,103
Other assets
Accrued investment income	2,534	2,635	2,428
Derivatives (note 4)	8,358	8,588	17,503
Insurance contract assets (note 5)	404	673	972
Reinsurance contract held assets (note 5)	43,386	45,871	52,829
Deferred tax assets	6,863	6,708	7,767
Goodwill and intangible assets	10,310	10,519	9,919
Miscellaneous	10,047	9,991	8,911
Total other assets	81,902	84,985	100,329
Segregated funds net assets (note 15)	365,981	348,562	399,788
Total assets	$851,311	$833,689	$928,220
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$358,413	$354,857	$405,621
Reinsurance contract held liabilities (note 5)	2,480	2,391	2,079
Investment contract liabilities (note 6)	10,557	10,079	10,064
Deposits from Bank clients	21,945	22,507	20,720
Derivatives (note 4)	12,234	14,289	10,038
Deferred tax liabilities	1,609	1,536	1,713
Other liabilities	18,184	18,886	19,443
Long-term debt (note 8)	6,090	6,234	4,882
Capital instruments (note 9)	6,662	6,122	6,980
Total liabilities, excluding those for account of segregated fund holders	438,174	436,901	481,540
Insurance contract liabilities for account of segregated fund holders (note 5)	112,529	110,216	130,836
Investment contract liabilities for account of segregated fund holders	253,452	238,346	268,952
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	365,981	348,562	399,788
Total liabilities	804,155	785,463	881,328
Equity
Preferred shares and other equity (note 10)	6,660	6,660	6,381
Common shares (note 10)	21,816	22,178	23,093
Contributed surplus	233	238	262
Shareholders’ and other equity holders’ retained earnings	4,027	3,947	9,656
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	33,150	38,057	(17,117)
Reinsurance finance income (expenses)	(4,932)	(5,410)	984
Fair value through other comprehensive income (“OCI”) investments	(20,051)	(24,645)	17,764
Translation of foreign operations	4,869	5,918	4,578
Pension and other post-employment plans	(103)	(97)	(114)
Real estate revaluation reserve	23	22	23
Cost of hedging	15	–	–
Cash flow hedges	–	8	(155)
Total shareholders’ and other equity	45,707	46,876	45,355
Participating policyholders’ equity	(17)	(77)	101
Non-controlling interests	1,466	1,427	1,436
Total equity	47,156	48,226	46,892
Total liabilities and equity	$851,311	$833,689	$928,220
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori President and Chief Executive Officer	Don Lindsay Chair of the Board of Directors

Manulife Financial Corporation – Second Quarter 2023	96

Consolidated Statements of Income

For the (Canadian $ in millions except per share amounts, unaudited)	three months ended June 30,		six months ended June 30,
	2023	Restated (note 2) 2022	2023	Restated (note 2) 2022
Insurance service result
Insurance revenue (note 5)	$5,580	$5,732	$11,343	$11,430
Insurance service expenses (note 5)	(4,492)	(4,438)	(9,274)	(9,530)
Net expenses from reinsurance contracts held (note 5)	(201)	(259)	(333)	(150)
Total insurance service result	887	1,035	1,736	1,750
Investment result
Investment income (note 3)
Investment income	4,135	3,531	7,655	7,101
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	950	(5,685)	2,894	(10,081)
Investment expenses	(266)	(300)	(577)	(562)
Net investment income (loss)	4,819	(2,454)	9,972	(3,542)
Insurance finance income (expense) and effect of movement in foreign exchange rates (note 5)	(3,734)	(1,792)	(7,512)	(2,696)
Reinsurance finance income (expense) and effect of movement in foreign exchange rates (note 5)	(331)	585	(653)	288
Decrease (increase) in investment contract liabilities	(157)	(36)	(240)	(186)
	597	(3,697)	1,567	(6,136)
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	11,278	(41,471)	28,891	(63,866)
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(11,278)	41,471	(28,891)	63,866
Net segregated funds investment result	–	–	–	–
Total investment result	597	(3,697)	1,567	(6,136)
Other revenue (note 11)	1,691	1,446	3,382	2,968
General expenses	(1,022)	(884)	(2,108)	(1,815)
Commissions related to non-insurance contracts	(336)	(323)	(674)	(681)
Interest expense	(381)	(233)	(748)	(405)
Net income (loss) before income taxes	1,436	(2,656)	3,155	(4,319)
Income tax recovery (expense)	(265)	553	(574)	993
Net income (loss)	$1,171	$(2,103)	$2,581	$(3,326)
Net income (loss) attributed to:
Non-controlling interests	$26	$52	$80	$54
Participating policyholders	120	(36)	70	(41)
Shareholders and other equity holders	1,025	(2,119)	2,431	(3,339)
	$1,171	$(2,103)	$2,581	$(3,326)
Net income (loss) attributed to shareholders	$1,025	$(2,119)	$2,431	$(3,339)
Preferred share dividends and other equity distributions	(98)	(60)	(150)	(112)
Common shareholders’ net income (loss)	$927	$(2,179)	$2,281	$(3,451)
Earnings per share
Basic earnings per common share (note 10)	$0.50	$(1.13)	$1.23	$(1.79)
Diluted earnings per common share (note 10)	0.50	(1.13)	1.23	(1.79)
Dividends per common share	0.37	0.33	0.73	0.66

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	97

Consolidated Statements of Comprehensive Income

For the (Canadian $ in millions, unaudited)	three months ended June 30,		six months ended June 30,
	2023	Restated (note 2) 2022	2023	Restated (note 2) 2022
Net income (loss)	$1,171	$(2,103)	$2,581	$(3,326)
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(1,251)	678	(1,223)	(28)
Net investment hedges	158	(154)	177	(60)
Insurance finance income (expense)	1,380	22,889	(5,716)	47,508
Reinsurance finance income (expense)	(297)	(2,359)	491	(4,744)
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	(1,683)	(17,579)	4,799	(37,494)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	87	266	133	566
Cash flow hedges:
Unrealized gains (losses) arising during the period	28	50	13	124
Reclassification of realized gains (losses) to net income	10	(28)	1	(16)
Cost of hedging:
Unrealized gains (losses) arising during the period	2	–	(7)	–
Share of other comprehensive income (losses) of associates	–	2	–	2
Total items that may be subsequently reclassified to net income	(1,566)	3,765	(1,332)	5,858
Items that will not be reclassified to net income:
Change in actuarial gains (losses) on pension and other post-employment plans	10	53	(6)	66
Real estate revaluation reserve	(1)	–	1	–
Total items that will not be reclassified to net income	9	53	(5)	66
Other comprehensive income (loss), net of tax	(1,557)	3,818	(1,337)	5,924
Total comprehensive income (loss), net of tax	$(386)	$1,715	$1,244	$2,598
Total comprehensive income (loss) attributed to:
Non-controlling interests	$(41)	$29	$43	$36
Participating policyholders	118	(43)	60	(45)
Shareholders and other equity holders	(463)	1,729	1,141	2,607

Income Taxes included in Other Comprehensive Income

For the (Canadian $ in millions, unaudited)	three months ended June 30,		six months ended June 30,
	2023	Restated (note 2) 2022	2023	Restated (note 2) 2022
Income tax expense (recovery) on:
Unrealized foreign exchange gains (losses) on net investment hedges	$16	$(16)	$18	$(5)
Insurance / reinsurance finance income (expense)	257	4,800	(1,071)	9,967
Unrealized gains (losses) on fair value through OCI Investments	(383)	(3,603)	923	(7,733)
Reclassification of net realized gains (losses) on fair value through OCI investments	–	55	–	123
Unrealized gains (losses) on cash flow hedges	7	16	(4)	31
Reclassification of realized gains (losses) to net income on cash flow hedges	3	(8)	–	(5)
Unrealized gains (losses) on cost of hedging	1	–	5	–
Change in actuarial gains (losses) on pension and other post-employment plans	2	17	(2)	25
Total income tax expense (recovery)	$(97)	$1,261	$(131)	$2,403

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	98

Consolidated Statements of Changes in Equity

For the six months ended June 30, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,381
Issued (note 10)	–	1,000
Redeemed (note 10)	–	(711)
Issuance costs, net of tax	–	(10)
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	22,178	23,093
Repurchased (note 10)	(392)	(385)
Issued on exercise of stock options and deferred share units	30	16
Balance, end of period	21,816	22,724
Contributed surplus
Balance, beginning of period	238	262
Exercise of stock options and deferred share units	(5)	(3)
Stock option expense	–	3
Balance, end of period	233	262
Shareholders’ and other equity holders’ retained earnings
Balance, beginning of period	3,947	23,492
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(3,191)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	(409)	(10,645)
Restated balance, beginning of period	3,538	9,656
Net income attributed to shareholders and other equity holders	2,431	(3,339)
Common shares repurchased	(449)	(420)
Common share dividends	(1,343)	(1,265)
Preferred share dividends and other equity distributions	(150)	(112)
Preferred shares redeemed (note 10)	–	(14)
Balance, end of period	4,027	4,506
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	13,853	5,180
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(16,133)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	408	16,916
Restated balance, beginning of period	14,261	5,963
Change in unrealized foreign exchange gains (losses) on net foreign operations	(1,049)	(86)
Change in actuarial gains (losses) on pension and other post-employment plans	(6)	66
Changes in insurance / reinsurance finance income (expenses)	(4,380)	39,725
Change in unrealized gains (losses) on fair value through OCI investments	4,137	(33,869)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	14	108
Change in cost of hedging	(7)	–
Change in real estate revaluation reserve	1	–
Share of other comprehensive income (losses) of associates	–	2
Balance, end of period	12,971	11,909
Total shareholders’ and other equity, end of period	45,707	46,061
Participating policyholders’ equity
Balance, beginning of period	(77)	(1,233)
Opening adjustment of insurance contracts at adoption of IFRS 17	–	707
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	–	626
Restated balance, beginning of period	(77)	100
Net income (loss) attributed to participating policyholders	70	(41)
Other comprehensive income (losses) attributed to participating policyholders	(10)	(4)
Balance, end of period	(17)	55
Non-controlling interests
Balance, beginning of period	1,427	1,694
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(258)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	–	–
Restated balance, beginning of period	1,427	1,436
Net income attributed to non-controlling interests	80	54
Other comprehensive income (losses) attributed to non-controlling interests	(37)	(18)
Contributions (distributions and acquisition), net	(4)	1
Balance, end of period	1,466	1,473
Total equity, end of period	$47,156	$47,589

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	99

Consolidated Statements of Cash Flows

For the six months ended June 30, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Operating activities
Net income (loss)	$2,581	$(3,326)
Adjustments:
Increase (decrease) in net insurance contract liabilities (note 5)	5,920	2,750
Increase (decrease) in investment contract liabilities	240	186
(Increase) decrease in reinsurance contract assets excluding reinsurance transaction noted below (note 5)	887	767
Amortization of (premium) discount on invested assets	(22)	(8)
Contractual service margin (“CSM”) amortization	(919)	(1,081)
Other amortization	279	252
Net realized and unrealized (gains) losses and impairment on assets	(1,869)	12,332
Deferred income tax expense (recovery)	125	(1,695)
Stock option expense	–	3
Gain on U.S. variable annuity reinsurance transaction (pre-tax) (note 5)	–	(1,065)
Cash provided by operating activities before undernoted items	7,222	9,115
Changes in policy related and operating receivables and payables	1,527	(617)
Cash decrease due to U.S. variable annuity reinsurance transaction (note 5)	–	(1,263)
Cash provided by (used in) operating activities	8,749	7,235
Investing activities
Purchases and mortgage advances	(39,601)	(61,677)
Disposals and repayments	35,362	52,865
Change in investment broker net receivables and payables	260	(117)
Net cash increase (decrease) from sale (purchase) of subsidiary	(1)	–
Cash provided by (used in) investing activities	(3,980)	(8,929)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(430)	64
Issue of long-term debt (note 8)	–	946
Issue of capital instruments, net (note 9)	1,194	–
Redemption of capital instruments (note 9)	(600)	–
Secured borrowing from securitization transactions	368	548
Change in deposits from Bank clients, net	(555)	850
Lease payments	(40)	(62)
Shareholders’ dividends and other equity distributions	(1,493)	(1,391)
Contributions from (distributions to) non-controlling interests, net	(4)	1
Common shares repurchased (note 10)	(841)	(805)
Common shares issued, net (note 10)	30	16
Preferred shares and other equity issued, net (note 10)	–	990
Preferred shares redeemed, net (note 10)	–	(711)
Cash provided by (used in) financing activities	(2,371)	446
Cash and short-term securities
Increase (decrease) during the period	2,398	(1,248)
Effect of foreign exchange rate changes on cash and short-term securities	(375)	(39)
Balance, beginning of period	18,635	21,930
Balance, end of period	20,658	20,643
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	19,153	22,594
Net payments in transit, included in other liabilities	(518)	(664)
Net cash and short-term securities, beginning of period	18,635	21,930
End of period
Gross cash and short-term securities	21,018	21,015
Net payments in transit, included in other liabilities	(360)	(372)
Net cash and short-term securities, end of period	$20,658	$20,643
Supplemental disclosures on cash flow information
Interest received	$6,194	$5,550
Interest paid	793	394
Income taxes paid	204	980

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	100

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Asia and Canada and as Manulife and John Hancock in the United States.

These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2022 Annual Consolidated Financial Statements, and those described in notes 1, 2 and 25 of the Company’s 2022 Annual Consolidated Financial Statements. Notes 2 and 25 notably relate to the adoption of International Financial Reporting Standards (“IFRS”) 17 (“Insurance Contracts”) and IFRS 9 (“Financial Instruments”) and related accounting policies.

These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements for the year ended December 31, 2022, included on pages 131 to 229 of the Company’s 2022 Annual Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors” section of the Second Quarter 2023 Management Discussion and Analysis (“MD&A”). These denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements. Additional disclosures for the year ended December 31, 2022 under IFRS 17 are included directly in these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2023 were authorized for issue by MFC’s Board of Directors on August 9, 2023.

(b) Basis of preparation

Refer to notes 1, 2 and 25 of the Company’s 2022 Annual Consolidated Financial Statements for a summary of the most significant estimation processes used in the preparation of these Interim Consolidated Financial Statements under IFRS and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.

Note 2 Accounting and Reporting Changes

(a) Changes in accounting and reporting policy

(I) IFRS 17 “Insurance Contracts”

IFRS 17 “Insurance Contracts” (“IFRS 17”) was issued in May 2017 to be effective for years beginning on January 1, 2021. Amendments to IFRS 17 were issued in June 2020 and included a two-year deferral of the effective date. IFRS 17 as amended, became effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impracticable the modified retrospective or fair value methods may be used. The standard replaced IFRS 4 “Insurance Contracts” (“IFRS 4”) and therefore replaced the Canadian Asset Liability Method (“CALM”) and materially changed the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	101

Narrow-scope amendments to IFRS 17 were issued in December 2021 and were effective on initial application of IFRS 17 and IFRS 9 “Financial Instruments” (“IFRS 9”) which the Company has adopted on January 1, 2023. The amendments reduce accounting mismatches between insurance contract liabilities and financial assets in scope of IFRS 9 within comparative prior periods when initially applying IFRS 17 and IFRS 9. The amendments allow insurers to present comparative information on financial assets as if IFRS 9 were fully applicable during the comparative period. The amendments do not permit application of IFRS 9 hedge accounting principles to the comparative period.

The Company adopted IFRS 17 on January 1, 2023, with an effective date of January 1, 2022. To illustrate the effects of adoption, the Company presented in note 2 (b)(i) of the Company’s 2022 Annual Consolidated Financial Statements a condensed opening Statement of Financial Position prepared under IFRS 17 as at January 1, 2022 and also the Company’s invested assets classified and measured in accordance with IFRS 9 as at January 1, 2022 compared to how they are classified and measured under IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). The Company’s 2022 Annual Consolidated Financial Statements note 2 b(i) includes explanations of differences in IFRS 17 principles compared to CALM and of the detailed effects of the Company’s adoption.

The 2022 comparative figures as presented in these Interim Consolidated Financial Statements have been restated, where indicated, for the adoption of IFRS 17. For the Company’s accounting policies for applying IFRS 17 to the Company’s insurance and reinsurance contracts, refer to note 25 of the Company’s 2022 Annual Consolidated Financial Statements.

(II) IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

IFRS 9 was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. In conjunction with the amendments to IFRS 17 issued in June 2020, the IASB amended IFRS 4 to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17. The standard replaced IAS 39. IFRS 9 addresses accounting and reporting principles for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting. IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”) was amended in conjunction with IFRS 9 and IFRS 17, with expanded qualitative and quantitative disclosures related to financial instruments and became effective along with IFRS 9 and IFRS 17 on January 1, 2023.

The Company adopted IFRS 9 on January 1, 2023, as permitted under the June 2020 amendments to IFRS 4. The Company’s accounting policies for invested assets, and derivative and hedging instruments in accordance with IFRS 9 are presented in note 25 of the Company’s 2022 Annual Consolidated Financial Statements. Note 2 (b)(ii) of the Company’s 2022 Annual Consolidated Financial Statements includes explanations of IFRS 9’s accounting and reporting principles.

IFRS 9 does not require restatement of comparative periods and the Company has not done so. The Company elected the option under IFRS 17 to reclassify financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17, on an instrument-by-instrument basis, for 2022 comparatives in order to align with the classifications on initial application of IFRS 9 as at January 1, 2023. These classification changes are illustrated in note 2 (b)(i) of the Company’s 2022 Annual Consolidated Financial Statements. These classification changes led the Company to present certain investment results previously reported in net investment income or OCI under IAS 39, within OCI or net investment income under IFRS 9, respectively. For 2022 comparative information, the Company did not apply IFRS 9’s expected credit loss (“ECL”) impairment model or hedge accounting principles. With respect to these matters, the guidance contained in IAS 39 was maintained. In the case of assets previously classified as fair value through profit or loss (“FVTPL”) under IAS 39 and classified as fair value through other comprehensive income (“FVOCI”) or amortized cost under IFRS 9, no IAS 39 impairment was calculated for these Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	102

Consistent with IFRS 17 amendments, the adoption of IFRS 9 resulted in certain differences in the classification and measurement of financial assets when compared to their classification and measurement under IAS 39. The most significant classification changes included approximately $184 billion of debt securities previously classified as FVTPL which are classified as FVOCI under IFRS 9.

The Company has elected to apply the hedge accounting requirements under IFRS 9 to all designated hedge accounting relationships prospectively, with the exception to the cost of hedging guidance, that has been applied retrospectively for certain cash flow hedge and net investment hedge relationships. As at January 1, 2023, all existing IAS 39 hedge accounting relationships were assessed and qualified for hedge accounting under IFRS 9. These existing relationships are treated as continuing hedge accounting relationships under IFRS 9 on January 1, 2023 and are disclosed with comparative information for 2022 under IAS 39. Refer to note 4.

The Company has designated new hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income, and changes in fair value due to financial risk of insurance liabilities and financial assets in OCI. The incremental notional of derivatives designated in new hedge accounting relationships amounted to $232,637 on transition date. New hedge accounting relationships are effective prospectively on January 1, 2023.

The effects of adoption were as follows:

•

Effects from applying IFRS 17 asset classification changes among FVTPL, AFS and amortized cost under IAS 39 to FVOCI and FVTPL under IFRS 9 resulted in a reduction in retained earnings of $10,645, net of tax, and an increase in OCI of $16,916, net of tax, as at January 1, 2022 when IFRS 17’s transition option was elected. These were presented under “Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17” in the Consolidated Statements of Changes in Equity.

•

The adoption of IFRS 9 resulted in recognition of ECL of $724. Loss allowances when applied to assets held at amortized cost reduce the carrying value of the assets, and reduce equity. Loss allowances do not affect the fair value of assets held at FVOCI and therefore do not affect their carrying value. Loss allowances for assets held at FVOCI do not change total equity, instead result in movement between OCI and retained earnings.

•

The impact of adopting IFRS 9’s ECL impairment methodology resulted in a reduction to retained earnings of $409, net of tax, and an increase to accumulated OCI (“AOCI”) of $408 net of tax, on January 1, 2023. This results from the derecognition of loss allowances in accordance with IAS 39, and the recognition of ECL on FVOCI assets with reductions in retained earnings and corresponding increases in AOCI. For financial assets held at amortized cost and investment commitments, ECL was recognized with reductions in retained earnings.

•

As at January 1, 2023, the retrospective application of IFRS 9 cost of hedging for currency basis spread resulted with a net $22 reclassification from cash flow hedge and foreign currency translation reserve to a new separate component of accumulated OCI, the cost of hedging. Other IFRS 9 hedge accounting principles had $nil impact as at January 1, 2023 for these Interim Consolidated Financial Statements.

•

The impact of changes made as at January 1, 2023 were presented under line items labeled “Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17” in the Consolidated Statements of Changes in Equity.

The implementation of IFRS 9 has been incorporated into the Company’s Enterprise Risk Management Framework (“ERM”) and supervised by the Executive Risk Committee (“ERC”). The integration of forward-looking information into the calculation of the ECL and the definition and evaluation of what constitutes a significant increase in credit risk (“SICR”) of an investment are inherently subjective and involve the use of significant expert judgement. Therefore, the Company has developed a front-to-back governance framework over the ECL calculation and has designed controls and procedures to provide reasonable assurance that information is properly recorded. The Company has effective credit risk management processes in place that continue to be applicable and aim to ensure that the effects of economic developments are appropriately considered, mitigation actions are taken where required and risk appetite is reassessed and adjusted as needed.

Manulife Financial Corporation – Second Quarter 2023	103

The Company adopted IFRS 7 (as amended), which expanded qualitative and quantitative disclosures related to financial instruments on January 1, 2023. Refer to notes 3, 4 and 7.

The following table illustrates the impact on loss allowances for invested assets on transition from the incurred loss impairment under IAS 39 to the expected credit losses impairment allowance under IFRS 9.

	December 31, 2022 IAS 39 impairment allowance	January 1, 2023 IFRS 9 ECL allowance
Debt securities at FVOCI under IFRS 9	$–	$348
Private placements at FVOCI under IFRS 9	–	255
Private placements at amortized cost under IAS 39	25	–
Mortgages at FVOCI under IFRS 9	–	83
Mortgages at amortized cost under IAS 39	10	–
Other invested assets at FVOCI under IFRS 9	–	13
Financial assets at amortized cost under IFRS 9	–	14
Mortgages at amortized cost under IAS 39	7	–
Loans to Bank clients under IAS 39	5	–
Total on-balance sheet exposures	47	713
Allowance for credit losses on off-balance sheet exposures	–	11
Total	$47	$724

The following table shows financial liabilities under IAS 39 and the impact of classification and measurement changes on adoption of IFRS 9.

	Measurement category	December 31, 2022 IAS 39 Total carrying value	Impact of classification and measurement changes(1),(2)	January 1, 2023 IFRS 9 Total carrying value
Investment contract liabilities	FVTPL	$796	$2	$798
	Amortized cost	2,452	6,829	9,281
Deposits from Bank clients	Amortized cost	22,507	–	22,507
Derivative liabilities	FVTPL	14,289	–	14,289
Other liabilities	Amortized cost	17,421	1,465	18,886
Long-term debt	Amortized cost	6,234	–	6,234
Capital instruments	Amortized cost	6,122	–	6,122
Total in-scope financial liabilities		$69,821	$8,296	$78,117

(1)	Investment contract liabilities held at amortized cost of $6,829 were reclassified from insurance contract liabilities under IFRS 4.
(2)

Other liabilities include amounts not in scope of IFRS 9, for example pension obligations. Other liabilities of $1,465 held at amortized cost under IFRS 9 were reclassified from insurance contract liabilities under IFRS 4.

(III)	Amendments to IAS 1 “Presentation of Financial Statements”

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” were issued in February 2021 and are effective prospectively on or after January 1, 2023 with earlier application permitted. The amendments address the process of selecting accounting policy disclosures, which will be based on assessments of the materiality of the accounting policies to the entity’s financial statements. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(IV)	Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors”

Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors” were issued in February 2021, and are effective prospectively on or after January 1, 2023, with earlier application permitted. The amendments include new definitions of estimate and change in accounting estimate, intended to help clarify the distinction among changes in accounting estimates, changes in accounting policies, and corrections of errors. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	104

(V)	Amendments to IAS 12 “Income Taxes”

Amendments to IAS 12 “Income Taxes” were issued in May 2023. The amendments relate to international Pillar Two tax reform, which seeks to establish a global minimum corporate income tax and addresses base erosion and profit shifting. Effective on issuance, the amendments provide a temporary exception to the requirements to recognize and disclose information about deferred taxes related to implementation of Pillar Two tax reforms with disclosure of application of this exception being required. The Company has applied the mandatory temporary exemption from accounting for deferred taxes in respect of the Pillar Two income taxes, which is effective immediately. Effective for annual reporting for the year ending December 31, 2023, disclosure of current tax expense or recovery related to Pillar Two income taxes is required along with, to the extent that Pillar Two legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the Company’s exposure to Pillar Two income taxes arising from that legislation. The Company is assessing the impact of these amendments on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	105

Note 3 Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at June 30, 2023	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$4	$14,511	$6,503	$21,018	$21,018
Debt securities(6),(7)
Canadian government and agency	1,082	19,718	–	20,800	20,800
U.S. government and agency	1,433	23,521	890	25,844	25,625
Other government and agency	93	28,630	–	28,723	28,723
Corporate	2,244	123,201	488	125,933	125,781
Mortgage / asset-backed securities	20	2,004	–	2,024	2,024
Public equities (FVTPL mandatory)	25,075	–	–	25,075	25,075
Mortgages	1,008	28,073	22,378	51,459	51,008
Private placements(7)	635	41,949	–	42,584	42,584
Loans to Bank clients	–	–	2,632	2,632	2,617
Real estate
Own use property	–	–	2,711	2,711	2,843
Investment property	–	–	10,715	10,715	10,715
Other invested assets
Alternative long-duration assets(8)	27,981	310	11,364	39,655	40,475
Various other	123	–	4,132	4,255	4,255
Total invested assets	$59,698	$281,917	$61,813	$403,428	$403,543

As at December 31, 2022	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$–	$12,859	$6,294	$19,153	$19,153
Debt securities(6),(7)
Canadian government and agency	987	20,279	–	21,266	21,266
U.S. government and agency	1,378	22,446	912	24,736	24,494
Other government and agency	159	26,314	–	26,473	26,473
Corporate	2,209	126,371	499	129,079	128,910
Mortgage / asset-backed securities	22	2,266	–	2,288	2,288
Public equities (FVTPL mandatory)	23,519	–	–	23,519	23,519
Mortgages	1,138	28,621	22,006	51,765	51,372
Private placements(7)	516	41,494	–	42,010	42,010
Loans to Bank clients	–	–	2,781	2,781	2,760
Real estate
Own use property	–	–	2,852	2,852	3,008
Investment property	–	–	11,417	11,417	11,417
Other invested assets
Alternative long-duration assets(8)	26,938	296	11,226	38,460	39,225
Various other	130	–	4,213	4,343	4,343
Total invested assets	$56,996	$280,946	$62,200	$400,142	$400,238

(1)

FVTPL classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(2)

FVOCI classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(3)

Other includes mortgages and loans to Bank clients held at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities, which qualify as having Solely Payment of Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.

(4)

Invested assets above include debt securities, mortgages, private placements and approximately $314 (December 31, 2022 – $302) of other invested assets, which primarily qualify as SPPI. Invested assets which do not have SPPI qualifying cash flows as at June 30, 2023 include debt securities, private placements and other invested assets with fair values of $nil, $103 and $524 respectively (December 31, 2022 – $nil, $98 and $507). The change in the fair value of these invested assets was $27 increase and $22 increase for the three and six months ended June 30, 2023, respectively ($94 decrease during the year 2022).

(5)

Includes short-term securities with maturities of less than one year at acquisition amounting to $4,286 (December 31, 2022 – $4,148), cash equivalents with maturities of less than 90 days at acquisition amounting to $10,339 (December 31, 2022 – $8,711) and cash of $6,393 (December 31, 2022 – $6,294).

(6)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $741 and $156, respectively (December 31, 2022 – $1,787 and $870, respectively).
(7)

Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to CDOR, USD LIBOR and AUD BBSW of $175, $267 and $15 (December 31, 2022 – $173, $892 and $15, respectively), and private placements benchmarked to USD LIBOR, AUD BBSW and NZD BKBM of $1,244, $191 and $24 (December 31, 2022 – $1,613, $199 and $43, respectively). USD LIBOR was decommissioned on June 30, 2023 and exposures indexed to USD LIBOR as at June 30, 2023 represent invested assets with remaining LIBOR-based settlements until the next rate reset date, or fixed to float debt securities currently paying a fixed rate until conversion to a floating rate. Exposures indexed to CDOR represent floating rate invested assets with maturity dates beyond June 28, 2024. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. The Company is monitoring market developments with respect to alternative reference rates and the time horizon during which they will evolve. As at June 30, 2023, the interest rate benchmark reform has not resulted in significant changes in the Company’s risk management strategy.

(8)

Alternative long-duration assets (“ALDA”) include investments in private equity of $14,643, infrastructure of $13,722, timber and agriculture of $5,949, energy of $2,045 and various other ALDA of $3,296 (December 31, 2022 – $14,153, $12,751, $5,979, $2,347 and $3,230, respectively).

Manulife Financial Corporation – Second Quarter 2023	106

(b) Investment income

	three months ended June 30,		six months ended June 30,
For the	2023	2022	2023	2022
Interest income	$3,226	$2,762	$6,149	$5,613
Dividend, rental income and other income	704	1,022	1,386	1,962
Impairments, provisions and recoveries, net(1)	21	(5)	(170)	(20)
Other	184	(248)	290	(454)
	4,135	3,531	7,655	7,101
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	666	827	966	895
Public equities	568	(2,710)	1,678	(3,659)
Mortgages	46	(6)	73	(8)
Private placements	357	194	440	367
Real estate	(404)	59	(636)	383
Other invested assets	216	1,090	432	1,483
Derivatives	(499)	(5,139)	(59)	(9,542)
	950	(5,685)	2,894	(10,081)
Investment expenses	(266)	(300)	(577)	(562)
Total investment income (loss)	$4,819	$(2,454)	$9,972	$(3,542)

(1)

The Company adopted IFRS 9’s ECL impairment requirements as at January 1, 2023 without restating the comparative period. Impairments for 2023 are based on IFRS 9’s ECL requirements and impairments for 2022 are based on IAS 39’s incurred loss impairment requirements.

Manulife Financial Corporation – Second Quarter 2023	107

(c) Fair value measurement

The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

	Total fair
As at June 30, 2023	value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$14,511	$–	$14,511	$–
FVTPL	4	–	4	–
Other	6,392	6,392	–	–
Debt securities
FVOCI
Canadian government and agency	19,718	–	19,718	–
U.S. government and agency	23,521	–	23,521	–
Other government and agency	28,630	–	28,620	10
Corporate	123,201	–	123,099	102
Residential mortgage-backed securities	6	–	6	–
Commercial mortgage-backed securities	464	–	464	–
Other asset-backed securities	1,534	–	1,511	23
FVTPL
Canadian government and agency	1,082	–	1,082	–
U.S. government and agency	1,433	–	1,433	–
Other government and agency	93	–	93	–
Corporate	2,244	–	2,244	–
Commercial mortgage-backed securities	5	–	5	–
Other asset-backed securities	15	–	15	–
Private placements
FVOCI	41,949	–	33,031	8,918
FVTPL	635	–	571	64
Mortgages
FVOCI	28,073	–	–	28,073
FVTPL	1,008	–	–	1,008
Public equities
FVTPL	25,075	25,004	67	4
Real estate(1)
Investment property	10,715	–	–	10,715
Own use property	2,548	–	–	2,548
Other invested assets(2)	32,093	–	–	32,093
Segregated funds net assets(3)	365,981	331,376	30,866	3,739
Total	$730,930	$362,772	$280,861	$87,297

(1)

For real estate properties, the significant unobservable inputs are capitalization rates (ranging from 2.72% to 10.00% during the six months ended June 30, 2023 and ranging from 2.25% to 9.00% during the year ended December 31, 2022), terminal capitalization rates (ranging from 3.00% to 10.00% during the six months ended June 30, 2023 and ranging from 3.25% to 9.50% during the year ended December 31, 2022) and discount rates (ranging from 3.20% to 14.00% during the six months ended June 30, 2023 and ranging from 3.30% to 11.00% during the year ended December 31, 2022). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)

Other invested assets measured at fair value are held primarily in infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.35% to 15.60% during the six months ended June 30, 2023 (during the year ended December 31, 2022 – ranged from 7.15% to 15.60%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 4.00% to 7.00% during the six months ended June 30, 2023 (during the year ended December 31, 2022 – ranged from 4.25% to 7.00%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Second Quarter 2023	108

	Total fair
As at December 31, 2022	value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$12,859	$–	$12,859	$–
Other	6,294	6,294	–	–
Debt securities
FVOCI
Canadian government and agency	20,279	–	20,279	–
U.S. government and agency	22,446	–	22,446	–
Other government and agency	26,314	–	26,305	9
Corporate	126,371	–	126,339	32
Residential mortgage-backed securities	7	–	7	–
Commercial mortgage-backed securities	589	–	589	–
Other asset-backed securities	1,670	–	1,644	26
FVTPL
Canadian government and agency	987	–	987	–
U.S. government and agency	1,378	–	1,378	–
Other government and agency	159	–	159	–
Corporate	2,209	–	2,209	–
Commercial mortgage-backed securities	6	–	6	–
Other asset-backed securities	16	–	16	–
Private placements
FVOCI	41,494	–	33,666	7,828
FVTPL	516	–	485	31
Mortgages
FVOCI	28,621	–	–	28,621
FVTPL	1,138	–	–	1,138
Public equities
FVTPL	23,519	23,448	–	71
Real estate(1)
Investment property	11,417	–	–	11,417
Own use property	2,682	–	–	2,682
Other invested assets(2)	31,095	26	–	31,069
Segregated funds net assets(3)	348,562	314,436	30,141	3,985
Total	$710,628	$344,204	$279,515	$86,909

(1)	For footnotes (1) to (3), refer to the “Fair value measurement” table as at June 30, 2023 above.

The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

	Carrying	Total fair
As at June 30, 2023	value	value	Level 1	Level 2	Level 3
Short-term securities	$111	$111	$–	$111	$–
Mortgages	22,378	21,927	–	–	21,927
Loans to Bank clients	2,632	2,617	–	2,617	–
Real estate - own use property	163	295	–	–	295
Public bonds held at amortized cost	1,378	1,007	–	1,007	–
Other invested assets(1)	11,817	12,637	280	–	12,357
Total invested assets disclosed at fair value	$38,479	$38,594	$280	$3,735	$34,579

	Carrying	Total fair
As at December 31, 2022	value	value	Level 1	Level 2	Level 3
Mortgages	$22,006	$21,613	$–	$–	$21,613
Loans to Bank clients	2,781	2,760	–	2,760	–
Real estate - own use property	170	326	–	–	326
Public bonds held at amortized cost	1,411	1,000	–	1,000	–
Other invested assets(1)	11,708	12,473	72	–	12,401
Total invested assets disclosed at fair value	$38,076	$38,172	$72	$3,760	$34,340

(1)

Other invested assets disclosed at fair value include $3,770 (December 31, 2022 – $3,840) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Manulife Financial Corporation – Second Quarter 2023	109

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and six months ended June 30, 2023 and 2022, the Company had $nil transfers between Level 1 and Level 2.

For segregated funds net assets, during the three and six months ended June 30, 2023, the Company had $nil and $nil transfers from Level 1 to Level 2 (June 30, 2022 – $nil and $nil). During the three and six months ended June 30, 2023, the Company had $1 and $nil transfers from Level 2 to Level 1 (June 30, 2022 – $nil and $nil).

Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Second Quarter 2023	110

The following table presents the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2023 and 2022.

For the three months ended June 30, 2023	Balance, April 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3),(4)	Currency movement	Balance, June 30, 2023	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$10	$–	$–	$–	$–	$–	$–	$–	$–	$10	$–
Corporate	39	–	1	66	–	(3)	–	–	(1)	102	–
Other securitized assets	23	–	1	–	–	–	–	–	(1)	23	–
Public equities
FVTPL	4	1	–	–	–	–	–	–	(1)	4	1
Private placements
FVOCI	10,468	4	13	476	(51)	(233)	91	(1,499)	(351)	8,918	–
FVTPL	44	2	–	5	–	(1)	13	–	1	64	3
Mortgages
FVOCI	28,981	55	(413)	510	(410)	(183)	–	–	(467)	28,073	–
FVTPL	1,098	(13)	–	18	(86)	(9)	–	–	–	1,008	–
Investment property	11,202	(315)	–	84	(67)	–	–	–	(189)	10,715	(319)
Own use property	2,669	(62)	–	–	–	–	–	–	(59)	2,548	(62)
Other invested assets	32,010	176	5	1,106	(294)	(192)	–	–	(718)	32,093	80
Total invested assets	86,548	(152)	(393)	2,265	(908)	(621)	104	(1,499)	(1,786)	83,558	(297)
Derivatives, net	(2,295)	(216)	–	–	–	(65)	–	118	67	(2,391)	(226)
Segregated funds net assets	3,962	42	–	42	(266)	–	–	1	(42)	3,739	7
Total	$88,215	$(326)	$(393)	$2,307	$(1,174)	$(686)	$104	$(1,380)	$(1,761)	$84,906	$(516)

For the three months ended June 30, 2022	Balance, April 1, 2022	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2022	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$10	$–	$–	$–	$–	$–	$–	$–	$(1)	$9	$–
Corporate	13	–	–	–	–	–	–	–	(1)	12	–
Other securitized assets	26	–	2	–	–	–	–	–	(2)	26	–
Public equities
FVTPL	1	–	–	–	–	–	–	–	–	1	–
Private placements
FVOCI	4,632	–	(655)	129	(12)	(4)	642	(182)	67	4,617	–
FVTPL	28	(5)	–	1	–	–	–	–	–	24	(5)
Mortgages
FVOCI	29,483	9	(1,768)	1,116	(801)	(182)	–	–	545	28,402	–
FVTPL	1,126	(44)	–	74	–	(10)	–	–	2	1,148	–
Investment property	11,573	99	–	47	(47)	–	–	–	119	11,791	91
Own use property	2,658	12	–	7	–	–	–	–	38	2,715	12
Other invested assets	25,435	965	(32)	1,440	(268)	(412)	–	–	425	27,553	944
Total invested assets	74,985	1,036	(2,453)	2,814	(1,128)	(608)	642	(182)	1,192	76,298	1,042
Derivatives, net	(27)	(1,958)	(47)	1	–	58	–	(77)	(11)	(2,061)	(1,920)
Segregated funds net assets	4,379	68	–	79	(204)	(18)	–	(1)	71	4,374	59
Total	$79,337	$(854)	$(2,500)	$2,894	$(1,332)	$(568)	$642	$(260)	$1,252	$78,611	$(819)

(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the period, respectively.

(4)	Private placement bonds of $1,499 with maturity dates beyond 30 years were reclassed from Level 3 to Level 2 in the current period to align with the fair value leveling treatment of public bonds.

Manulife Financial Corporation – Second Quarter 2023	111

The following table presents the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2023 and 2022.

For the six months ended June 30, 2023	Balance, January 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3),(4)	Currency movement	Balance, June 30, 2023	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$9	$–	$–	$2	$–	$–	$–	$–	$(1)	$10	$–
Corporate	32	–	–	66	–	(3)	8	–	(1)	102	–
Other securitized assets	26	–	1	–	–	(3)	–	–	(1)	23	–
Public equities
FVTPL	71	1	–	–	–	–	–	(67)	(1)	4	1
Private placements
FVOCI	7,828	(5)	195	1,325	(309)	(348)	2,328	(1,771)	(325)	8,918	–
FVTPL	31	3	–	17	–	(1)	13	–	1	64	4
Mortgages
FVOCI	28,621	74	84	834	(668)	(378)	–	–	(494)	28,073	–
FVTPL	1,138	2	–	18	(130)	(20)	–	–	–	1,008	–
Investment property	11,418	(532)	–	131	(102)	–	–	–	(200)	10,715	(534)
Own use property	2,682	(80)	–	2	–	–	–	–	(56)	2,548	(80)
Other invested assets	31,038	481	4	2,304	(456)	(502)	–	–	(776)	32,093	390
Total invested assets	82,894	(56)	284	4,699	(1,665)	(1,255)	2,349	(1,838)	(1,854)	83,558	(219)
Derivatives, net	(3,188)	285	–	–	–	250	–	188	74	(2,391)	269
Segregated funds net assets	3,985	33	–	72	(304)	(4)	–	1	(44)	3,739	11
Total	$83,691	$262	$284	$4,771	$(1,969)	$(1,009)	$2,349	$(1,649)	$(1,824)	$84,906	$61

For the six months ended June 30, 2022	Balance, January 1, 2022	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2022	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$–	$–	$–	$–	$–	$–	$9	$–	$–	$9	$–
Corporate	41	–	–	–	–	–	–	(29)	–	12	–
Other securitized assets	28	–	3	–	–	(2)	–	–	(3)	26	–
Public equities
FVTPL	–	–	–	–	–	–	–	–	1	1	–
Private placements
FVOCI	5,136	–	(1,221)	228	(12)	(9)	820	(342)	17	4,617	–
FVTPL	30	(7)	–	1	–	–	–	–	–	24	(7)
Mortgages
FVOCI	31,798	44	(3,969)	2,016	(1,353)	(386)	–	–	252	28,402	–
FVTPL	1,203	(111)	–	74	–	(19)	–	–	1	1,148	–
Investment property	11,443	380	–	96	(149)	–	–	–	21	11,791	375
Own use property	2,661	39	–	10	–	–	–	–	5	2,715	39
Other invested assets	24,884	1,261	(47)	2,455	(300)	(773)	4	–	69	27,553	1,394
Total invested assets	77,224	1,606	(5,234)	4,880	(1,814)	(1,189)	833	(371)	363	76,298	1,801
Derivatives, net	2,101	(3,792)	(26)	1	–	170	–	(513)	(2)	(2,061)	(3,255)
Segregated funds net assets	4,281	194	–	147	(255)	(30)	–	(1)	38	4,374	93
Total	$83,606	$(1,992)	$(5,260)	$5,028	$(2,069)	$(1,049)	$833	$(885)	$399	$78,611	$(1,361)

(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the year, respectively.

(4)	Private placement bonds of $1,771 with maturity dates beyond 30 years were reclassed from Level 3 to Level 2 in the current period to align with the fair value leveling treatment of public bonds.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data becoming available for the entire term structure of the debt security.

Manulife Financial Corporation – Second Quarter 2023	112

(d) Remaining term to maturity

The following table presents remaining term to maturity for invested assets.

	Remaining terms to maturities(1)
As at June 30, 2023	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$21,018	$–	$–	$–	$–	$–	$21,018
Debt securities
Canadian government and agency	430	1,342	1,908	3,912	13,208	–	20,800
U.S. government and agency	279	824	538	3,717	20,486	–	25,844
Other government and agency	418	661	1,779	3,685	22,180	–	28,723
Corporate	6,244	14,995	17,402	34,198	53,042	52	125,933
Mortgage / asset-backed securities	23	89	289	613	1,010	–	2,024
Public equities	–	–	–	–	–	25,075	25,075
Mortgages	3,295	9,928	10,336	7,907	10,181	9,812	51,459
Private placements	1,383	3,076	4,576	8,669	24,806	74	42,584
Loans to Bank clients	38	19	6	–	2	2,567	2,632
Real estate
Own use property	–	–	–	–	–	2,711	2,711
Investment property	–	–	–	–	–	10,715	10,715
Other invested assets
Alternative long-duration assets	1	122	22	52	680	38,778	39,655
Various other(2)	45	–	19	1,500	2,206	485	4,255
Total invested assets	$33,174	$31,056	$36,875	$64,253	$147,801	$90,269	$403,428

	Remaining terms to maturities(1)
As at December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$19,153	$–	$–	$–	$–	$–	$19,153
Debt securities
Canadian government and agency	738	1,242	2,536	3,811	12,939	–	21,266
U.S. government and agency	380	775	505	3,560	19,516	–	24,736
Other government and agency	457	753	1,490	3,801	19,972	–	26,473
Corporate	8,599	14,542	16,767	36,778	52,392	1	129,079
Mortgage / asset-backed securities	6	89	265	574	1,354	–	2,288
Public equities	–	–	–	–	–	23,519	23,519
Mortgages	3,288	7,838	10,911	7,906	11,629	10,193	51,765
Private placements	1,485	2,962	4,090	7,958	25,440	75	42,010
Loans to Bank clients	40	18	5	–	2	2,716	2,781
Real estate
Own use property	–	–	–	–	–	2,852	2,852
Investment property	–	–	–	–	–	11,417	11,417
Other invested assets
Alternative long-duration assets	1	46	22	35	674	37,682	38,460
Various other(2)	105	–	19	509	3,206	504	4,343
Total invested assets	$34,252	$28,265	$36,610	$64,932	$147,124	$88,959	$400,142

(1)	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
(2)	Primarily includes equity method accounted investments and leveraged leases.

Manulife Financial Corporation – Second Quarter 2023	113

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from a variety of factors described in note 4 (a). The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments.

Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity dynamic hedging strategy in the “Risk Management and Risk Factors” section of the MD&A in the Company’s 2022 Annual Report for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a) Fair value of derivatives

The pricing models used to value derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign exchange rates, financial indices, commodity prices or indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign exchange rates and interest rate curves. However, certain derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all derivatives after considering the effects of netting agreements and collateral arrangements.

Manulife Financial Corporation – Second Quarter 2023	114

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		June 30, 2023			December 31, 2022
As at		Notional	Fair value		Notional	Fair value
Type of hedge	Instrument type	amount(1)	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$265,944	$2,907	$3,447	$–	$–	$–
	Foreign currency swaps	9,435	152	1,427	48	5	–
	Forward contracts	20,612	52	2,497	–	–	–
Cash flow hedges	Interest rate swaps	6,288	19	–	–	–	–
	Foreign currency swaps	1,139	25	180	1,155	40	203
	Forward contracts	40	–	1	–	–	–
	Equity contracts	283	–	1	173	3	–
Net investment hedges	Forward contracts	390	9	–	626	–	28
Total derivatives in qualifying hedge accounting relationships		304,131	3,164	7,553	2,002	48	231
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	91,960	2,601	3,759	268,081	5,751	7,557
	Interest rate futures	10,104	–	–	11,772	–	–
	Interest rate options	6,201	46	–	6,090	98	–
	Foreign currency swaps	30,796	1,595	378	39,667	2,029	1,579
	Currency rate futures	2,321	–	–	2,319	–	–
	Forward contracts	29,103	414	503	45,124	295	4,697
	Equity contracts	18,147	534	41	16,930	363	225
	Credit default swaps	128	4	–	159	4	–
	Equity futures	4,099	–	–	3,813	–	–
Total derivatives not designated in qualifying hedge accounting relationships		192,859	5,194	4,681	393,955	8,540	14,058
Total derivatives		$496,990	$8,358	$12,234	$395,957	$8,588	$14,289

(1)

The notional amount as at June 30, 2023 includes an additional $83 billion due to the recent LIBOR transition. This additional notional amount represents the derivative instruments cleared on the Chicago Mercantile Exchange (“CME”) and London Clearing House (“LCH”) related to the remaining LIBOR-based settlements, and new SOFR-based contracts that are in place as at June 30, 2023 to replace the remaining maturity of the original LIBOR-based contracts. At conversion date, there was no material difference between the valuation on the original LIBOR-based contracts and the net valuation on the new SOFR-based replacement contracts and additional short dated LIBOR-based overlay contracts.

The total notional amount above includes $190 billion (December 31, 2022 – $211 billion) of derivative instruments which reference rates that are impacted under the interest rate benchmark reform, with a significant majority to USD LIBOR and CDOR. USD LIBOR was decommissioned on June 30, 2023 and exposures indexed to USD LIBOR as at June 30, 2023 include derivative instruments cleared on the CME and LCH as well as OTC bilateral derivative instruments, related to the remaining LIBOR-based settlements. Exposures indexed to CDOR represent derivatives with a maturity date beyond June 28, 2024. Upon adoption of IFRS 9, the Company designated additional existing derivatives in hedge accounting relationships. The exposure in the Company’s hedge accounting programs is primarily to USD LIBOR and CDOR benchmarks. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation of qualifying hedge relationships due to the impact from interest rate benchmark reform.

The following table presents the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at June 30, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$892	$570	$491	$6,405	$8,358
Derivative liabilities	1,337	1,995	815	8,087	12,234

	Remaining term to maturity
As at December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$580	$556	$556	$6,896	$8,588
Derivative liabilities	2,656	1,956	1,146	8,531	14,289

Manulife Financial Corporation – Second Quarter 2023	115

The following table presents gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit equivalent amount and capital requirement by contract type.

	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount(1)	Capital requirement(2)
As at June 30, 2023	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
OTC swap contracts	$6,873	$19,095	$99,988	$125,956	$5,774	$(7,774)	$(2,000)	$380	$9
Cleared swap contracts	88,550	21,218	128,468	238,236	314	(279)	35	–	–
Forward contracts	13,006	15,728	434	29,168	156	(2,801)	(2,645)	9	–
Futures	10,104	–	–	10,104	–	–	–	–	–
Options purchased	569	1,899	3,733	6,201	46	–	46	10	–
Subtotal	119,102	57,940	232,623	409,665	6,290	(10,854)	(4,564)	399	9
Foreign exchange
Swap contracts	2,011	10,907	28,452	41,370	1,777	(2,063)	(286)	982	18
Forward contracts	20,977	–	–	20,977	320	(199)	121	70	1
Futures	2,321	–	–	2,321	–	–	–	–	–
Subtotal	25,309	10,907	28,452	64,668	2,097	(2,262)	(165)	1,052	19
Credit derivatives	9	119	–	128	4	–	4	–	–
Equity contracts
Swap contracts	1,078	628	–	1,706	9	(18)	(9)	31	–
Futures	4,099	–	–	4,099	–	–	–	–	–
Options purchased	13,247	3,477	–	16,724	530	(24)	506	229	2
Subtotal	18,433	4,224	–	22,657	543	(42)	501	260	2
Subtotal including accrued interest	162,844	73,071	261,075	496,990	8,930	(13,158)	(4,228)	1,711	30
Less accrued interest	–	–	–	–	572	(924)	(352)	–	–
Total	$162,844	$73,071	$261,075	$496,990	$8,358	$(12,234)	$(3,876)	$1,711	$30

	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount(1)	Capital requirement(2)
As at December 31, 2022	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
OTC swap contracts	$8,817	$19,253	$98,380	$126,450	$5,992	$(8,135)	$(2,143)	$419	$9
Cleared swap contracts	2,494	16,823	122,314	141,631	254	(219)	35	–	–
Forward contracts	14,290	13,926	198	28,414	70	(4,468)	(4,398)	8	–
Futures	11,772	–	–	11,772	–	–	–	–	–
Options purchased	1,199	1,069	3,822	6,090	98	–	98	64	4
Subtotal	38,572	51,071	224,714	314,357	6,414	(12,822)	(6,408)	491	13
Foreign exchange
Swap contracts	2,026	10,475	28,369	40,870	2,067	(1,846)	221	1,166	23
Forward contracts	17,336	–	–	17,336	226	(258)	(32)	89	–
Futures	2,319	–	–	2,319	–	–	–	–	–
Subtotal	21,681	10,475	28,369	60,525	2,293	(2,104)	189	1,255	23
Credit derivatives	15	144	–	159	4	–	4	–	–
Equity contracts
Swap contracts	547	396	–	943	26	(7)	19	24	–
Futures	3,813	–	–	3,813	–	–	–	–	–
Options purchased	12,634	3,526	–	16,160	335	(218)	117	232	2
Subtotal	17,009	4,066	–	21,075	365	(225)	140	256	2
Subtotal including accrued interest	77,262	65,612	253,083	395,957	9,072	(15,151)	(6,079)	2,002	38
Less accrued interest	–	–	–	–	484	(862)	(378)	–	–
Total	$77,262	$65,612	$253,083	$395,957	$8,588	$(14,289)	$(5,701)	$2,002	$38

(1)

Credit equivalent amount is the sum of replacement cost and the potential future credit exposure less any collateral held. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Capital requirement represents the credit equivalent amount, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The total notional amount of $497 billion (December 31, 2022 – $396 billion) includes $80 billion (December 31, 2022 – $77 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging. Due to the Company’s variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure for the Company than what the gross notional amount would suggest.

Manulife Financial Corporation – Second Quarter 2023	116

The average rate of the hedging instruments in hedge relationships that do not frequently reset is presented as below:

As at June 30, 2023			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 289.00	$87	$441	$5,760	$6,288	$19	$–	$19
Foreign exchange risk
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	–	489	–	489	25	–	25
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(180)	(180)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	47	–	47	5	–	5
Equity risk
Stock-based compensation	Equity contracts	MFC price: $26.22	35	248	–	283	–	(1)	(1)
Total			$122	$1,225	$6,410	$7,757	$49	$(181)	$(132)

As at December 31, 2022			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Foreign exchange risk
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	$–	$505	$–	$505	$40	$–	$40
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(203)	(203)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	48	–	48	5	–	5
Equity risk
Stock-based compensation	Equity contracts	MFC price: $25.39	9	164	–	173	3	–	3
Total			$9	$717	$650	$1,376	$48	$(203)	$(155)

Fair value and the fair value hierarchy of derivative instruments

As at June 30, 2023	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,728	$–	$5,589	$139
Foreign exchange contracts	2,092	–	2,092	–
Equity contracts	534	–	527	7
Credit default swaps	4	–	4	–
Total derivative assets	$8,358	$–	$8,212	$146
Derivative liabilities
Interest rate contracts	$10,008	$–	$7,473	$2,535
Foreign exchange contracts	2,184	–	2,182	2
Equity contracts	42	–	42	–
Total derivative liabilities	$12,234	$–	$9,697	$2,537

As at December 31, 2022	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,919	$–	$5,766	$153
Foreign exchange contracts	2,299	–	2,298	1
Equity contracts	366	–	361	5
Credit default swaps	4	–	4	–
Total derivative assets	$8,588	$–	$8,429	$159
Derivative liabilities
Interest rate contracts	$12,025	$–	$8,689	$3,336
Foreign exchange contracts	2,039	–	2,037	2
Equity contracts	225	–	216	9
Total derivative liabilities	$14,289	$–	$10,942	$3,347
Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (c).

Manulife Financial Corporation – Second Quarter 2023	117

(b) Hedge accounting relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements of hedge accounting and designation of a derivative in a qualifying hedge accounting relationship achieves the desired IFRS presentation. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges.

At the inception of a hedge accounting relationship, the Company documents the relationship between hedging instrument and hedged item, its risk management objective, and its strategy for undertaking the hedge. At hedge inception and on an ongoing basis, an assessment is performed and documented to demonstrate that the hedging relationship qualifies for hedge accounting. In order to qualify for hedge accounting, there has to be an economic relationship between the hedging instrument and the hedged item, an assessment that the effect of credit risk does not dominate the economic relationship, and the hedge ratio between the hedging instrument and the hedged item will be based on the approach actually used by risk management, unless the hedge ratio used by risk management results in an imbalance that would create hedge ineffectiveness that is inconsistent with the purpose of hedge accounting.

•

The Company designates a specific risk component or a combination of risk components as the hedged risk, including benchmark interest rate, foreign exchange rate, equity price and consumer price index components. All these risk components are observable in the relevant market environment and the changes in fair value or variability in cash flows attributable to these risk components can be reliably measured for hedged items. The hedged risk is generally the most significant risk component of the overall changes in fair value or in cash flows. The Company acquires derivatives with underlying variables that offset the hedged risk based on the risk management strategy, and an economic relationship is established.

•

The Company executes hedging derivatives with counterparties with high credit quality and monitors the creditworthiness of the counterparties to ensure they are expected to meet cash flow obligations on the hedging instruments as they come due, and that the probability of counterparty default is remote. Further, changes in the Company’s own credit risk are immaterial and had insignificant impact to the hedging relationship.

•

A hedge ratio is calculated as the ratio between the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument the Company actually uses to hedge that quantity of hedged item.

•

For group fair value hedges of interest rate risk of insurance liabilities and group fair value hedges of foreign exchange and interest rate risk of foreign currency denominated debt instruments, the Company constructs the hedge relationships by comparing interest rate sensitivities of the group of hedging derivatives and the group of hedged items in the same currency. Interest rate sensitivities are compared by estimating the change in the present value of the cash flows of the hedged items and hedging derivatives from an instantaneous shock to interest rates, assuming no rebalancing actions are undertaken.

•	For the rest of the Company’s hedge accounting relationships, the Company generally constructs the hedge relationships by comparing the notional amounts of the hedging derivatives and of hedged items.

Hedge ineffectiveness in various hedging relationships may still exist and potential sources of hedge ineffectiveness by risk category are summarized as below:

	Interest rate risk	Foreign currency risk	Equity risk	Consumer price index risk
Mismatches in some critical terms of hedging instrument and hedged item	✓	✓	✓	✓

Differences in valuation methodologies including discounting factor	✓	✓		✓

Changes in timing and amount of forecasted hedged items		✓		✓

Differences due to the use of non-zero fair value hedging instruments	✓	✓

Manulife Financial Corporation – Second Quarter 2023	118

Hedging relationships that frequently reset

The Company uses a portfolio of derivatives to fair value hedge the foreign exchange rate and interest rate fluctuations of fixed rate debt instruments denominated in non-functional currencies, as well as the interest rate fluctuations of guaranteed insurance liabilities. The risk management objective is to hedge these foreign exchange and interest rate fluctuations with a hedge horizon of three months. At the end of each hedge horizon, the hedging relationships will mature naturally; and new fair value hedging relationships will be designated with a new pool of hedging instruments and hedged items.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments and guaranteed insurance liabilities due to changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in Total investment result. These investment gains (losses) are shown in the following table.

		Change in
	Change in	value of the	Ineffectiveness			Accumulated
	value of the	hedging	recognized in	Carrying	Accumulated	fair value
	hedged item for	instrument for	Total	amount for	fair value	adjustments on
For the six months ended June 30, 2023	ineffectiveness measurement	ineffectiveness measurement	investment result	hedged items(1)	adjustments on hedged items	de-designated hedged items
Assets
Interest rate risk
Debt securities at FVOCI	$–	$–	$–	$–	$–	$252
Foreign currency and interest rate risk
Debt securities at FVOCI	612	(659)	(47)	9,495	(249)	184
Total assets	$612	$(659)	$(47)	$9,495	$(249)	$436
Liabilities
Interest rate risk
Insurance contract liabilities	$(781)	$935	$154	$29,647	$468	$(1,202)
Total liabilities	$(781)	$935	$154	$29,647	$468	$(1,202)

For the year ended December 31, 2022	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets(2)
Interest rate risk
Debt securities at FVOCI	$–	$–	$–	$–	$–	$265
Foreign currency and interest rate risk
Debt securities at FVOCI	7	(5)	2	31	7	–
Total assets	$7	$(5)	$2	$31	$7	$265
Total liabilities	$–	$–	$–	$–	$–	$–

(1)

The carrying amounts for hedged items presented are related to hedged items in active hedging relationships as at the reporting date. Out of the $9,495 related to assets, $9,465 relates to new hedge relationships designated under IFRS 9 and does not have amounts presented for the comparative period. Further, $29,647 related to liabilities are new hedge relationships designated under IFRS 9 and do not have amounts presented for the comparative period.

(2)	Represents existing hedges designated under IAS 39.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

Manulife Financial Corporation – Second Quarter 2023	119

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table. The effective portion of the change in fair value of hedging instruments associated with the CPI cash flow hedge accounting program is presented in AOCI, in the same line as the hedged item – Insurance finance income (expense). The AOCI balances of $74 as at June 30, 2023 (December 31, 2022 – $86) are all related to continuing cash flow hedges, of which $23 (December 31, 2022 – $nil) related to CPI cash flow hedges were reported in AOCI – Insurance finance income (expense). There is $nil balance in AOCI related to de-designated hedges as at June 30, 2023 and December 31, 2022, respectively.

		Change in fair	Change in fair			Ineffectiveness
	Hedged items in	value of hedged	value of hedging		Gains (losses)	recognized in
	qualifying cash flow	items for	instruments for	Gains (losses)	reclassified from	Total
For the six months	hedging	ineffectiveness	ineffectiveness	deferred in AOCI	AOCI into Total	investment
ended June 30, 2023	relationships	measurement	measurement	on derivatives	investment result	result
Interest rate risk
Treasury lock	Forecasted liability issuance	$(3)	$3	$3	$–	$–
Foreign exchange risk
Foreign currency swaps	Fixed rate liabilities	15	(15)	(15)	(17)	–
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	(21)	21	21	14	–
Equity price risk
Equity contracts	Stock-based compensation	–	–	–	2	–
CPI risk
Interest rate swaps(1)	Inflation linked insurance liabilities	(92)	92	92	69	–
Total		$(101)	$101	$101	$68	$–

		Change in fair	Change in fair			Ineffectiveness
	Hedged items in	value of hedged	value of hedging		Gains (losses)	recognized in
	qualifying cash flow	items for	instruments for	Gains (losses)	reclassified from	Total
For the year ended	hedging	ineffectiveness	ineffectiveness	deferred in AOCI	AOCI into Total	investment
December 31, 2022	relationships	measurement	measurement	on derivatives	investment result	result
Foreign exchange risk
Foreign currency swaps	Fixed rate assets	$1	$(1)	$(1)	$(1)	$–
	Fixed rate liabilities	(34)	34	34	35	–
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	(175)	175	175	(49)	–
Equity price risk
Equity contracts	Stock-based compensation	(2)	2	2	6	–
Total		$(210)	$210	$210	$(9)	$–

(1)	Gains (losses) deferred in AOCI on derivatives are presented in AOCI under Insurance finance income (expense).

The Company anticipates that net losses of approximately $11 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 14 years with exception to CPI hedge relationships where the maximum time frame for which variable cash flows are hedged is 26 years.

Hedges of net investments in foreign operations

The Company may use non-functional currency denominated long-term debt, forward currency contracts, and cross currency swaps to mitigate the foreign exchange translation risk of net investments in foreign operations. Refer to note 8.

Manulife Financial Corporation – Second Quarter 2023	120

The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

		Change in fair		Gains (losses)
	Change in fair	value of		reclassified	Ineffectiveness
	value of hedged	hedging		from AOCI	recognized in
	items for	instruments for	Gains (losses)	into Total	Total
	ineffectiveness	ineffectiveness	deferred in	investment	investment
For the six months ended June 30, 2023	measurement	measurement	AOCI	result	result
Non-functional currency denominated debt	$(170)	$170	$170	$–	$–
Forward currency contracts	(24)	24	24	–	–
Total	$(194)	$194	$194	$–	$–

		Change in fair		Gains (losses)
	Change in fair	value of		reclassified	Ineffectiveness
	value of hedged	hedging		from AOCI	recognized in
	items for	instruments for	Gains (losses)	into Total	Total
	ineffectiveness	ineffectiveness	deferred in	investment	investment
For the year ended December 31, 2022	measurement	measurement	AOCI	result	result
Non-functional currency denominated debt	$458	$(458)	$(458)	$–	$–
Forward currency contracts	(14)	14	14	–	–
Total	$444	$(444)	$(444)	$–	$–

The table below details the movement in the Company’s net investment hedge reserve.

As at	June 30, 2023	December 31, 2022
Balances in the foreign currency translation reserve for continuing hedges	$57	$(137)
Balances remaining in the cash flow hedge reserve on de-designated hedges	–	–
Total	$57	$(137)

Reconciliation of accumulated other comprehensive income (loss) related to cash flow hedges

						Reclassification
						adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss),	recognized in	Reclassification	income (loss),	hedges as	no longer
For the six months	beginning of the	AOCI during	from AOCI to	end of the	hedged item	expected to
ended June 30, 2023	period	the period	income	period	affects income	occur
Interest rate risk	$–	$3	$–	$3	$–	$–
Interest rate and foreign exchange risk	(114)	21	14	(107)	–	–
Foreign exchange translation risk	5	(15)	(17)	7	–	–
CPI risk	–	92	69	23	–	–
Equity price risk	2	–	2	–	–	–
Total	$(107)	$101	$68	$(74)	$–	$–

						Reclassification
						adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss),	recognized in	Reclassification	income (loss),	hedges as	no longer
For the year ended	beginning of the	AOCI during	from AOCI to	end of the	hedged item	expected to
December 31, 2022	period	the period	income	period	affects income	occur
Interest rate risk	$–	$–	$–	$–	$–	$–
Interest rate and foreign exchange risk	(313)	175	(49)	(89)	–	–
Foreign exchange translation risk	3	33	34	2	–	–
CPI risk	–	–	–	–	–	–
Equity price risk	6	2	6	2	–	–
Total	$(304)	$210	$(9)	$(85)	$–	$–

Manulife Financial Corporation – Second Quarter 2023	121

Reconciliation of accumulated other comprehensive income (loss) related to net investment hedges

Reclassification
adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss),	recognized in	Reclassification	income (loss),	hedges as	no longer
For the six months ended	beginning of the	AOCI during	from AOCI to	end of the	hedged item	expected to
June 30, 2023	period	the period	Income	period	affects income	occur
Foreign exchange translation risk	$(137)	$194	$–	$57	$–	$–

Reclassification adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss),	recognized in	Reclassification	income (loss),	hedges as	no longer
For the year ended December 31, 2022	beginning of the period	AOCI during the period	from AOCI to income	end of the period	hedged item affects income	expected to occur
Foreign exchange translation risk	$307	$(444)	$–	$(137)	$–	$–

Cost of hedging

The Company has elected to apply cost of hedging guidance retrospectively for certain hedging relationships existing on January 1, 2023. The excluded components from hedging relationships related to forward elements and foreign currency basis spreads are presented in AOCI as cost of hedging and the following table provides details of the movement in the cost of hedging by hedged risk category.

For the six months
ended June 30, 2023
Foreign exchange risk
Balance, beginning of year	$(3)
Changes in fair value	–
Balance, end of period	$(3)
Foreign exchange and interest rate risk
Balance, beginning of year	$25
Changes in fair value	(2)
Balance, end of period	$23

(c)	Derivatives not designated in qualifying hedge accounting relationships

The Company uses derivatives to economically hedge various financial risks, however, not all derivatives qualify for hedge accounting requirements and in some cases, the Company has not elected to apply hedge accounting. As noted above, upon adoption of IFRS 9, the Company has designated additional existing derivatives in hedge accounting relationships. Below are the investment income impacts of derivatives not designated in qualifying hedge accounting relationships.

Investment income on derivatives not designated in qualifying hedge accounting relationships

	For the six months	For the year ended
	ended June 30, 2023	December 31, 2022
Interest rate swaps	$201	$(3,428)
Interest rate futures	70	(431)
Interest rate options	–	(258)
Foreign currency swaps	(254)	1,171
Currency rate futures	(12)	(103)
Forward contracts	259	(7,561)
Equity futures	(335)	794
Equity contracts	224	(818)
Total	$153	$(10,634)

Manulife Financial Corporation – Second Quarter 2023	122

(d) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. Claims recovered under reinsurance ceded contracts offset claims expenses and claims paid on the reinsurance assumed. As at June 30, 2023, reinsurance ceded guaranteed minimum income benefits had a fair value of $450 (December 31, 2022 – $535) and reinsurance assumed guaranteed minimum income benefits had a fair value of $52 (December 31, 2022 – $58).

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance contract. As at June 30, 2023, these embedded derivative liabilities had a fair value of $342 (December 31, 2022 – $395).

Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Note 5 Insurance and Reinsurance Contract Assets and Liabilities

(a) Movements in carrying amounts of insurance and reinsurance contracts

The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for each reporting segment. The changes are due to cash flows and amounts recognized in income and OCI.

There are two types of tables presented:

•

Tables which analyze movements in the liabilities for remaining coverage and liabilities for incurred claims separately and reconciles them to the relevant Consolidated Statements of Income and Consolidated Statements of Comprehensive Income line items.

•	Tables which analyze movements of contracts by measurement components including estimates of the present value of future cash flows, risk adjustment and CSM for portfolios.

Manulife Financial Corporation – Second Quarter 2023	123

Insurance contracts

The following table presents the movement in the net assets or liabilities for insurance contracts issued, showing the liabilities for remaining coverage and the liabilities for incurred claims.

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(659)	$–	$7	$(12)	$–	$(9)	$(673)
Opening insurance contract liabilities	335,711	1,328	7,135	10,877	602	(796)	354,857
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net opening balance, January 1, 2023	445,268	1,328	7,142	10,865	602	(805)	464,400
Insurance revenue
Expected incurred claims and other insurance service result	(6,235)	–	–	–	–	–	(6,235)
Change in risk adjustment for non-financial risk expired	(717)	–	–	–	–	–	(717)
CSM recognized for services provided	(1,032)	–	–	–	–	–	(1,032)
Recovery of insurance acquisition cash flows	(381)	–	–	–	–	–	(381)
Contracts under Premium Allocation Approach (“PAA”)	(2,978)	–	–	–	–	–	(2,978)
	(11,343)	–	–	–	–	–	(11,343)
Insurance service expense
Incurred claims and other insurance service expenses	–	(272)	6,481	2,715	151	–	9,075
Losses and reversal of losses on onerous contracts (future service)	–	122	–	–	–	–	122
Changes to liabilities for incurred claims (past service)	–	–	(30)	(548)	(136)	–	(714)
Amortization of insurance acquisition cash flows	791	–	–	–	–	–	791
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	791	(150)	6,451	2,167	15	–	9,274
Investment components and premium refunds	(9,350)	–	8,606	744	–	–	–
Insurance service result	(19,902)	(150)	15,057	2,911	15	–	(2,069)
Insurance finance (income) expense	13,882	13	(91)	348	(5)	–	14,147
Effects of movements in foreign exchange rates	(9,637)	(43)	(116)	(8)	–	6	(9,798)
Total changes in income and OCI	(15,657)	(180)	14,850	3,251	10	6	2,280
Cash flows
Premiums and premium tax received	24,484	–	–	–	–	–	24,484
Claims and other insurance service expenses paid, including investment components	–	–	(15,438)	(3,961)	–	–	(19,399)
Insurance acquisition cash flows	(3,456)	–	–	–	–	–	(3,456)
Total cash flows	21,028	–	(15,438)	(3,961)	–	–	1,629
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(142)	–	–	–	–	142	–
Acquisition cash flows incurred in the period	–	–	–	–	–	(84)	(84)
Movements related to insurance contract liabilities for account of segregated fund holders	2,313	–	–	–	–	–	2,313
Net closing balance	452,810	1,148	6,554	10,155	612	(741)	470,538
Closing insurance contract assets	(327)	3	(55)	(18)	–	(7)	(404)
Closing insurance contract liabilities	340,608	1,145	6,609	10,173	612	(734)	358,413
Closing insurance contract liabilities for account of segregated fund holders	112,529	–	–	–	–	–	112,529
Net closing balance, June 30, 2023	$452,810	$1,148	$6,554	$10,155	$612	$(741)	$470,538

Insurance finance (income) expense (“IFIE”)
Insurance finance (income) expense, per disclosure above							$14,147
Reclassification of derivative OCI to IFIE – cash flow hedges							(92)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge							(935)
Insurance finance (income) expense, per disclosure in note 5 (f)							$13,120

Manulife Financial Corporation – Second Quarter 2023	124

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(842)	$–	$60	$27	$–	$(217)	$(972)
Opening insurance contract liabilities	388,585	303	4,342	12,230	689	(528)	405,621
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	–	130,836
Net opening balance, January 1, 2022	518,579	303	4,402	12,257	689	(745)	535,485
Insurance revenue
Expected incurred claims and other insurance service result	(13,019)	–	–	–	–	–	(13,019)
Change in risk adjustment for non-financial risk expired	(1,665)	–	–	–	–	–	(1,665)
CSM recognized for service provided	(2,298)	–	–	–	–	–	(2,298)
Recovery of insurance acquisition cash flows	(534)	–	–	–	–	–	(534)
Contracts under PAA	(5,602)	–	–	–	–	–	(5,602)
	(23,118)	–	–	–	–	–	(23,118)
Insurance service expense
Incurred claims and other insurance service expenses	–	233	12,775	5,982	266	–	19,256
Losses and reversal of losses on onerous contracts (future service)	–	742	–	–	–	–	742
Changes to liabilities for incurred claims (past service)	–	–	(41)	(1,554)	(353)	–	(1,948)
Amortization of insurance acquisition cash flows	1,285	–	–	–	–	–	1,285
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	1,285	975	12,734	4,428	(87)	–	19,335
Investment components and premium refunds	(18,222)	–	16,514	1,708	–	–	–
Insurance service result	(40,055)	975	29,248	6,136	(87)	–	(3,783)
Insurance finance (income) expense	(68,375)	9	762	(1,229)	–	–	(68,833)
Effects of movements in foreign exchange rates	15,811	41	211	12	–	(14)	16,061
Total changes in income and OCI	(92,619)	1,025	30,221	4,919	(87)	(14)	(56,555)
Cash flows
Premiums and premium tax received	46,340	–	–	–	–	–	46,340
Claims and other insurance service expenses paid, including investment components	–	–	(27,481)	(6,311)	–	–	(33,792)
Insurance acquisition cash flows	(6,266)	–	–	–	–	–	(6,266)
Total cash flows	40,074	–	(27,481)	(6,311)	–	–	6,282
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(146)	–	–	–	–	146	–
Acquisition cash flows incurred in the period	–	–	–	–	–	(192)	(192)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	–	(20,620)
Net closing balance	445,268	1,328	7,142	10,865	602	(805)	464,400
Closing insurance contract assets	(659)	–	7	(12)	–	(9)	(673)
Closing insurance contract liabilities	335,711	1,328	7,135	10,877	602	(796)	354,857
Closing insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net closing balance, December 31, 2022	$445,268	$1,328	$7,142	$10,865	$602	$(805)	$464,400

Manulife Financial Corporation – Second Quarter 2023	125

Insurance contracts

The following table presents the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment and CSM.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(1,827)	$512	$100	$557	$–	$(658)
Opening GMM and VFA insurance contract liabilities	297,975	25,750	17,105	2,087	(56)	342,861
Opening PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	110,216
Net opening balance, January 1, 2023	418,489	26,867	17,205	2,644	(805)	464,400
CSM recognized for services provided	–	–	(875)	(157)	–	(1,032)
Change in risk adjustment for non-financial risk for risk expired	–	(826)	–	–	–	(826)
Experience adjustments	135	–	–	–	–	135
Changes that relate to current services	135	(826)	(875)	(157)	–	(1,723)
Contracts initially recognized during the period	(1,609)	707	–	1,089	–	187
Changes in estimates that relate to change in non-financial assumptions and experience	786	(75)	(473)	(238)	–	–
Changes in estimates that relate to time value of money and changes in financial assumptions for direct participation contracts	(972)	199	714	59	–	–
Total changes in estimates that adjust the CSM	(186)	124	241	(179)	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	(69)	5	–	–	–	(64)
Changes that relate to future services	(1,864)	836	241	910	–	123
Adjustments to liabilities for incurred claims	(27)	(3)	–	–	–	(30)
Changes that relate to past services	(27)	(3)	–	–	–	(30)
Insurance service result	(1,756)	7	(634)	753	–	(1,630)
Insurance finance (income) expense	12,625	969	139	32	–	13,765
Effects of movements in foreign exchange rates	(8,447)	(829)	(388)	(74)	–	(9,738)
Total changes in income and OCI	2,422	147	(883)	711	–	2,397
Total cash flows	1,385	–	–	–	–	1,385
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(3)	–	–	–	3	–
Acquisition cash flows incurred in the period	–	–	–	–	(4)	(4)
Change in PAA balance	(29)	11	–	–	65	47
Movements related to insurance contract liabilities for account of segregated fund holders	2,313	–	–	–	–	2,313
Net closing balance	424,577	27,025	16,322	3,355	(741)	470,538
Closing GMM and VFA insurance contract assets	(858)	243	65	167	–	(383)
Closing GMM and VFA insurance contract liabilities	300,810	26,166	16,257	3,188	(57)	346,364
Closing PAA insurance contract net liabilities	12,096	616	–	–	(684)	12,028
Closing insurance contract liabilities for account of segregated fund insurance holders	112,529	–	–	–	–	112,529
Net closing balance, June 30, 2023	$424,577	$27,025	$16,322	$3,355	$(741)	$470,538

Insurance finance (income) expense
Insurance finance (income) expense, per disclosure above						$13,765
Reclassification of derivative OCI to IFIE - cash flow hedges						(92)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge						(909)
PAA items:
PAA IFIE per disclosure						382
PAA Reclassification of derivative OCI to IFIE – cash flow hedges						–
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge						(26)
Insurance finance (income) expense, per disclosure in note 5 (f)						$13,120

Manulife Financial Corporation – Second Quarter 2023	126

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(1,955)	$365	$179	$453	$–	$(958)
Opening GMM and VFA insurance contract liabilities	341,125	30,780	19,842	992	(54)	392,685
Opening PAA insurance contract net liabilities	12,919	694	–	–	(691)	12,922
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	130,836
Net opening balance, January 1, 2022	482,925	31,839	20,021	1,445	(745)	535,485
CSM recognized for services provided	–	–	(2,064)	(234)	–	(2,298)
Change in risk adjustment for non-financial risk for risk expired	–	(1,582)	–	–	–	(1,582)
Experience adjustments	6	–	–	–	–	6
Changes that relate to current services	6	(1,582)	(2,064)	(234)	–	(3,874)
Contracts initially recognized during the period	(2,880)	1,396	35	1,963	–	514
Changes in estimates that relate to change in non-financial assumptions and experience	3,988	(459)	(3,030)	(499)	–	–
Changes in estimates that relate to time value of money and changes in financial assumptions for direct participation contracts	(611)	(535)	1,293	(147)	–	–
Total changes in estimates that adjust the CSM	3,377	(994)	(1,737)	(646)	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	229	(2)	–	–	–	227
Changes that relate to future services	726	400	(1,702)	1,317	–	741
Adjustments to liabilities for incurred claims	(33)	(7)	–	–	–	(40)
Changes that relate to past services	(33)	(7)	–	–	–	(40)
Insurance service result	699	(1,189)	(3,766)	1,083	–	(3,173)
Insurance finance (income) expense	(62,812)	(5,105)	311	31	–	(67,575)
Effects of movements in foreign exchange rates	13,898	1,411	639	85	–	16,033
Total changes in income and OCI	(48,215)	(4,883)	(2,816)	1,199	–	(54,715)
Total cash flows	5,198	–	–	–	–	5,198
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(5)	–	–	–	5	–
Acquisition cash flows incurred in the period	–	–	–	–	(7)	(7)
Change in PAA balance	(794)	(89)	–	–	(58)	(941)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	(20,620)
Net closing balance	418,489	26,867	17,205	2,644	(805)	464,400
Closing GMM and VFA insurance contract assets	(1,827)	512	100	557	–	(658)
Closing GMM and VFA insurance contract liabilities	297,975	25,750	17,105	2,087	(56)	342,861
Closing PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Closing insurance contract liabilities for account of segregated fund insurance holders	110,216	–	–	–	–	110,216
Net closing balance, December 31, 2022	$418,489	$26,867	$17,205	$2,644	$(805)	$464,400

Manulife Financial Corporation – Second Quarter 2023	127

Reinsurance contracts held

The following table presents the movement in the net assets or liabilities for reinsurance contracts held, showing assets for remaining coverage and amounts recoverable on incurred claims arising from business ceded to reinsurers.

	Assets for remaining coverage		Assets for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Total
Opening reinsurance contract held assets	$37,853	$209	$7,521	$280	$8	$45,871
Opening reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net opening balance, January 1, 2023	35,657	213	7,384	218	8	43,480
Changes in income and OCI
Allocation of reinsurance premium paid	(3,227)	–	–	–	–	(3,227)
Amounts recoverable from reinsurers
Recoveries of incurred claims and other insurance service expenses	–	(20)	2,593	289	–	2,862
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	35	–	–	–	35
Adjustments to assets for incurred claims	–	–	3	(12)	6	(3)
Insurance service result	(3,227)	15	2,596	277	6	(333)
Investment components and premium refunds	(786)	–	786	–	–	–
Net expenses from reinsurance contracts	(4,013)	15	3,382	277	6	(333)
Net finance (income) expense from reinsurance contracts	222	4	(46)	6	2	188
Effect of changes in non-performance risk of reinsurers	(11)	–	–	–	–	(11)
Effects of movements in foreign exchange rates	(822)	(5)	(153)	–	–	(980)
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(4,624)	14	3,183	283	8	(1,136)
Cash flows
Premiums paid	2,358	–	–	–	–	2,358
Amounts received	–	–	(3,509)	(287)	–	(3,796)
Total cash flows	2,358	–	(3,509)	(287)	–	(1,438)
Net closing balance	33,391	227	7,058	214	16	40,906
Closing reinsurance contract held assets	35,739	226	7,121	284	16	43,386
Closing reinsurance contract held liabilities	(2,348)	1	(63)	(70)	–	(2,480)
Net closing balance, June 30, 2023	$33,391	$227	$7,058	$214	$16	$40,906

	Assets for remaining coverage		Assets for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Total
Opening reinsurance contract held assets	$45,699	$79	$6,740	$303	$8	$52,829
Opening reinsurance contract held liabilities	(2,030)	19	(27)	(41)	–	(2,079)
Net opening balance, January 1, 2022	43,669	98	6,713	262	8	50,750
Changes in income and OCI
Allocation of reinsurance premium paid	(6,024)	–	–	–	–	(6,024)
Amounts recoverable from reinsurers
Recoveries of incurred claims and other insurance service expenses	–	(30)	4,925	417	(4)	5,308
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	132	–	–	–	132
Adjustments to assets for incurred claims	–	–	3	(33)	(9)	(39)
Insurance service result	(6,024)	102	4,928	384	(13)	(623)
Investment components and premium refunds	(1,341)	–	1,341	–	–	–
Net expenses from reinsurance contracts	(7,365)	102	6,269	384	(13)	(623)
Net finance (income) expense from reinsurance contracts	(9,586)	5	446	(14)	13	(9,136)
Effect of changes in non-performance risk of reinsurers	97	–	–	–	–	97
Effects of movements in foreign exchange rates	2,683	8	455	–	–	3,146
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(14,171)	115	7,170	370	–	(6,516)
Cash flows
Premiums paid	6,159	–	–	–	–	6,159
Amounts received	–	–	(6,499)	(414)	–	(6,913)
Total cash flows	6,159	–	(6,499)	(414)	–	(754)
Net closing balance	35,657	213	7,384	218	8	43,480
Closing reinsurance contract held assets	37,853	209	7,521	280	8	45,871
Closing reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net closing balance, December 31, 2022	$35,657	$213	$7,384	$218	$8	$43,480

Manulife Financial Corporation – Second Quarter 2023	128

Reinsurance contracts held

The following table presents the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$39,656	$4,049	$1,774	$99	$45,578
Opening reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Opening PAA reinsurance contract net assets	240	8	–	–	248
Net opening balance, January 1, 2023	35,977	5,631	1,735	137	43,480
CSM recognized for services received	–	–	(142)	29	(113)
Change in risk adjustment for non-financial risk for risk expired	–	(237)	–	–	(237)
Experience adjustments	(7)	–	–	–	(7)
Changes that relate to current services	(7)	(237)	(142)	29	(357)
Contracts initially recognized during the year	(28)	221	–	(149)	44
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	3	(12)	(9)
Changes in estimates that adjust the CSM	(9)	15	(10)	4	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	23	(22)	–	–	1
Changes that relate to future services	(14)	214	(7)	(157)	36
Adjustments to liabilities for incurred claims	4	–	–	–	4
Changes that relate to past services	4	–	–	–	4
Insurance service result	(17)	(23)	(149)	(128)	(317)
Insurance finance (income) expense from reinsurance contracts	(84)	250	31	(18)	179
Effects of changes in non-performance risk of reinsurers	(11)	–	–	–	(11)
Effects of movements in foreign exchange rates	(764)	(181)	(32)	(2)	(979)
Total changes in income and OCI	(876)	46	(150)	(148)	(1,128)
Total cash flows	(1,454)	–	–	–	(1,454)
Change in PAA balance	–	8	–	–	8
Net closing balance	33,647	5,685	1,585	(11)	40,906
Closing reinsurance contract held assets	37,548	4,113	1,483	(62)	43,082
Closing reinsurance contract held liabilities	(4,141)	1,556	102	51	(2,432)
Closing PAA reinsurance contract net assets	240	16	–	–	256
Net closing balance, June 30, 2023	$33,647	$5,685	$1,585	$(11)	$40,906

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$46,025	$4,977	$2,012	$(501)	$52,513
Opening reinsurance contract held liabilities	(5,138)	1,719	1,262	105	(2,052)
Opening PAA reinsurance contract net assets	281	8	–	–	289
Net opening balance, January 1, 2022	41,168	6,704	3,274	(396)	50,750
CSM recognized for services received	–	–	(231)	(74)	(305)
Change in risk adjustment for non-financial risk for risk expired	–	(424)	–	–	(424)
Experience adjustments	9	–	–	–	9
Changes that relate to current services	9	(424)	(231)	(74)	(720)
Contracts initially recognized during the year	(1,276)	717	(7)	717	151
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	(15)	(50)	(65)
Changes in estimates that adjust the CSM	1,337	173	(1,440)	(70)	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	106	(60)	–	–	46
Changes that relate to future services	167	830	(1,462)	597	132
Adjustments to liabilities for incurred claims	3	–	–	–	3
Changes that relate to past services	3	–	–	–	3
Insurance service result	179	406	(1,693)	523	(585)
Insurance finance (income) expense from reinsurance contracts	(7,463)	(1,715)	56	(14)	(9,136)
Effects of changes in non-performance risk of reinsurers	97	–	–	–	97
Effects of movements in foreign exchange rates	2,787	236	98	24	3,145
Total changes in income and OCI	(4,400)	(1,073)	(1,539)	533	(6,479)
Total cash flows	(750)	–	–	–	(750)
Change in PAA balance	(41)	–	–	–	(41)
Net closing balance	35,977	5,631	1,735	137	43,480
Closing reinsurance contract held assets	39,656	4,049	1,774	99	45,578
Closing reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Closing PAA reinsurance contract net assets	240	8	–	–	248
Net closing balance, December 31, 2022	$35,977	$5,631	$1,735	$137	$43,480

Manulife Financial Corporation – Second Quarter 2023	129

(b)	Insurance revenue by transition method

The following table provides information as a supplement to the insurance revenue disclosures in note 5 (a).

For the six months ended June 30, 2023	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$1,231	$1,643	$4,780	$(9)	$7,645
Contracts under the full retrospective method	303	17	87	–	407
Other contracts	958	2,456	(161)	38	3,291
Total	$2,492	$4,116	$4,706	$29	$11,343

For the year ended December 31, 2022	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$2,656	$3,370	$9,901	$(96)	$15,831
Contracts under the full retrospective method	666	122	76	–	864
Other contracts	1,412	4,625	268	118	6,423
Total	$4,734	$8,117	$10,245	$22	$23,118

(c)	Effect of new business recognized in the period

The following table presents components of new business for insurance contracts issued for the periods presented.

	For the six months ended June 30, 2023		For the year ended December 31, 2022
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$7,952	$2,089	$13,316	$5,572
Insurance acquisition cash flows	1,346	350	2,809	838
Claims and other insurance service expenses payable	6,606	1,739	10,507	4,734
Estimates of present value of cash inflows	(9,608)	(2,042)	(16,346)	(5,422)
Risk adjustment for non-financial risk	567	140	1,032	364
Contractual service margin	1,089	–	1,998	–
Amount included in insurance contract liabilities for the period	$–	$187	$–	$514

The following table presents components of new business for reinsurance contracts held portfolios for the periods presented:

	For the six months ended June 30, 2023	For the year ended December 31, 2022
New business reinsurance contracts
Estimates of present value of cash outflows	$(479)	$(7,894)
Estimates of present value of cash inflows	451	6,618
Risk adjustment for non-financial risk	221	717
Contractual service margin	(149)	710
Amount included in reinsurance assets for the period	$44	$151

(d)	Expected recognition of contractual service margin

The following table presents expectations for the timing of recognition of CSM in income in future years.

As at December 31, 2022	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada
Insurance contracts issued	$333	$1,088	$936	$1,015	$620	$3,992
Reinsurance contracts held	(36)	(100)	(69)	(62)	(48)	(315)
	297	988	867	953	572	3,677
US
Insurance contracts issued	541	1,770	1,468	1,375	547	5,701
Reinsurance contracts held	(189)	(586)	(433)	(296)	(62)	(1,566)
	352	1,184	1,035	1,079	485	4,135
Asia
Insurance contracts issued	922	2,933	2,442	2,435	1,516	10,248
Reinsurance contracts held	(17)	(79)	(55)	5	11	(135)
	905	2,854	2,387	2,440	1,527	10,113
Corporate
Insurance contracts issued	(8)	(27)	(23)	(24)	(10)	(92)
Reinsurance contracts held	12	40	35	38	19	144
	4	13	12	14	9	52
Total	$1,558	$5,039	$4,301	$4,486	$2,593	$17,977

Manulife Financial Corporation – Second Quarter 2023	130

(e)	Amortization of contractual service margin

The CSM represents the unearned profit for a group of insurance contracts where the Company will recognize in insurance revenue as it provides insurance services in the period. The amortization of the CSM as insurance revenue is determined by (1) identifying the coverage units in the group, (2) allocating the CSM at the end of the period (before amortizing any amounts in insurance revenue in the current period) equally to each coverage unit provided in the period and expected to be provided in future periods, and (3) recognizing in insurance revenue the amount allocated to coverage units provided in the current period.

The number of coverage units is the quantity of services provided by the contracts in the group, determined by considering for each contract the quantity of benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date.

(f)	Investment income and insurance finance income and expense

For the three months ended June 30, 2023	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$3,150	$782	$3,932
Net gains (losses) on financial assets at FVTPL	(167)	238	71
Unrealized gains (losses) on FVOCI assets	(414)	(459)	(873)
Impairment loss on financial assets	19	2	21
Investment expenses	(98)	(168)	(266)
Interest on required surplus	129	(129)	–
Total investment return	2,619	266	2,885
Portion recognized in income (expense)	4,195	624	4,819
Portion recognized in OCI	(1,576)	(358)	(1,934)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(1,812)	6	(1,806)
Due to changes in interest rates and other financial assumptions	1,211	(62)	1,149
Changes in fair value of underlying items of direct participation contracts	(714)	–	(714)
Effects of risk mitigation option	1,048	–	1,048
Net foreign exchange income (expense)	(24)	–	(24)
Hedge accounting offset from insurance contracts issued	(33)	–	(33)
Reclassification of derivative OCI to IFIE – cash flow hedges	29	–	29
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	(344)	–	(344)
Other	119	–	119
Total insurance finance income (expense) from insurance contracts issued	(520)	(56)	(576)
Effect of movements in foreign exchange rates	(1,457)	–	(1,457)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	(1,977)	(56)	(2,033)
Portion recognized in income (expense), including effects of exchange rates	(3,756)	22	(3,734)
Portion recognized in OCI, including effects of exchange rates	1,779	(78)	1,701
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	325	(3)	322
Due to changes in interest rates and other financial assumptions	(1,130)	1	(1,129)
Changes in risk of non-performance of reinsurer	2	–	2
Other	(10)	–	(10)
Total reinsurance finance income (expense) from reinsurance contracts held	(813)	(2)	(815)
Effect of movements in foreign exchange rates	123	–	123
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(690)	(2)	(692)
Portion recognized in income (expense), including effects of foreign exchange rates	(326)	(5)	(331)
Portion recognized in OCI, including effects of exchange rates	(364)	3	(361)
Increase (decrease) in investment contract liabilities	(12)	(145)	(157)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	(60)	63	3
Amounts recognized in income (expense)	101	496	597
Amounts recognized in OCI	(161)	(433)	(594)

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Second Quarter 2023	131

For the three months ended June 30, 2022	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$3,459	$325	$3,784
Net gains (losses) on financial assets at FVTPL	(7,001)	(279)	(7,280)
Unrealized gains (losses) on FVOCI assets	(16,631)	(2,854)	(19,485)
Impairment loss on financial assets	–	(5)	(5)
Investment expenses	(91)	(209)	(300)
Interest on required surplus	127	(127)	–
Total investment return	(20,137)	(3,149)	(23,286)
Portion recognized in income (expense)	(2,172)	(282)	(2,454)
Portion recognized in OCI	(17,965)	(2,867)	(20,832)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(1,199)	3	(1,196)
Due to changes in interest rates and other financial assumptions	25,150	(123)	25,027
Changes in fair value of underlying items of direct participation contracts	4,458	–	4,458
Effects of risk mitigation option	196	–	196
Net foreign exchange income (expense)	(55)	–	(55)
Hedge accounting offset from insurance contracts issued	–	–	–
Reclassification of derivative OCI to IFIE – cash flow hedges	–	–	–
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	–	–	–
Other	69	(2)	67
Total insurance finance income (expense) from insurance contracts issued	28,619	(122)	28,497
Effect of movements in foreign exchange rates	(1,554)	–	(1,554)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	27,065	(122)	26,943
Portion recognized in income (expense), including effects of exchange rates	(1,793)	1	(1,792)
Portion recognized in OCI, including effects of exchange rates	28,858	(123)	28,735
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	146	(1)	145
Due to changes in interest rates and other financial assumptions	(3,309)	28	(3,281)
Changes in risk of non-performance of reinsurer	44	–	44
Other	92	–	92
Total reinsurance finance income (expense) from reinsurance contracts held	(3,027)	27	(3,000)
Effect of movements in foreign exchange rates	179	–	179
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(2,848)	27	(2,821)
Portion recognized in income (expense), including effects of foreign exchange rates	588	(3)	585
Portion recognized in OCI, including effects of exchange rates	(3,436)	30	(3,406)
Increase (decrease) in investment contract liabilities	(25)	(11)	(36)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	4,055	(3,255)	800
Amounts recognized in income (expense)	(3,402)	(295)	(3,697)
Amounts recognized in OCI	7,457	(2,960)	4,497

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Second Quarter 2023	132

For the six months ended June 30, 2023	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$5,998	$1,637	$7,635
Net gains (losses) on financial assets at FVTPL	1,582	229	1,811
Unrealized gains (losses) on FVOCI assets	6,103	1,033	7,136
Impairment loss on financial assets	(162)	(8)	(170)
Investment expenses	(199)	(378)	(577)
Interest on required surplus	261	(261)	–
Total investment return	13,583	2,252	15,835
Portion recognized in income (expense)	8,788	1,184	9,972
Portion recognized in OCI	4,795	1,068	5,863
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(3,631)	12	(3,619)
Due to changes in interest rates and other financial assumptions	(7,737)	(52)	(7,789)
Changes in fair value of underlying items of direct participation contracts	(3,722)	–	(3,722)
Effects of risk mitigation option	863	–	863
Net foreign exchange income (expense)	(46)	–	(46)
Hedge accounting offset from insurance contracts issued	(34)	–	(34)
Reclassification of derivative OCI to IFIE – cash flow hedges	92	–	92
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	935	–	935
Other	200	–	200
Total insurance finance income (expense) from insurance contracts issued	(13,080)	(40)	(13,120)
Effect of movements in foreign exchange rates	(1,582)	–	(1,582)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	(14,662)	(40)	(14,702)
Portion recognized in income (expense), including effects of exchange rates	(7,540)	28	(7,512)
Portion recognized in OCI, including effects of exchange rates	(7,122)	(68)	(7,190)
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	(288)	(6)	(294)
Due to changes in interest rates and other financial assumptions	570	(13)	557
Changes in risk of non-performance of reinsurer	(11)	–	(11)
Other	(75)	–	(75)
Total reinsurance finance income (expense) from reinsurance contracts held	196	(19)	177
Effect of movements in foreign exchange rates	64	–	64
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	260	(19)	241
Portion recognized in income (expense), including effects of foreign exchange rates	(645)	(8)	(653)
Portion recognized in OCI, including effects of exchange rates	905	(11)	894
Increase (decrease) in investment contract liabilities	(15)	(225)	(240)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	(834)	1,968	1,134
Amounts recognized in income (expense)	588	979	1,567
Amounts recognized in OCI	(1,422)	989	(433)

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Second Quarter 2023	133

For the six months ended June 30, 2022	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$6,819	$756	$7,575
Net gains (losses) on financial assets at FVTPL	(12,075)	(431)	(12,506)
Unrealized gains (losses) on FVOCI assets	(36,735)	(5,699)	(42,434)
Impairment loss on financial assets	–	(20)	(20)
Investment expenses	(178)	(384)	(562)
Interest on required surplus	254	(254)	–
Total investment return	(41,915)	(6,032)	(47,947)
Portion recognized in income (expense)	(3,065)	(477)	(3,542)
Portion recognized in OCI	(38,850)	(5,555)	(44,405)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(2,725)	5	(2,720)
Due to changes in interest rates and other financial assumptions	52,067	(283)	51,784
Changes in fair value of underlying items of direct participation contracts	8,817	–	8,817
Effects of risk mitigation option	1,593	–	1,593
Net foreign exchange income (expense)	(120)	–	(120)
Hedge accounting offset from insurance contracts issued	–	–	–
Reclassification of derivative OCI to IFIE – cash flow hedges	–	–	–
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	–	–	–
Other	289	(2)	287
Total insurance finance income (expense) from insurance contracts issued	59,921	(280)	59,641
Effect of movements in foreign exchange rates	(2,657)	(1)	(2,658)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	57,264	(281)	56,983
Portion recognized in income (expense), including effects of exchange rates	(2,698)	2	(2,696)
Portion recognized in OCI, including effects of exchange rates	59,962	(283)	59,679
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	335	(3)	332
Due to changes in interest rates and other financial assumptions	(7,567)	67	(7,500)
Changes in risk of non-performance of reinsurer	85	–	85
Other	161	–	161
Total reinsurance finance income (expense) from reinsurance contracts held	(6,986)	64	(6,922)
Effect of movements in foreign exchange rates	261	–	261
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(6,725)	64	(6,661)
Portion recognized in income (expense), including effects of foreign exchange rates	293	(5)	288
Portion recognized in OCI, including effects of exchange rates	(7,018)	69	(6,949)
Increase (decrease) in investment contract liabilities	(63)	(123)	(186)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	8,561	(6,372)	2,189
Amounts recognized in income (expense)	(5,533)	(603)	(6,136)
Amounts recognized in OCI	14,094	(5,769)	8,325

(1)	Non-insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – Second Quarter 2023	134

(g)	Significant judgements and estimates

(I)	Fulfilment cash flows

Fulfilment cash flows have three major components:

•	Estimate of future cash flows

•	An adjustment to reflect the time value of money and the financial risk related the future cash flows if not included in the estimate of future cash flows

•	A risk adjustment for non-financial risk

The determination of insurance fulfilment cash flows involves the use of estimates and assumptions. A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

Method used to measure insurance & reinsurance contract fulfilment cash flows

The Company primarily uses deterministic projection using best estimate assumption to determine the present value of future cash flows. For product features such as Universal Life minimum crediting rates guarantees, Participating life zero dividend floor implicit guarantees and variable annuities guarantees, the Company developed a stochastic approach to capture the asymmetry of the risk.

Determination of assumptions use for deterministic projections

For the deterministic projections, assumptions are made with respect to mortality, morbidity, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factors and assumption methodology		Risk management
Mortality	Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Mortality is monitored monthly.

Morbidity	Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Morbidity is also monitored monthly.

Manulife Financial Corporation – Second Quarter 2023	135

Policy termination	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.	The Company seeks to design products that minimize financial exposure to lapse, surrender and premium persistency risk. The Company monitors lapse, surrender and persistency experience.

Directly attributable expenses

Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The directly attributable expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Directly attributable acquisitions expenses are derived from internal cost studies.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Tax	Taxes reflect assumptions for future premium taxes and other non-income related taxes.	The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions.	The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience. Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.
The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to non-economic assumptions, the impact based on locked-in economic assumption would adjust the contractual service margin for general model and VFA contracts if there is any remaining contractual service margin for the group of policies where the change was made. This amount would then be recognized in income over the period of service provided. Changes could also impact net income and other comprehensive income to the extent that the contractual service margin has been deleted, or discount rates are different than the locked-in rates used to quantify changes to the contractual service margin.

(II)	Determination of discretionary changes

The terms of some contracts measured under the GMM give the Company discretion over the cash flows to be paid to the policyholders, either in their timing or in their amount. Changes in discretionary cash flows are regarded as relating to future service and accordingly adjusts the CSM. The Company determines how to identify a change in discretionary cash flows by specifying the basis on which it expects to determine its commitment under the contract; for example, based on a fixed interest rate, or on returns that vary based on specified asset returns. This determination is specified at the inception of the contract.

Manulife Financial Corporation – Second Quarter 2023	136

(III)	Discount rates

Insurance contract cash flows for non-participating business are discounted using risk free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. Cash flows that vary based on the returns of underlying items are adjusted to reflect their variability under these adjusted yield curves. Each yield curve is interpolated between the spot rate at the last observable market data point and an ultimate spot rate which reflects the long-term real interest rate plus inflation expectations.

For participating business, insurance contract cash flows that vary based on the returns of underlying items are discounted at rates reflecting that variability.

For insurance contracts with cash flows that vary with the returns of underlying items and where the present value is measured by stochastic modelling, the cash flows are both projected and discounted at scenario specific rates calibrated on average to be the risk free yield curves adjusted for liquidity.

The spot rates used for discounting the liability cash flows are as follows and include an illiquidity premium determined with reference to net asset spreads indicative of the liquidity characteristics of the liabilities by geography.

					June 30, 2023
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.77%	4.95%	5.15%	5.00%	4.76%	4.40%
		More liquid	30	70	5.72%	4.80%	4.84%	4.77%	4.67%	4.40%
U.S.	USD	Illiquid	30	70	5.97%	4.99%	5.54%	5.68%	5.18%	5.00%
		More liquid	30	70	5.89%	4.99%	5.42%	5.58%	5.07%	4.88%
Japan	JPY	Mixed	30	70	0.51%	0.63%	0.86%	1.36%	1.83%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.47%	4.69%	5.54%	5.01%	4.38%	3.80%

					December 31, 2022
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.29%	4.81%	5.35%	5.35%	5.03%	4.40%
		More liquid	30	70	5.21%	4.63%	4.97%	5.02%	4.91%	4.40%
U.S.	USD	Illiquid	30	70	5.28%	4.87%	5.74%	5.86%	5.34%	5.00%
		More liquid	30	70	5.23%	4.88%	5.61%	5.76%	5.23%	4.88%
Japan	JPY	Mixed	30	70	0.72%	0.98%	0.91%	1.70%	2.22%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.69%	4.95%	5.60%	4.99%	4.36%	3.80%

Amounts presented in income for policies where changes in assumptions that relate to financial risk do not have a substantial impact on amounts paid to policyholders reflect discount rates locked in beginning with the adoption of IFRS 17 or locked in at issue for later insurance contracts. These policies include term insurance, guaranteed whole life insurance, and health products including critical illness and long-term care. For policies where changes in assumptions to financial risk have a substantial impact on amounts paid to policyholders, discount rates are updated as future cash flows change due to changes in financial risk, so that the amount presented in income from future changes in financial variables is $nil. These policies include adjustable universal life contracts. Impacts from differences between current period rates and discount rates used to determine income are presented in other comprehensive income.

(IV)	Risk adjustment and confidence level used to determine risk adjustment

Risk adjustments for non-financial risk represent the compensation an entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the entity fulfils insurance contracts. The risk adjustment considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued.

The Company has estimated the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges of these margins are set by the Company and reviewed periodically.

The risk adjustment for non-financial risk for insurance contracts correspond to a 90% – 95% confidence level for all segments.

Manulife Financial Corporation – Second Quarter 2023	137

(V)	Investment component, investment-return service and investment-related service

The Company identifies the investment component, investment return-service (contract without direct participation features) and investment-related service (contract with direct participation features) of a contract as part of the product governance process.

Investment components are amounts that are to be paid to the policyholder under all circumstances. Investment components are excluded from insurance revenue and insurance service expenses.

Investment-return service and investment-related service are investment service rendered as part of an insurance contract and are part of the insurance contract service provided to the policyholder.

(VI)	Relative weighting of the benefit provided by insurance coverage, investment-return service and investment- related service

The contractual service margin is released into income, when insurance contract services are provided, by using coverage units. Coverage units represents the quantity of service (insurance coverage, investment-return and investment-related services) provided and are determined by considering the benefit provided under the contract and its expected coverage duration. When the relative size of the investment-related service coverage or the investment-return service coverage unit is disproportionate compared to the insurance service coverage unit, or vice-versa, the Company must determine a relative weighting of the services to reflect the delivery of each of those services. The Company identifies the coverage units as part of the product governance process and did not identify contracts where such weighting was required.

(h)	Composition of underlying items

The following table sets out the composition and fair value of the underlying items supporting the Company’s liabilities for direct participation contracts at the reporting date.

	December 31, 2022
As at	Participating	Variable annuity	Unit linked
Underlying assets
Debt securities	$39,894	$–	$–
Public equities	12,119	–	–
Mortgages	3,813	–	–
Private placements	5,666	–	–
Real estate	3,190	–	–
Other	26,009	69,033	13,476
Total	$90,691	$69,033	$13,476

(i)	Insurance and reinsurance contracts contractual obligations – maturity analysis and amounts payable on demand

The table below represents the maturity of the insurance and reinsurance contract liabilities.

As at December 31, 2022

Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$3,091	$4,976	$7,224	$9,212	$11,223	$996,460	$1,032,186
Reinsurance contract liabilities(1)	235	237	250	243	337	5,320	6,622

(1)

Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amount from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

Manulife Financial Corporation – Second Quarter 2023	138

The amounts from insurance contract liabilities that are payable on demand are set out below.

	December 31, 2022
As at	Amounts payable on demand	Carrying amount
Asia	$85,144	$108,196
Canada	25,745	52,300
U.S.	56,027	72,915
Total	$166,916	$233,411

The amounts payable on demand represent the policyholders’ cash and/or account values less applicable surrender fees as at the time of the reporting date. Segregated fund insurance net liabilities are excluded from the amounts payable on demand and the carrying amount.

(j)	Reinsurance transaction

On November 15, 2021 and October 3, 2022, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), entered into reinsurance agreements with Venerable Holdings, Inc. to reinsure a block of legacy U.S. variable annuity (“VA”) policies. Under the terms of the transaction, the Company will retain responsibility for the maintenance of the policies with no intended impact to VA policyholders. The transaction was structured as coinsurance for the general fund liabilities and modified coinsurance for the segregated fund liabilities.

The transaction closed on February 1, 2022 and October 3, 2022, respectively, resulting in a cumulative pre-tax decrease to the contractual service margin of $905, recognized in 2022.

Note 6 Investment Contract Liabilities

Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at FVTPL or at amortized cost.

As at June 30, 2023, the fair value of investment contract liabilities measured at fair value was $746 (December 31, 2022 – $798). The carrying value and fair value of investment contract liabilities measured at amortized cost were $9,811 and $9,499, respectively (December 31, 2022 – $9,281 and $9,034, respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $9,779 and $9,467, respectively (December 31, 2022 – $9,243 and $8,996, respectively).

Note 7 Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2022 Annual Consolidated Financial Statements as well as the denoted text and tables in the “Risk Management and Risk Factors” section of the Company’s MD&A in the Company’s 2022 Annual Report.

(a)	Risk disclosures included in the Second Quarter 2023 MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted text and tables in the “Risk Management and Risk Factors” section of the Second Quarter 2023 MD&A. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.

Manulife Financial Corporation – Second Quarter 2023	139

(b)	Credit risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – Second Quarter 2023	140

(I)	Credit quality

The following tables present the gross carrying amount of financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, and other significant credit risk exposures from loan commitments by credit quality ratings, presenting separately Stage 1, Stage 2, and Stage 3 allowances.

As at June 30, 2023	Stage 1	Stage 2	Stage 3	Total
Debt securities
Investment grade	$190,724	$1,409	$–	$192,133
Non-investment grade	4,493	675	13	5,181
Default	–	–	–	–
Total	195,217	2,084	13	197,314
Allowance for credit losses on assets measured at amortized cost	1	–	–	1
Net of allowance	195,216	2,084	13	197,313
Allowance for credit losses on assets measured at FVOCI	268	69	13	350
Private placements
Investment grade	38,928	817	–	39,745
Non-investment grade	4,331	565	95	4,991
Total	43,259	1,382	95	44,736
Allowance for credit losses on assets measured at amortized cost	1	–	–	1
Net of allowance	43,258	1,382	95	44,735
Allowance for credit losses on assets measured at FVOCI	136	52	65	253
Commercial mortgages
AAA	664	–	–	664
AA	6,223	–	–	6,223
A	15,321	40	–	15,361
BBB	4,723	727	–	5,450
BB	72	369	–	441
B and lower	131	66	110	307
Total	27,134	1,202	110	28,446
Allowance for credit losses on assets measured at amortized cost	1	2	–	3
Net of allowance	27,133	1,200	110	28,443
Allowance for credit losses on assets measured at FVOCI	41	28	129	198
Residential mortgages
Performing	19,314	2,653	–	21,967
Non-performing	–	–	38	38
Total	19,314	2,653	38	22,005
Allowance for credit losses on assets measured at amortized cost	2	3	2	7
Net of allowance	19,312	2,650	36	21,998
Allowance for credit losses on assets measured at FVOCI	–	–	–	–
Loans to Bank clients
Performing	2,503	129	–	2,632
Non-performing	–	–	11	11
Total	2,503	129	11	2,643
Allowance for credit losses on assets measured at amortized cost	4	3	4	11
Net of allowance	2,499	126	7	2,632
Allowance for credit losses on assets measured at FVOCI	–	–	–	–
Other invested assets
Investment grade	–	–	–	–
Below investment grade	300	–	–	300
Default	–	–	–	–
Total	300	–	–	300
Allowance for credit losses on assets measured at amortized cost	–	–	–	–
Net of allowance	300	–	–	300
Allowance for credit losses on assets measured at FVOCI	12	–	–	12
Loan commitments
Allowance for credit losses	5	–	–	5
Net of allowance, total	$287,718	$7,442	$261	$295,421

Manulife Financial Corporation – Second Quarter 2023	141

(II)	Allowance for credit losses

The following table provides details on the allowance for credit losses by stage as at and for the six months ended June 30, 2023 and under IFRS 9.

	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2023	$511	$141	$72	$724
Net remeasurement due to transfers	3	(9)	6	–
Transfer to stage 1	8	(8)	–	–
Transfer to stage 2	(4)	4	–	–
Transfer to stage 3	(1)	(5)	6	–
Net originations, purchases and disposals	17	(2)	–	15
Repayments	–	–	–	–
Changes to risk, parameters, and models	(55)	23	160	128
Foreign exchange and other adjustments	(5)	4	(25)	(26)
Balance, June 30, 2023	$471	$157	$213	$841

The following table presents past due but not impaired and impaired financial assets as at December 31, 2022 under IAS 39.

	Past due but not impaired
As at December 31, 2022	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities(1),(2)
FVTPL	$2,059	$71	$2,130	$9
AFS	922	–	922	–
Private placements(1)	317	152	469	229
Mortgages and loans to Bank clients	103	–	103	74
Other financial assets	36	34	70	1
Total	$3,437	$257	$3,694	$313

(1)	Payments of $12 on $3,297 of financial assets past due less than 90 days were delayed.
(2)	Payments of $4 on $224 of financial assets past due greater than 90 days were delayed.

(III)	Significant judgements and estimates

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at June 30, 2023	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP)	1,759	1.4%	2.0%	3.4%	2.3%	(2.4%)	2.2%	(4.3%)	2.2%
Unemployment rate	5.2%	5.7%	5.7%	5.0%	4.8%	7.7%	7.6%	8.9%	9.2%
Oil prices	78.9	82.3	68.7	84.7	69.0	68.7	62.4	58.4	56.3
U.S.
Gross Domestic Product (GDP)	20,322	1.4%	2.5%	3.6%	2.5%	(2.2%)	2.7%	(3.9%)	2.7%
Unemployment rate	3.4%	3.8%	4.1%	3.1%	3.5%	6.4%	6.0%	6.7%	7.8%
7-10 Year BBB U.S. Corporate Index	5.6%	6.0%	5.9%	5.8%	6.0%	5.6%	5.4%	6.2%	5.2%
Japan
Gross Domestic Product (GDP)	551,644	1.1%	0.9%	3.3%	1.1%	(4.0%)	1.2%	(8.1%)	1.8%
Unemployment rate	2.6%	2.5%	2.3%	2.3%	2.0%	3.1%	3.1%	3.2%	3.5%
Hong Kong
Unemployment rate	3.0%	3.1%	3.3%	2.7%	3.0%	4.2%	4.1%	4.6%	4.9%
Share Index	21,200	24.2%	4.4%	37.8%	3.2%	(12.2%)	4.0%	(34.2%)	5.2%
China
Gross Domestic Product (GDP)	106,073	5.5%	5.0%	9.0%	5.0%	(1.6%)	5.2%	(5.1%)	4.5%
Share Index	10,672	1.8%	7.8%	20.1%	5.8%	(34.9%)	15.0%	(44.9%)	16.5%

Manulife Financial Corporation – Second Quarter 2023	142

(IV)	Sensitivity to changes in economic assumptions

The following table compares the allowances resulting from the ECL baseline scenario and resulting from ECL scenarios weighted by probability of occurrence.

As at	June 30, 2023
Probability-weighted ECLs	$840
Base ECLs	$598
Difference - in amount	$241
Difference - in percentage	28.75%

(c)	Securities lending, repurchase and reverse repurchase transactions

As at June 30, 2023, the Company had loaned securities (which are included in invested assets) with a market value of $1,045 (December 31, 2022 – $723). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at June 30, 2023, the Company had engaged in reverse repurchase transactions of $1,379 (December 31, 2022 – $895) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $466 as at June 30, 2023 (December 31, 2022 – $895) which are recorded as payables.

(d) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.

The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2023	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	4
A	91	3	4
BBB	14	–	1
Total single name CDS	$128	$4	4
Total CDS protection sold	$128	$4	4

As at December 31, 2022	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$–	$–	–
A	133	4	4
BBB	26	–	1
Total single name CDS	$159	$4	4
Total CDS protection sold	$159	$4	4

(1)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)	The Company held no purchased credit protection as at June 30, 2023 and December 31, 2022.

Manulife Financial Corporation – Second Quarter 2023	143

(e) Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default, and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at June 30, 2023, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 35 per cent (December 31, 2022 – 36 per cent). As at June 30, 2023, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,531 (December 31, 2022 – $1,582). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2022 – $nil).

(f) Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse purchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – Second Quarter 2023	144

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2023	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$8,930	$(6,866)	$(1,965)	$99	$99
Securities lending	1,045	–	(1,045)	–	–
Reverse repurchase agreements	1,379	(265)	(1,114)	–	–
Total financial assets	$11,354	$(7,131)	$(4,124)	$99	$99
Financial liabilities
Derivative liabilities	$(13,158)	$6,866	$6,209	$(83)	$(37)
Repurchase agreements	(466)	265	201	–	–
Total financial liabilities	$(13,624)	$7,131	$6,410	$(83)	$(37)

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2022	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,072	$(7,170)	$(1,687)	$215	$215
Securities lending	723	–	(723)	–	–
Reverse repurchase agreements	895	(779)	(116)	–	–
Total financial assets	$10,690	$(7,949)	$(2,526)	$215	$215
Financial liabilities
Derivative liabilities	$(15,151)	$7,170	$7,834	$(147)	$(103)
Repurchase agreements	(895)	779	116	–	–
Total financial liabilities	$(16,046)	$7,949	$7,950	$(147)	$(103)

(1)	Financial assets and liabilities include accrued interest of $578 and $924, respectively (December 31, 2022 – $488 and $862, respectively).
(2)

Financial and cash collateral exclude over-collateralization. As at June 30, 2023, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $494, $1,809, $75 and $3, respectively (December 31, 2022 – $507, $1,528, $63 and $nil, respectively). As at June 30, 2023, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

(3)	Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

Manulife Financial Corporation – Second Quarter 2023	145

A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at June 30, 2023	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,308	$(1,308)	$–
Variable surplus note	(1,308)	1,308	–

As at December 31, 2022	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,242	$(1,242)	$–
Variable surplus note	(1,242)	1,242	–

Note 8 Long-Term Debt

(a) Carrying value of long-term debt instruments

As at	Issue date	Maturity date	Par value	June 30, 2023	December 31, 2022
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,523	$1,559
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	980	1,004
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	987	1,011
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	264	270
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	659	674
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	357	365
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,320	1,351
Total				$6,090	$6,234

(1)

These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b) Fair value measurement

Fair value of long-term debt instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2023, the fair value of long-term debt was $5,503 (December 31, 2022 – $5,587). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2022 – Level 2).

Manulife Financial Corporation – Second Quarter 2023	146

Note 9 Capital Instruments

(a) Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value	June 30, 2023	December 31, 2022
JHFC Subordinated notes(1)	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	996	996
5.409% MFC Subordinated debentures(1),(2)	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,194	–
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	991	1,013
2.237% MFC Subordinated debentures(1)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	998	998
3.00% MFC Subordinated notes(1)	November 21, 2017	November 21, 2024	November 21, 2029	S$500	489	504
3.049% MFC Subordinated debentures(1)	August 18, 2017	August 20, 2024	August 20, 2029	$750	749	749
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	598	615
3.317% MFC Subordinated debentures(1),(4)	May 9, 2018	May 9, 2023	May 9, 2028	$600	–	600
Total					$6,662	$6,122

(1)

The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. As these rates could potentially be discontinued in the future, the Company will take appropriate actions in due course to accomplish the necessary transitions or replacements. As at June 30, 2023, capital instruments of $647 (December 31, 2022 – $647) have interest rate referencing CDOR. In addition, capital instruments of $2,743, $1,194, $991 and $489 (December 31, 2022 – $3,343, $nil, $1,013, and $504, respectively) have interest rate reset in the future referencing CDOR, CORRA, the USD Mid-Swap rate, and the SGD swap rate, respectively.

(2)

Issued by MFC during the first quarter, interest is payable semi-annually. After March 10, 2028, the interest rate will reset to equal the Daily Compounded CORRA plus 1.85%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after March 10, 2028, at a redemption price together with accrued and unpaid interest.

(3)

Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(4)	MFC redeemed in full the 3.317% MFC Subordinated debentures at par, on May 9, 2023, the earliest par redemption date.

(b) Fair value measurement

Fair value of capital instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2023, the fair value of capital instruments was $6,301 (December 31, 2022 – $5,737). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2022 – Level 2).

Manulife Financial Corporation – Second Quarter 2023	147

Note 10 Equity Capital and Earnings Per Share

(a) Preferred shares and other equity instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at June 30, 2023 and December 31, 2022.

		Annual	Earliest	Number of		Net amount(4)
As at	Issue date	dividend rate / interest rate(1)	redemption date(2),(3)	shares (in millions)	Face amount	June 30, 2023	December 31, 2022
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6),(8)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(5),(6)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.800%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 25(5),(6),(9)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes(10)
Series 1(11)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(11)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(11)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660

(1)

Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.

(2)

Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

(3)

Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.

(4)	Net of after-tax issuance costs.
(5)

On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

(6)

On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

(7)	The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)

MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 11 on March 19, 2023, which is the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 6.159%, for a five-year period commencing on March 20, 2023.

(9)

MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 25 on June 19, 2023, which is the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.942%, for a five-year period commencing on June 20, 2023.

(10)

Non-payment of distributions or principal on any LRCN series notes when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1 notes, Class 1 Series 28 preferred shares for LRCN Series 2 notes, and Class 1 Series 29 preferred shares for LRCN Series 3 notes. All claims of the holders of LRCN series notes against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28, and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.

(11)

The LRCN Series 1 distribute at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 distribute at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 distribute at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

Manulife Financial Corporation – Second Quarter 2023	148

(b) Common shares

As at June 30, 2023, there were 20 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2022 – 21 million).

Number of common shares (in millions)	For the six months ended June 30, 2023	For the year ended December 31, 2022
Balance, beginning of period	1,865	1,943
Purchased for cancellation	(33)	(79)
Issued on exercise of stock options and deferred share units	1	1
Balance, end of period	1,833	1,865

Normal course issuer bid

On February 21, 2023, the Company announced that the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 55.7 million common shares, representing approximately 3% of its issued and outstanding common shares. Purchases under the NCIB commenced on February 23, 2023 and will continue until February 22, 2024, when the NCIB expires, or such earlier date as the Company completes its purchases.

During the six months ended June 30, 2023, the Company had purchased 26.0 million shares under the current NCIB commenced on February 23, 2023, and 6.9 million shares under the previous NCIB that expired on February 2, 2023, totaling 32.9 million shares for $841. Of this, $392 was recorded in common shares and $449 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.

(c) Earnings per share

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the	three months ended June 30,		six months ended June 30,
(in millions)	2023	2022	2023	2022
Weighted average number of common shares	1,842	1,921	1,850	1,930
Dilutive stock-based awards(1)	4	3	4	3
Weighted average number of diluted common shares	1,846	1,924	1,854	1,933

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 11 Revenue from Service Contracts

The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.

The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Manulife Financial Corporation – Second Quarter 2023	149

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14. Asia, Canada, and U.S. reporting segments are combined with Corporate and Other as a result of the implementation of IFRS 17.

For the three months ended June 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$797	$(95)	$702
Transaction processing, administration, and service fees	636	69	705
Distribution fees and other	213	13	226
Total included in other revenue	1,646	(13)	1,633
Revenue from non-service lines	1	57	58
Total other revenue	$1,647	$44	$1,691
Real estate management services included in net investment income	$–	$74	$74

For the three months ended June 30, 2022	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$761	$(77)	$684
Transaction processing, administration, and service fees	595	68	663
Distribution fees and other	202	13	215
Total included in other revenue	1,558	4	1,562
Revenue from non-service lines	(6)	(110)	(116)
Total other revenue	$1,552	$(106)	$1,446
Real estate management services included in net investment income	$–	$75	$75

For the six months ended June 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,628	$(189)	$1,439
Transaction processing, administration, and service fees	1,261	138	1,399
Distribution fees and other	421	26	447
Total included in other revenue	3,310	(25)	3,285
Revenue from non-service lines	2	95	97
Total other revenue	$3,312	$70	$3,382
Real estate management services included in net investment income	$–	$157	$157

For the six months ended June 30, 2022	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,561	$(155)	$1,406
Transaction processing, administration, and service fees	1,217	137	1,354
Distribution fees and other	419	32	451
Total included in other revenue	3,197	14	3,211
Revenue from non-service lines	(7)	(236)	(243)
Total other revenue	$3,190	$(222)	$2,968
Real estate management services included in net investment income	$–	$157	$157

Manulife Financial Corporation – Second Quarter 2023	150

Note 12 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans(1)

For the three months ended June 30,	2023	2022	2023	2022
Defined benefit current service cost	$10	$11	$–	$–
Defined benefit administrative expenses	2	2	–	1
Service cost	12	13	–	1
Interest on net defined benefit (asset) liability	1	1	–	–
Defined benefit cost	13	14	–	1
Defined contribution cost	22	21	–	–
Net benefit cost reported in earnings	$35	$35	$–	$1
Actuarial (gain) loss on economic assumption changes	$(35)	$(315)	$(5)	$(45)
Investment (gain) loss (excluding interest income)	22	280	9	29
Change in effect of asset limit	(1)	3	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(14)	$(32)	$4	$(16)

	Pension plans		Retiree welfare plans(1)

For the six months ended June 30,	2023	2022	2023	2022
Defined benefit current service cost	$20	$22	$–	$–
Defined benefit administrative expenses	5	5	–	1
Service cost	25	27	–	1
Interest on net defined benefit (asset) liability	2	1	(1)	–
Defined benefit cost	27	28	(1)	1
Defined contribution cost	50	46	–	–
Net benefit cost reported in earnings	$77	$74	$(1)	$1
Actuarial (gain) loss on economic assumption changes	$30	$(621)	$4	$(85)
Investment (gain) loss (excluding interest income)	(65)	573	(2)	58
Change in effect of asset limit	3	12	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(32)	$(36)	$2	$(27)

(1)

There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

Note 13 Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia, and other jurisdictions where the Company conducts business regularly make inquiries and sometimes require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against the Company in the U.S. District Court for the Southern District of New York on behalf of owners of Performance Universal Life (“Perf UL”) policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. The class policies in the COI-increase block made up approximately two-thirds of the total face amount of the policies in the COI-increase block. The class case was settled effective May 17, 2022, and the settlement has been implemented.

Manulife Financial Corporation – Second Quarter 2023	151

In addition to the class action, twelve individual lawsuits opposing the Perf UL COI increases were also filed; nine in federal court and three in state court. Each of the lawsuits, except two, have been brought by plaintiffs who own multiple policies. All of the pending federal cases, which made up approximately 21% of the total face amount of policies in the COI-increase block, have now been settled. The three state court cases are still pending.

There are also policies that have been “opted out” of the class settlement, and although no litigation is pending with respect to those policies, future litigation is possible. The remaining “opted out” policies constitute about 18% (by face value) of the COI-increase block. The Company continues to defend the three remaining state court individual lawsuits.

(b) Guarantees

(I) Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.

The following table presents certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the three months ended June 30, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$–	$887	$–	$887	$–
Investment result	127	769	(299)	597	14
Other revenue	25	1,668	(2)	1,691	(5)
Net income (loss) attributed to shareholders and other equity holders	1,025	953	(953)	1,025	(2)

For the three months ended June 30, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$–	$1,035	$–	$1,035	$–
Investment result	154	(3,538)	(313)	(3,697)	12
Other revenue	(3)	1,450	(1)	1,446	7
Net income (loss) attributed to shareholders and other equity holders	(2,119)	(2,202)	2,202	(2,119)	8

For the six months ended June 30, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service results	$–	$1,736	$–	$1,736	$–
Investment results	132	1,746	(311)	1,567	26
Other revenue	21	3,363	(2)	3,382	(5)
Net income (loss) attributed to shareholders and other equity holders	2,431	2,443	(2,443)	2,431	(1)

For the six months ended June 30, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service results	$–	$1,750	$–	$1,750	$–
Investment results	142	(5,963)	(315)	(6,136)	25
Other revenue	7	2,962	(1)	2,968	4
Net income (loss) attributed to shareholders and other equity holders	(3,339)	(3,353)	3,353	(3,339)	9

Manulife Financial Corporation – Second Quarter 2023	152

Condensed Consolidated Statements of Financial Position Information

As at June 30, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$82	$403,346	$–	$403,428	$13
Insurance contract assets	–	404	–	404	–
Reinsurance contract held assets	–	43,386	–	43,386	–
Total other assets	87,414	98,906	(148,208)	38,112	948
Segregated funds net assets	–	365,981	–	365,981	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	358,413	–	358,413	–
Reinsurance contract held liabilities	–	2,480	–	2,480	–
Investment contract liabilities	–	10,557	–	10,557	–
Total other liabilities	41,789	108,680	(83,745)	66,724	702
Insurance contract liabilities for account of segregated fund holders	–	112,529	–	112,529	–
Investment contract liabilities for account of segregated fund holders	–	253,452	–	253,452	–

As at December 31, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$63	$400,079	$–	$400,142	$21
Insurance contract assets	–	673	–	673	–
Reinsurance contract held assets	–	45,871	–	45,871	–
Total other assets	58,357	42,751	(62,667)	38,441	950
Segregated funds net assets	–	348,562	–	348,562	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	354,857	–	354,857	–
Reinsurance contract held liabilities	–	2,391	–	2,391	–
Investment contract liabilities	–	10,079	–	10,079	–
Total other liabilities	11,544	58,474	(444)	69,574	712
Insurance contract liabilities for account of segregated fund holders	–	110,216	–	110,216	–
Investment contract liabilities for account of segregated fund holders	–	238,346	–	238,346	–

(II) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.

Note 14 Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Manulife Financial Corporation – Second Quarter 2023	153

Corporate and Other Segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Effective January 1, 2023, the Company has made a number of changes to the composition of reporting segments to better align its financial reporting with its business strategy and operations. The Company’s international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of the Company’s Bermuda operations alongside the high net worth business that is reported in the Company’s Singapore and Hong Kong operations. The Company’s investment in the startup capital of segregated and mutual funds and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

The following tables present results by reporting segments and by geographical location.

(a) By Segment

For the three months ended June 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life and health insurance	$483	$217	$114	$–	$34	$848
Annuities and pensions	(23)	45	17	–	–	39
Total insurance service result	460	262	131	–	34	887
Net investment income (loss)	2,336	997	1,237	(205)	454	4,819
Insurance finance income (expense)
Life and health insurance	(1,049)	(794)	(1,041)	–	44	(2,840)
Annuities and pensions	(1,497)	150	453	–	–	(894)
Total insurance finance income (expense)	(2,546)	(644)	(588)	–	44	(3,734)
Reinsurance finance income (expense)
Life and health insurance	137	15	(17)	–	(24)	111
Annuities and pensions	3	(1)	(444)	–	–	(442)
Total reinsurance finance income (expense)	140	14	(461)	–	(24)	(331)
Decrease (increase) in investment contract liabilities	(26)	(13)	(83)	(39)	4	(157)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	(96)	354	105	(244)	478	597
Other revenue	47	72	16	1,647	(91)	1,691
Other expenses	(63)	(140)	(28)	(1,037)	(90)	(1,358)
Interest expense	(3)	(236)	(4)	(4)	(134)	(381)
Net income (loss) before income taxes	345	312	220	362	197	1,436
Income tax recovery (expense)	(91)	(64)	(37)	(44)	(29)	(265)
Net income (loss)	254	248	183	318	168	1,171
Less net income (loss) attributed to:
Non-controlling interests	25	–	–	1	–	26
Participating policyholders	99	21	–	–	–	120
Net income (loss) attributed to shareholders and other equity holders	$130	$227	$183	$317	$168	$1,025

Manulife Financial Corporation – Second Quarter 2023	154

For the three months ended June 30, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life and health insurance	$365	$229	$337	$–	$12	$943
Annuities and pensions	(5)	64	33	–	–	92
Total insurance service result	360	293	370	–	12	1,035
Net investment income (loss)	546	(1,616)	(895)	(424)	(65)	(2,454)
Insurance finance income (expense)
Life and health insurance	532	585	(1,118)	–	61	60
Annuities and pensions	(1,496)	15	(371)	–	–	(1,852)
Total insurance finance income (expense)	(964)	600	(1,489)	–	61	(1,792)
Reinsurance finance income (expense)
Life and health insurance	196	4	189	–	(64)	325
Annuities and pensions	(1)	(1)	262	–	–	260
Total reinsurance finance income (expense)	195	3	451	–	(64)	585
Decrease (increase) in investment contract liabilities	(25)	(13)	15	(16)	3	(36)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	(248)	(1,026)	(1,918)	(440)	(65)	(3,697)
Other revenue	30	67	16	1,552	(219)	1,446
Other expenses	(90)	(145)	(26)	(942)	(4)	(1,207)
Interest expense	(2)	(112)	(4)	–	(115)	(233)
Net income (loss) before income taxes	50	(923)	(1,562)	170	(391)	(2,656)
Income tax recovery (expense)	(100)	327	336	(20)	10	553
Net income (loss)	(50)	(596)	(1,226)	150	(381)	(2,103)
Less net income (loss) attributed to:
Non-controlling interests	52	–	–	–	–	52
Participating policyholders	(51)	15	–	–	–	(36)
Net income (loss) attributed to shareholders and other equity holders	$(51)	$(611)	$(1,226)	$150	$(381)	$(2,119)

For the six months ended June 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life and health insurance	$905	$428	$261	$–	$81	$1,675
Annuities and pensions	(75)	93	43	–	–	61
Total insurance service result	830	521	304	–	81	1,736
Net investment income (loss)	4,420	2,497	2,626	(409)	838	9,972
Insurance finance income (expense)
Life and health insurance	(2,685)	(1,735)	(2,349)	–	717	(6,052)
Annuities and pensions	(1,607)	67	80	–	–	(1,460)
Total insurance finance income (expense)	(4,292)	(1,668)	(2,269)	–	717	(7,512)
Reinsurance finance income (expense)
Life and health insurance	89	22	180	–	(694)	(403)
Annuities and pensions	3	(1)	(252)	–	–	(250)
Total reinsurance finance income (expense)	92	21	(72)	–	(694)	(653)
Decrease (increase) in investment contract liabilities	(31)	(33)	(79)	(95)	(2)	(240)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	189	817	206	(504)	859	1,567
Other revenue	57	144	40	3,312	(171)	3,382
Other expenses	(113)	(279)	(103)	(2,092)	(195)	(2,782)
Interest expense	(5)	(468)	(8)	(9)	(258)	(748)
Net income (loss) before income taxes	958	735	439	707	316	3,155
Income tax recovery (expense)	(196)	(163)	(70)	(92)	(53)	(574)
Net income (loss)	762	572	369	615	263	2,581
Less net income (loss) attributed to:
Non-controlling interests	79	–	–	1	–	80
Participating policyholders	34	36	–	–	–	70
Net income (loss) attributed to shareholders and other equity holders	$649	$536	$369	$614	$263	$2,431
Total assets	$167,352	$153,393	$242,963	$247,034	$40,569	$851,311

Manulife Financial Corporation – Second Quarter 2023	155

For the six months ended June 30, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life and health insurance	$845	$416	$263	$–	$40	$1,564
Annuities and pensions	(72)	154	104	–	–	186
Total insurance service result	773	570	367	–	40	1,750
Net investment income (loss)	956	(3,009)	(636)	(702)	(151)	(3,542)
Insurance finance income (expense)
Life and health insurance	1,166	351	(2,191)	–	161	(513)
Annuities and pensions	(2,616)	475	(42)	–	–	(2,183)
Total insurance finance income (expense)	(1,450)	826	(2,233)	–	161	(2,696)
Reinsurance finance income (expense)
Life and health insurance	228	–	175	–	(163)	240
Annuities and pensions	(2)	(1)	51	–	–	48
Total reinsurance finance income (expense)	226	(1)	226	–	(163)	288
Decrease (increase) in investment contract liabilities	(74)	(24)	(40)	(57)	9	(186)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	(342)	(2,208)	(2,683)	(759)	(144)	(6,136)
Other revenue	(6)	133	33	3,190	(382)	2,968
Other expenses	(180)	(286)	(45)	(1,925)	(60)	(2,496)
Interest expense	(3)	(170)	(9)	–	(223)	(405)
Net income (loss) before income taxes	242	(1,961)	(2,337)	506	(769)	(4,319)
Income tax recovery (expense)	(173)	710	512	(73)	17	993
Net income (loss)	69	(1,251)	(1,825)	433	(752)	(3,326)
Less net income (loss) attributed to:
Non-controlling interests	54	–	–	–	–	54
Participating policyholders	(73)	32	–	–	–	(41)
Net income (loss) attributed to shareholders and other equity holders	$88	$(1,283)	$(1,825)	$433	$(752)	$(3,339)
Total assets	$154,239	$148,710	$241,787	$219,942	$45,713	$810,391

(b) By Geographic Location

For the three months ended June 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life and health insurance	$488	$214	$108	$38	$848
Annuities and pensions	(23)	45	17	–	39
Total insurance service result	465	259	125	38	887
Net investment income (loss)	2,350	1,284	1,190	(5)	4,819
Insurance finance income (expense)
Life and health insurance	(1,049)	(781)	(1,020)	10	(2,840)
Annuities and pensions	(1,497)	150	453	–	(894)
Total insurance finance income (expense)	(2,546)	(631)	(567)	10	(3,734)
Reinsurance finance income (expense)
Life and health insurance	133	(5)	(17)	–	111
Annuities and pensions	3	(1)	(444)	–	(442)
Total reinsurance finance income (expense)	136	(6)	(461)	–	(331)
Decrease (increase) in investment contract liabilities	(53)	(30)	(72)	(2)	(157)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(113)	$617	$90	$3	$597
Other revenue	$347	$563	$781	$–	$1,691

Manulife Financial Corporation – Second Quarter 2023	156

For the three months ended June 30, 2022	Asia	Canada	U.S.	Other	Total
Insurance service result
Life and health insurance	$376	$225	$325	$17	$943
Annuities and pensions	(5)	64	33	–	92
Total insurance service result	371	289	358	17	1,035
Net investment income (loss)	466	(1,707)	(1,387)	174	(2,454)
Insurance finance income (expense)
Life and health insurance	531	585	(1,057)	1	60
Annuities and pensions	(1,496)	15	(371)	–	(1,852)
Total insurance finance income (expense)	(965)	600	(1,428)	1	(1,792)
Reinsurance finance income (expense)
Life and health insurance	193	(57)	189	–	325
Annuities and pensions	(1)	(1)	262	–	260
Total reinsurance finance income (expense)	192	(58)	451	–	585
Decrease (increase) in investment contract liabilities	(34)	(19)	17	–	(36)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(341)	$(1,184)	$(2,347)	$175	$(3,697)
Other revenue	$278	$516	$648	$4	$1,446

For the six months ended June 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life and health insurance	$915	$418	$250	$92	$1,675
Annuities and pensions	(75)	93	43	–	61
Total insurance service result	840	511	293	92	1,736
Net investment income (loss)	4,551	2,920	2,482	19	9,972
Insurance finance income (expense)
Life and health insurance	(2,685)	(1,717)	(1,662)	12	(6,052)
Annuities and pensions	(1,607)	67	80	–	(1,460)
Total insurance finance income (expense)	(4,292)	(1,650)	(1,582)	12	(7,512)
Reinsurance finance income (expense)
Life and health insurance	81	(664)	180	–	(403)
Annuities and pensions	3	(1)	(252)	–	(250)
Total reinsurance finance income (expense)	84	(665)	(72)	–	(653)
Decrease (increase) in investment contract liabilities	(112)	(58)	(66)	(4)	(240)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$231	$547	$762	$27	$1,567
Other revenue	$682	$1,083	$1,624	$(7)	$3,382

For the six months ended June 30, 2022	Asia	Canada	U.S.	Other	Total
Insurance service result
Life and health insurance	$861	$406	$241	$56	$1,564
Annuities and pensions	(72)	154	104	–	186
Total insurance service result	789	560	345	56	1,750
Net investment income (loss)	853	(3,186)	(1,413)	204	(3,542)
Insurance finance income (expense)
Life and health insurance	1,165	354	(2,034)	2	(513)
Annuities and pensions	(2,616)	475	(42)	–	(2,183)
Total insurance finance income (expense)	(1,451)	829	(2,076)	2	(2,696)
Reinsurance finance income (expense)
Life and health insurance	223	(158)	175	–	240
Annuities and pensions	(2)	(1)	51	–	48
Total reinsurance finance income (expense)	221	(159)	226	–	288
Decrease (increase) in investment contract liabilities	(87)	(37)	(62)	–	(186)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(464)	$(2,553)	$(3,325)	$206	$(6,136)
Other revenue	$522	$1,064	$1,387	$(5)	$2,968

Manulife Financial Corporation – Second Quarter 2023	157

Note 15 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.

Segregated funds underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

As at June 30, 2023, these guarantees are recorded within the Company’s insurance contract liabilities amounting to $2,860 (December 31, 2022 – $ 3,496), of which $986 are reinsured (December 31, 2022 – $1,249). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. “Insurance contract liabilities for account of segregated fund holders” on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The “Risk Management and Risk Factors Update” section of the Second Quarter 2023 MD&A provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 16 Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2022 Annual Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2023	158

Condensed Consolidated Statement of Financial Position

As at June 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$82	$107,114	$296,717	$(485)	$403,428
Investments in unconsolidated subsidiaries	60,314	8,575	44,396	(113,285)	–
Insurance contract assets	–	–	472	(68)	404
Reinsurance contract held assets	–	43,358	10,243	(10,215)	43,386
Other assets	27,100	9,020	62,354	(60,362)	38,112
Segregated funds net assets	–	182,485	185,496	(2,000)	365,981
Total assets	$87,496	$350,552	$599,678	$(186,415)	$851,311
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$145,378	$223,650	$(10,615)	$358,413
Reinsurance contract held liabilities	–	–	2,482	(2)	2,480
Investment contract liabilities	–	2,645	8,533	(621)	10,557
Other liabilities	30,283	5,850	78,096	(60,257)	53,972
Long-term debt	6,090	–	–	–	6,090
Capital instruments	5,416	598	27,248	(26,600)	6,662
Insurance contract liabilities for account of segregated fund holders	–	51,013	61,516	–	112,529
Investment contract liabilities for account of segregated fund holders	–	131,472	123,980	(2,000)	253,452
Shareholders’ and other equity	45,707	13,649	72,671	(86,320)	45,707
Participating policyholders’ equity	–	(53)	36	–	(17)
Non-controlling interests	–	–	1,466	–	1,466
Total liabilities and equity	$87,496	$350,552	$599,678	$(186,415)	$851,311

Condensed Consolidated Statement of Financial Position

	Restated (note 2)
As at December 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$63	$109,332	$291,266	$(519)	$400,142
Investments in unconsolidated subsidiaries	58,024	8,584	18,018	(84,626)	–
Insurance contract assets	–	–	739	(66)	673
Reinsurance contract held assets	–	44,849	11,215	(10,193)	45,871
Other assets	333	8,899	33,082	(3,873)	38,441
Segregated funds net assets	–	173,417	177,361	(2,216)	348,562
Total assets	$58,420	$345,081	$531,681	$(101,493)	$833,689
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$147,448	$217,942	$(10,533)	$354,857
Reinsurance contract held liabilities	–	–	2,391	–	2,391
Investment contract liabilities	–	2,585	8,207	(713)	10,079
Other liabilities	450	7,198	53,186	(3,616)	57,218
Long-term debt	6,234	–	–	–	6,234
Capital instruments	4,860	614	648	–	6,122
Insurance contract liabilities for account of segregated fund holders	–	49,947	60,269	–	110,216
Investment contract liabilities for account of segregated fund holders	–	123,470	117,092	(2,216)	238,346
Shareholders’ and other equity	46,876	13,865	70,550	(84,415)	46,876
Participating policyholders’ equity	–	(46)	(31)	–	(77)
Non-controlling interests	–	–	1,427	–	1,427
Total liabilities and equity	$58,420	$345,081	$531,681	$(101,493)	$833,689

Manulife Financial Corporation – Second Quarter 2023	159

Condensed Consolidated Statement of Income

For the three months ended June 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,130	$3,823	$(373)	$5,580
Insurance service expenses	–	(1,914)	(3,043)	465	(4,492)
Net expenses from reinsurance contracts held	–	(77)	(44)	(80)	(201)
Total insurance service result	–	139	736	12	887
Investment result
Net investment income (loss)	127	1,057	3,834	(199)	4,819
Insurance/reinsurance finance income (expenses)	–	(996)	(3,165)	96	(4,065)
Other investment result	–	66	(197)	(26)	(157)
Total investment result	127	127	472	(129)	597
Other revenue	25	194	1,585	(113)	1,691
Other expenses	(18)	(253)	(1,154)	67	(1,358)
Interest expense	(112)	(2)	(430)	163	(381)
Net income (loss) before income taxes	22	205	1,209	–	1,436
Income tax (expense) recovery	13	(7)	(271)	–	(265)
Net income (loss) after income taxes	35	198	938	–	1,171
Equity in net income (loss) of unconsolidated subsidiaries	990	196	394	(1,580)	–
Net income (loss)	$1,025	$394	$1,332	$(1,580)	$1,171
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$26	$–	$26
Participating policyholders	–	(90)	137	73	120
Shareholders and other equity holders	1,025	484	1,169	(1,653)	1,025
	$1,025	$394	$1,332	$(1,580)	$1,171
Condensed Consolidated Statement of Income

	Restated (note 2)
For the three months ended June 30, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,567	$3,546	$(381)	$5,732
Insurance service expenses	–	(2,021)	(2,759)	342	(4,438)
Net expenses from reinsurance contracts held	–	(237)	(55)	33	(259)
Total insurance service result	–	309	732	(6)	1,035
Investment result
Net investment income (loss)	154	(1,128)	(1,141)	(339)	(2,454)
Insurance/reinsurance finance income (expenses)	–	(396)	(770)	(41)	(1,207)
Other investment result	–	191	(201)	(26)	(36)
Total investment result	154	(1,333)	(2,112)	(406)	(3,697)
Other revenue	(3)	55	1,513	(119)	1,446
Other expenses	(7)	(174)	(1,092)	66	(1,207)
Interest expense	(104)	3	(597)	465	(233)
Net income (loss) before income taxes	40	(1,140)	(1,556)	–	(2,656)
Income tax (expense) recovery	(1)	233	321	–	553
Net income (loss) after income taxes	39	(907)	(1,235)	–	(2,103)
Equity in net income (loss) of unconsolidated subsidiaries	(2,158)	201	(705)	2,662	–
Net income (loss)	$(2,119)	$(706)	$(1,940)	$2,662	$(2,103)
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$52	$–	$52
Participating policyholders	–	(289)	278	(25)	(36)
Shareholders and other equity holders	(2,119)	(417)	(2,270)	2,687	(2,119)
	$(2,119)	$(706)	$(1,940)	$2,662	$(2,103)

Manulife Financial Corporation – Second Quarter 2023	160

Condensed Consolidated Statement of Income

For the six months ended June 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$4,532	$7,616	$(805)	$11,343
Insurance service expenses	–	(4,079)	(6,030)	835	(9,274)
Net expenses from reinsurance contracts held	–	(229)	(80)	(24)	(333)
Total insurance service result	–	224	1,506	6	1,736
Investment result
Net investment income (loss)	132	2,190	7,791	(141)	9,972
Insurance/reinsurance finance income (expenses)	–	(2,262)	(6,005)	102	(8,165)
Other investment result	–	48	(235)	(53)	(240)
Total investment result	132	(24)	1,551	(92)	1,567
Other revenue	21	402	3,191	(232)	3,382
Other expenses	(29)	(556)	(2,337)	140	(2,782)
Interest expense	(214)	(33)	(679)	178	(748)
Net income (loss) before income taxes	(90)	13	3,232	–	3,155
Income tax (expense) recovery	51	72	(697)	–	(574)
Net income (loss) after income taxes	(39)	85	2,535	–	2,581
Equity in net income (loss) of unconsolidated subsidiaries	2,470	402	487	(3,359)	–
Net income (loss)	$2,431	$487	$3,022	$(3,359)	$2,581
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$80	$–	$80
Participating policyholders	–	(75)	69	76	70
Shareholders and other equity holders	2,431	562	2,873	(3,435)	2,431
	$2,431	$487	$3,022	$(3,359)	$2,581

Condensed Consolidated Statement of Income

	Restated (note 2)
For the six months ended June 30, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$4,960	$7,226	$(756)	$11,430
Insurance service expenses	–	(6,041)	(6,229)	2,740	(9,530)
Net expenses from reinsurance contracts held	–	(315)	379	(214)	(150)
Total insurance service result	–	(1,396)	1,376	1,770	1,750
Investment result
Net investment income (loss)	142	(1,122)	(2,292)	(270)	(3,542)
Insurance/reinsurance finance income (expenses)	–	1,367	(2,064)	(1,711)	(2,408)
Other investment result	–	10	(243)	47	(186)
Total investment result	142	255	(4,599)	(1,934)	(6,136)
Other revenue	7	162	3,039	(240)	2,968
Other expenses	(15)	(390)	(2,233)	142	(2,496)
Interest expense	(194)	5	(478)	262	(405)
Net income (loss) before income taxes	(60)	(1,364)	(2,895)	–	(4,319)
Income tax (expense) recovery	30	296	667	–	993
Net income (loss) after income taxes	(30)	(1,068)	(2,228)	–	(3,326)
Equity in net income (loss) of unconsolidated subsidiaries	(3,309)	360	(707)	3,656	–
Net income (loss)	$(3,339)	$(708)	$(2,935)	$3,656	$(3,326)
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$54	$–	$54
Participating policyholders	–	(360)	371	(52)	(41)
Shareholders and other equity holders	(3,339)	(348)	(3,360)	3,708	(3,339)
	$(3,339)	$(708)	$(2,935)	$3,656	$(3,326)

Manulife Financial Corporation – Second Quarter 2023	161

Consolidated Statement of Cash Flows

For the six months ended June 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,431	$487	$3,022	$(3,359)	$2,581
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,470)	(402)	(487)	3,359	–
Increase (decrease) in net insurance contract liabilities	–	258	5,662	–	5,920
Increase (decrease) in investment contract liabilities	–	(67)	307	–	240
(Increase) decrease in reinsurance contract assets excluding reinsurance transactions	–	24	863	–	887
Amortization of (premium) discount on invested assets	–	20	(42)	–	(22)
Contractual service margin (“CSM”) amortization	–	(258)	(661)	–	(919)
Other amortization	5	66	208	–	279
Net realized and unrealized (gains) losses on assets and impairment on assets	15	182	(2,066)	–	(1,869)
Deferred income tax expense (recovery)	(51)	(75)	251	–	125
Stock option expense	–	(2)	2	–	–
Cash provided by (used in) operating activities before undernoted items	(70)	233	7,059	–	7,222
Dividends from unconsolidated subsidiary	–	172	(408)	236	–
Changes in policy related and operating receivables and payables	(156)	(1,304)	2,987	–	1,527
Cash provided by (used in) operating activities	(226)	(899)	9,638	236	8,749
Investing activities
Purchases and mortgage advances	–	(6,777)	(32,824)	–	(39,601)
Disposals and repayments	–	7,923	27,439	–	35,362
Changes in investment broker net receivables and payables	–	64	196	–	260
Net cash flows from acquisition and disposal of subsidiaries and businesses	–	–	(1)	–	(1)
Investment in common shares of subsidiaries	(1,200)	–	–	1,200	–
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Notes receivable from parent	–	–	(29,790)	29,790	–
Notes receivable from subsidiaries	(26,633)	–	–	26,633	–
Cash provided by (used in) investing activities	(27,833)	1,209	(34,980)	57,624	(3,980)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	(430)	–	(430)
Issue of capital instruments, net	1,194	–	–	–	1,194
Redemption of capital instruments	(600)	–	–	–	(600)
Secured borrowing from securitization transactions	–	–	368	–	368
Lease payments	–	(1)	(39)	–	(40)
Changes in deposits from Bank clients, net	–	–	(555)	–	(555)
Shareholders’ dividends and other equity distributions	(1,493)	–	–	–	(1,493)
Dividends paid to parent	–	408	(172)	(236)	–
Common shares repurchased	(841)	–	–	–	(841)
Common shares issued, net	30	–	1,200	(1,200)	30
Contributions from (distributions to) non-controlling interests, net	–	–	(4)	–	(4)
Capital contributions by parent	–	–	1	(1)	–
Notes payable to parent	–	–	26,633	(26,633)	–
Notes payable to subsidiaries	29,790	–	–	(29,790)	–
Cash provided by (used in) financing activities	28,080	407	27,002	(57,860)	(2,371)
Cash and short-term securities
Increase (decrease) during the period	21	717	1,660	–	2,398
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(45)	(328)	–	(375)
Balance, beginning of period	63	2,215	16,357	–	18,635
Balance, end of period	82	2,887	17,689	–	20,658
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	63	2,614	16,476	–	19,153
Net payments in transit, included in other liabilities	–	(399)	(119)	–	(518)
Net cash and short-term securities, beginning of period	63	2,215	16,357	–	18,635
End of period
Gross cash and short-term securities	82	3,167	17,769	–	21,018
Net payments in transit, included in other liabilities	–	(280)	(80)	–	(360)
Net cash and short-term securities, end of period	$82	$2,887	$17,689	$–	$20,658
Supplemental disclosures on cash flow information:
Interest received	$152	$1,559	$4,835	$(352)	$6,194
Interest paid	199	64	882	(352)	793
Income taxes paid (refund)	1	4	199	–	204

Manulife Financial Corporation – Second Quarter 2023	162

Consolidated Statement of Cash Flows

	Restated (note 2)
For the six months ended June 30, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$(3,339)	$(708)	$(2,935)	$3,656	$(3,326)
Adjustments:
Equity in net income of unconsolidated subsidiaries	3,309	(360)	707	(3,656)	–
Increase (decrease) in net insurance contract liabilities	–	1,730	1,020	–	2,750
Increase (decrease) in investment contract liabilities	–	(47)	233	–	186
(Increase) decrease in reinsurance contract assets excluding reinsurance transactions	–	5	762	–	767
Amortization of (premium) discount on invested assets	–	25	(33)	–	(8)
Contractual service margin (“CSM”) amortization	–	(302)	(779)	–	(1,081)
Other amortization	4	72	176	–	252
Net realized and unrealized (gains) losses on assets and impairment on assets	9	3,460	8,863	–	12,332
Gain on U.S. variable annuity reinsurance transaction (pre-tax)	–	(1,065)	–	–	(1,065)
Deferred income tax expense (recovery)	(30)	(261)	(1,404)	–	(1,695)
Stock option expense	–	(2)	5	–	3
Cash provided by (used in) operating activities before undernoted items	(47)	2,547	6,615	–	9,115
Dividends from unconsolidated subsidiary	–	193	734	(927)	–
Changes in policy related and operating receivables and payables	(145)	688	(1,172)	12	(617)
Gain on U.S. variable annuity reinsurance transaction (pre-tax)	–	(1,263)	–	–	(1,263)
Cash provided by (used in) operating activities	(192)	2,165	6,177	(915)	7,235
Investing activities
Purchases and mortgage advances	–	(16,909)	(44,768)	–	(61,677)
Disposals and repayments	–	13,456	39,409	–	52,865
Changes in investment broker net receivables and payables	–	(35)	(82)	–	(117)
Investment in common shares of subsidiaries	(1,962)	–	–	1,962	–
Return of capital from unconsolidated subsidiaries	–	12	–	(12)	–
Notes receivable from parent	–	–	(21,701)	21,701	–
Notes receivable from subsidiaries	(18,585)	(6)	–	18,591	–
Cash provided by (used in) investing activities	(20,547)	(3,482)	(27,142)	42,242	(8,929)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	266	(202)	–	64
Issue of long-term debt, net	946	–	–	–	946
Secured borrowing from securitization transactions	–	–	548	–	548
Changes in deposits from Bank clients, net	–	–	850	–	850
Lease payments	–	(3)	(59)	–	(62)
Shareholders’ dividends and other equity distributions	(1,391)	–	–	–	(1,391)
Contributions from (distributions to) non-controlling interests, net	–	–	1	–	1
Common shares repurchased	(805)	–	–	–	(805)
Common shares issued, net	16	–	1,962	(1,962)	16
Preferred shares and other equity issued, net	990	–	–	–	990
Preferred shares redeemed, net	(711)	–	–	–	(711)
Dividends paid to parent	–	(734)	(193)	927	–
Notes payable to parent	–	–	18,591	(18,591)	–
Notes payable to subsidiaries	21,701	–	–	(21,701)	–
Cash provided by (used in) financing activities	20,746	(471)	21,498	(41,327)	446
Cash and short-term securities
Increase (decrease) during the period	7	(1,788)	533	–	(1,248)
Effect of foreign exchange rate changes on cash and short-term securities	–	57	(96)	–	(39)
Balance, beginning of period	78	3,565	18,287	–	21,930
Balance, end of period	85	1,834	18,724	–	20,643
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	78	4,087	18,429	–	22,594
Net payments in transit, included in other liabilities	–	(522)	(142)	–	(664)
Net cash and short-term securities, beginning of period	78	3,565	18,287	–	21,930
End of period
Gross cash and short-term securities	85	2,091	18,839	–	21,015
Net payments in transit, included in other liabilities	–	(257)	(115)	–	(372)
Net cash and short-term securities, end of period	$85	$1,834	$18,724	$–	$20,643
Supplemental disclosures on cash flow information:
Interest received	$149	$1,779	$3,961	$(339)	$5,550
Interest paid	183	33	517	(339)	394
Income taxes paid (refund)	–	117	863	–	980

Manulife Financial Corporation – Second Quarter 2023	163

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

As disclosed in Note 2 “Accounting and Reporting Changes”, comparative amounts have been prepared and presented in accordance with IFRS 9 and IFRS 17. Refer to note 2 and also note 2 of the Company’s 2022 Annual Consolidated Financial Statements for adoption impacts of IFRS 9 and IFRS 17. Refer to note 25 of the Company’s 2022 Annual Consolidated Financial Statements for the Company’s accounting policies in accordance with IFRS 9 and IFRS 17.

Manulife Financial Corporation – Second Quarter 2023	164

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION

HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone: 416 926-3000

Website: www.manulife.com

INVESTOR RELATIONS

Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com Email: InvestRel@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

TRANSFER AGENTS

Canada

TSX Trust Company

P.O. Box 700, Station B

Montreal, QC Canada H3B 3K3

Toll Free: 1 800 783-9495

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: www.tsxtrust.com

TSX Trust Company offices are also located in Toronto, Vancouver and Calgary.

United States

Equiniti Trust Company, LLC

P.O. Box 199036

Brooklyn, NY

United States 11219

Toll Free: 1 800 249-7702

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: https://equiniti.com/us/ast-access/

Hong Kong

Tricor Investor Services Limited

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

Telephone: 852 2980-1333

Email: is-enquiries@hk.tricorglobal.com

Website: www.tricoris.com

Philippines

Rizal Commercial Banking Corporation Ground Floor, West Wing

GPL (Grepalife) Building

221 Senator Gil Puyat Avenue

Makati City, Metro Manila, Philippines

Telephone: 632 5318-8567

Email: rcbcstocktransfer@rcbc.com

Website: www.rcbc.com/stocktransfer

AUDITORS

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

The following Manulife documents are available online at www.manulife.com

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholders Reports

•	Public Accountability Statement

•	2022 Environmental, Social and Governance Report

Rating

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2023, Manulife had total capital of C$69.3 billion, including C$45.7 billion of total shareholders’ and other equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry. Rating agencies include AM Best Company (“AM Best”), DBRS Limited and affiliated entities (“DBRS Morningstar”), Fitch Ratings Inc. (“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and S&P Global Ratings (“S&P”).

Rating Agency	MLI Rating	Rank

S&P	AA-	(4th of 21 ratings)

Moody’s	A1	(5th of 21 ratings)

Fitch	AA-	(4th of 21 ratings)

DBRS Morningstar	AA	(3rd of 22 ratings)

AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at June 30, 2023, there were 1,833 million common shares outstanding.

April 1 – June 30, 2023	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos

High	$26.83	$19.98	$154.00	P 1,045

Low	$24.02	$18.19	$142.20	P 900

Close	$25.04	$18.91	$146.10	P 980

Average Daily Volume (000)	9,191	2,963	10	0.1

Manulife Financial Corporation – Second Quarter 2023	165

Consent to receive documents electronically

Electronic documents available from Manulife.

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

These documents will be available to you on our website www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports, will be available on the website at least until the next version is available.

We will notify you when documents will be available on the website and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our website, paper copies will be mailed to you.

This information is also available for viewing or downloading under quarterly reports from the Investor Relations section of our website at www.manulife.com

Detach Here

To receive documents electronically when they are available through Manulife’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife’s website. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

Shareholder Name

Contact Phone Number

Shareholder Email Address

Shareholder Signature

Date

Manulife Financial Corporation – Second Quarter 2023	166

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